Exhibit 2.1

EXECUTION COPY
CONFIDENTIAL

SECURITIES PURCHASE AGREEMENT

among

INGERSOLL RAND INC,

CLUB CAR, LLC

and

MAJORDRIVE HOLDINGS IV, LLC

Dated as of April 9, 2021

i

ii

Annexes

Annex A	Acquired Subsidiaries

Annex B	Sample Calculation of Working Capital

Exhibits

Exhibit A	Transition Services Agreement

Exhibit B	Term Sheet for Wujiang Contract Manufacturing Agreement and Shanghai Distribution Agreement

Exhibit C	Term Sheet for Datacenter Services Agreement

Exhibit D	Reorganization Steps

Exhibit E	Allocation Schedule

Exhibit F	Term Sheet for Intellectual Property Cross License

iii

SECURITIES PURCHASE AGREEMENT

THIS SECURITIES PURCHASE AGREEMENT (as the same may be modified or amended in accordance with the terms hereof, this “Agreement”) is dated as of April 9, 2021 and is by and among MajorDrive Holdings IV, LLC, a Delaware limited liability company (“Purchaser”), Ingersoll Rand Inc., a Delaware corporation (“Seller”), and Club Car, LLC, a Delaware limited liability company (the “Company”).  Defined terms used in this Agreement have the meanings indicated in Article I.

RECITALS

WHEREAS, Seller engages through the Company and the Subsidiaries set forth on Annex A (the “Acquired Subsidiaries” and together with the Company, the “Acquired Companies”) in the development, manufacture, distribution and sale of small-wheeled, low-speed recreational vehicles, including golf cars, personal transportation, work utility and multi-passenger transport vehicles (new and used), parts and accessories for the foregoing (including aftermarket products and connected products), and related services (the “Company Business”).

WHEREAS, Seller indirectly owns one hundred percent (100%) of the outstanding equity securities of the Company as of the date hereof (the “Company Equity Securities”);

WHEREAS, following completion of the Reorganization, Seller shall indirectly own one hundred percent (100%) of the outstanding Equity Interests of Other Purchased Entities (together with the Company Equity Securities, the “Purchased Equity Interests”);

WHEREAS, Purchaser desires to purchase the Purchased Equity Interests from the applicable Seller Entity on the terms and conditions set forth herein (the “Transaction”);

WHEREAS, prior to the Closing, Seller shall, and shall cause its Subsidiaries to, consummate the Reorganization; and

WHEREAS, as a material inducement to, and as a condition to, the Company entering into this Agreement, concurrently with the execution of this Agreement, an Affiliate of Purchaser (the “Guarantor”) has entered into a limited guarantee, dated as of the date hereof, guaranteeing certain of Purchaser’s obligations under this Agreement (the “Limited Guarantee”).

NOW, THEREFORE, in consideration of the foregoing, the representations, warranties, covenants and agreements set forth in this Agreement, and other good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1          Definitions.  Capitalized terms used in this Agreement shall have the meanings set forth in this Agreement.  In addition, for purposes of this Agreement, the following terms, when used in this Agreement, shall have the meanings assigned to them in this Section 1.1.

“Accounting Principles” means GAAP applied in a manner consistent with the methodologies, practices, estimation techniques, assumptions and principles used in the preparation of the Latest Company Balance Sheet.  To the extent there is an inconsistency with GAAP and the methodologies, practices, estimation techniques, assumptions and principles used in the preparation of the Latest Company Balance Sheet, the methodologies, practices, estimation techniques, assumptions and principles used in the preparation of the Latest Company Balance Sheet shall prevail.

“Action” means any action, claim, complaint, suit, arbitration, investigation, litigation, hearing, inquiry, audit, examination or other proceeding, whether civil or criminal, at Law or in equity, by or before any Governmental Entity.

“Adjustment Time” means 12:01 a.m. in the jurisdiction of each of the Acquired Companies after giving effect to the Reorganization on the Closing Date.

“Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, a specified Person.  A Person shall be deemed to control another Person if such first Person possesses, directly or indirectly, the power to direct, or cause the direction of, the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise.

“Affiliated Benefit Plan” means any Benefit Plan that is not a Company Benefit Plan, including any Benefit Plan contributed to by any Acquired Company as a result of such Acquired Company being a “participating employer” or similar term.

“Base Purchase Price” means an amount equal to One Billion Six Hundred Eighty Million Dollars ($1,680,000,000).

“Benefit Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA) (other than any “multiemployer plan”, as defined in Section 3(37) of ERISA), including each, if any exists, (i) pension plan (as defined in Section 3(2) of ERISA) and welfare plan (as defined in Section 3(1) of ERISA), in each case whether or not such plan is subject to ERISA or post-retirement or employment health, medical, dental, vision, prescription, hospitalization, disability, unemployment, workers’ compensation, sick leave, death benefit, life insurance or other benefit plan, program, policy, agreement or arrangement, (ii) bonus, incentive or deferred compensation, profit sharing, stock purchase, stock option, restricted stock, phantom stock, equity appreciation rights, or other equity-based compensation plan, program, policy, agreement or arrangement, (iii) employment, individual consulting, severance, indemnity, jubilee payment, separation, change in control,  relocation, expatriate, employee assistance, or retention plan, program, policy, agreement or arrangement or (iv) vacation, sabbatical, Code section 125 flexible benefit, seniority premium, 13th and 14th month bonus, time off, or other fringe benefit compensation, benefit or employee loan plan, program, policy, agreement or arrangement, in each case, that is sponsored, maintained, contributed to or required to be maintained or contributed to for the benefit of any current or former employee of or individual consultant to any Acquired Company or the Company Business.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks are required to be closed in New York, New York.

“Business Material Adverse Effect” means any change or event that has had or would reasonably be expected to have, individually or in the aggregate with other such changes or events, a material adverse effect on the results of operations, condition (financial or otherwise), properties, assets, liabilities or business of the Company Business, taken as a whole; provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute a Business Material Adverse Effect, nor shall any change or event relating to any of the following be taken into account in determining whether a Business Material Adverse Effect has occurred or would result:

(i) general economic or financial market conditions in any of the geographical areas in which any of the Company Business operates;

(ii) conditions generally affecting the industries in which the Company Business operates (including any such changes arising out of the Pandemic or any Pandemic Measures);

(iii) changes in, or effects arising from or related to, the financial, debt, capital, credit or securities markets, including (A) any disruption of any of the foregoing markets, (B) changes in interest rates and/or currency exchange rates, (C) any decline or rise in the price of any security, commodity, contract or index and (D) any increased cost, or decreased availability, of capital or pricing or terms related to any financing for any of the transactions contemplated by this Agreement;

(iv) changes in Law (including Pandemic Measures) or in GAAP;

(v) the commencement or material worsening of a war or armed hostilities or other national or international calamity involving the United States whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack;

(vi) any earthquake, hurricane, tsunami, tornado, flood, mudslide or other natural disaster, pandemic, calamity, outbreak of any disease or other public health event (including the Pandemic), weather condition, explosion or fire or other force majeure event or act of God, or the worsening of any of the foregoing (including as a result of any Pandemic Measures);

(vii) any actions taken, or failures to take action, or such other changes or events, in each case, which Purchaser has requested or to which Purchaser has consented in writing (including via e-mail) or which actions are expressly contemplated by this Agreement;

(viii) any failure, in and of itself, by the Company to meet projections, budgets, forecasts, revenue or earnings predictions or other similar forward looking statements for any period ending on or after the date of this Agreement (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Business Material Adverse Effect); and

(ix) the negotiation, execution, delivery, announcement, pendency or performance of this Agreement or the transactions contemplated hereby, or any public disclosure relating to any of the foregoing, or the impact of any of the foregoing on relationships, contractual or otherwise, with customers, lenders, employees or other Persons with business relationships with the Company Business, or any action or inaction by a Governmental Entity or any Action or dispute brought or threatened arising out of or relating to the matters in this clause (x), except in the cases of the foregoing clauses (i), (ii), (iii), (iv), (v) and (vi) to the extent such changes or effects have a materially disproportionate impact on the Company Business taken as a whole, as compared to other participants engaged in the industries and geographies in which they operate.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act and any similar or successor legislation in effect as of the Closing Date, including any presidential memoranda or executive orders, relating to the COVID-19 pandemic, as well as any applicable guidance (including IRS Notice 2020-65, 2020-38 IRB) issued thereunder or relating thereto.

“Cash” means the aggregate amount of cash, cash equivalents of the Acquired Companies determined in accordance with GAAP, but excluding any cash and cash equivalents that are subject to any legal or contractual restriction on the ability to freely use such cash and cash equivalents in the jurisdiction in which such cash and cash equivalents is currently held for any lawful purpose.

“Closing Date FMV of a Share of Seller Stock” means the average of the closing sale prices of Seller Common Stock on the New York Stock Exchange as reported by The Wall Street Journal for the five (5) full trading days ending on the trading day immediately preceding the Closing Date.

“Closing Indebtedness” means the aggregate amount of Indebtedness as of the Adjustment Time.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company Benefit Plan” means each Benefit Plan sponsored, maintained or required to be maintained or contributed to by any Acquired Company (other than any Affiliated Benefit Plan in which an Acquired Company is a participating employer) or in which the sole participants are current or former employees of any Acquired Company.

“Company Disclosure Schedule” means the disclosure schedule of the Company referred to in, and delivered pursuant to, this Agreement.

“Company Employees” means, collectively, the employees of Seller and its Subsidiaries (including the Acquired Companies) who are primarily engaged in the support of, or are dedicated to support, the Company Business, whether employed by an Acquired Company as of the date of this Agreement or included in the group of employees who will be (i) transferred to an Acquired Company (including an Other Purchased Entity) prior to the Closing as contemplated by Section 6.3(a) or (ii) will be transferred to a third party professional employer organization prior to the Closing pursuant to a Contract between such Acquired Company and such third party as contemplated by  Section 6.3(a).

“Company Intellectual Property” means any and all Company Owned Intellectual Property and all Licensed Intellectual Property.

“Company Owned Intellectual Property” means all Intellectual Property that is (x) owned by, purported to be owned by, or registered in the name of an Acquired Company as of the date of this Agreement or (y) that will be owned by an Acquired Company upon the consummation of the transactions contemplated by this Agreement, including the Reorganization.

“Company Transaction Expenses” means, to the extent remaining unpaid as of the Adjustment Time, (a) the fees and expenses payable by the Acquired Companies to Simpson Thacher & Bartlett LLP and any other outside attorneys engaged by the Acquired Companies in connection with the transaction contemplated by this Agreement and (b) the fees and expenses payable by the Acquired Companies to outside accountants or other advisors, which fees and expenses were incurred in connection with this Agreement.  For the avoidance of doubt, in no event shall “Company Transaction Expenses” include (i) fees and expenses incurred by Acquired Companies on behalf or at the direction of Purchaser or any of its Affiliates (including, if applicable, any fees and expenses relating to Purchaser’s and/or its Affiliates’ financing arrangements and that Purchaser is responsible for paying pursuant to Section 6.7 or Section 6.8), (ii) any Indebtedness or (iii) any current liabilities taken in account in the determination of Working Capital.

“Competitive Business” means (i) developing, manufacturing, distributing or selling small-wheeled, low-speed recreational vehicles, including golf cars, personal transportation, work utility and multi-passenger transport vehicles (new or used) and parts and accessories for the foregoing (including aftermarket products and connected products), and providing related services or (ii) engaging in any other business that, to the knowledge of the Seller, the Company Business is currently planning to engage in as of the date hereof, in any such case in any city, county, state, country or other jurisdiction in which the Company Business is being conducted on the Closing Date or is currently planned to be conducted.

“Competition Laws” means the HSR Act (and any similar Law enforced by any Governmental Antitrust Entity regarding preacquisition notifications for the purpose of competition reviews), the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and all other federal, state, foreign, multinational or supranational antitrust, competition or trade regulation statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition or effectuating foreign investment.

“Compliant” means, with respect to information delivered as Financing Information, that (i) such information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such information not misleading in light of the circumstances in which it is made, (ii) such information complies with all applicable requirements of Regulation S-K and Regulation S-X under the Securities Act for a registered public offering of debt securities on Form S-1 (excluding the Excluded Information and other than such provisions for which compliance is not customary in a Rule 144A offering of debt securities), (iii) the auditors of any audited financial information contained therein have not withdrawn their audit opinion with respect to such information, and (iv) the financial statements and other financial information included in such information are of a date and are otherwise sufficient, in each case, to permit the Acquired Companies’ independent accountants to issue customary “comfort” letters with respect to such financial statements and financial information to the Financing Sources providing the portion of the Debt Financing consisting of debt securities (including customary “negative assurance” comfort) in order to consummate any offering of non-convertible debt securities under Rule 144A.

“Contract” means any written or oral contract, agreement, indenture, note, bond, instrument, lease, conditional sales contract, mortgage, license, binding commitment or other agreement.

“Debt Release Letter” means a release letter or other evidence or documentation, which shall state that upon the consummation of the Transaction on the Closing Date (i) the obligations of each of the Acquired Companies, as guarantors, and (ii) all Encumbrances on the assets or equity of the Acquired Companies under the Existing Credit Agreement, in each case, shall be fully released and/or terminated under and in connection with the Existing Credit Agreement.

“Electronic Data Room” means the electronic data room established by or on behalf of the Company in connection with the transactions contemplated hereby.

“Encumbrance” means any lien, encumbrance, security interest, pledge, mortgage, hypothecation, charge, restriction on transfer of title or other similar encumbrance, except for any restrictions arising under any applicable securities Laws.

“Environmental Laws” means any and all applicable Laws of any Governmental Entity relating to the protection of the environment or natural resources or, as it relates to exposure to Hazardous Materials, human health or safety.

“Equity Interest” means, with respect to any Person, (i) any capital stock, partnership or membership interest, unit of participation or other similar interest (however designated) in such Person, and (ii) any option, restricted stock unit, warrant, purchase right, conversion right, exchange right or other contractual obligation which would entitle any other Person to acquire any such interest in such Person or otherwise entitle any other Person to share in the equity, profits, earnings, losses or gains of such Person (including stock appreciation, phantom stock, profit participation or other similar rights).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any trade or business treated as a single employer with any Acquired Company under Section 414 of the Code.

“Estimated Closing Indebtedness” means the sum of (i) the estimated amount of Closing Indebtedness as of the anticipated Adjustment Time plus (ii) the aggregate fair market value (calculated in accordance with Section 6.3(c)) of the Vested RSUs, including the employer portions of the Medicare tax payable under FICA and all federal and state unemployment taxes (or the employer portion of required employment taxes or social insurance (or similar) payments to a non-U.S. Governmental Entity, if applicable) and, solely with respect to Company Employees whose wages from the Seller or any of its Affiliates (including any Acquired Company) for the 2020 tax year were less than $100,000, the employer portion of the Social Security tax payable under FICA.

“Estimated Purchase Price” means (i) the Base Purchase Price, minus (ii) the amount of Estimated Closing Indebtedness, minus (iii) the amount of Estimated Company Transaction Expenses, plus (iv) the amount of Estimated Cash, minus (v) the amount, if any, by which the Target Working Capital Amount exceeds the Estimated Working Capital Amount, plus (vi) the amount, if any, by which the Estimated Working Capital Amount exceeds the Target Working Capital Amount.

“Excluded Information” means any (i) pro forma financial statements, (ii) description of all or any portion of the Debt Financing, including any “description of notes”, any description of collateral and the use of proceeds of the Debt Financing, (iii) risk factors relating to all or any component of the Debt Financing, “plan of distribution” and information customarily provided by investment banks or their counsel or their advisors in the preparation of a Rule 144A Offering Memorandum (iv) other information required by Rules 3-05, 3-09, 3-10 or 3-16 of Regulation S-X under the Securities Act and Item 10, Item 402 or Item 601 of Regulation S-K under the Securities Act regarding executive compensation related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A, (v) any financial information with respect to the Acquired Companies on a non-combined basis, (vi) information required by segment reporting and disclosure (including as required by Regulation S-K Item 101(c) and FASB Accounting Standards Codification Topic 280), (vii) XBRL exhibits and information regarding executive compensation and related party disclosure related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A, (viii) the effects of purchase accounting or any adjustments related thereto for any applicable transaction, (ix) any other information customarily excluded from a Rule 144A Offering Memorandum, (x) any tax consideration disclosure, (xi) any financial statements for any entity (or group) or for any period, other than those expressly set forth in the definition of Financing Information, including any projections, estimates or forward looking information with respect to the Acquired Companies after the Closing or the prospects, business plans or other future initiatives of the Acquired Companies after the Closing and (xii) any other information (other than the information set forth in the definition of Financial Information) that the Company is not reasonably able to produce without material undue burden or expense (including industry information not readily available to the Company).

“Existing Credit Agreement” means that certain Credit Agreement, dated as of July 30, 2013 (as amended, restated, replaced, supplemented or otherwise modified from time to time), among Ingersoll Rand Inc. (f/k/a Gardner Denver Holdings, Inc.), Gardner Denver, Inc., the lenders or other financial institutions or entities and other parties from time to time party thereto and Citibank N.A., as administrative agent and collateral agent, and the other parties party thereto.

“FICA” means the Federal Insurance Contributions Act.

“Financing Information” means all financial statements, financial data, audit reports and other information regarding the Acquired Companies requested by Purchaser of the type that would be required by Regulation S-K and Regulation S-X under the Securities Act for a registered public offering of non-convertible debt securities on a registration statement on Form S-1 under the Securities Act to consummate the offering of high-yield debt securities contemplated to be issued in lieu of the bridge facility under the Debt Financing which is customarily included in an offering memorandum for private placements of non-convertible high-yield debt securities pursuant to Rule 144A promulgated under the Securities Act (including information relating to the Acquired Companies required by clauses (i) and (ii) of paragraph 9 of Annex V to the Debt Financing Commitments).  Notwithstanding anything to the contrary in this definition, (i) nothing in this Agreement will require (i) any Acquired Company to provide (or be deemed to require any Acquired Company to prepare) any Excluded Information or (ii) any financial statements to be audited in accordance with Public Company Accounting Oversight Board auditing standards.

“Financing Sources” means the Persons that are party to the Debt Financing Commitments (including any amendments thereto) (in their respective capacities as lenders, arrangers, bookrunners, managers or agents under the Debt Financing Commitments), or any other financing source that may become party to the Debt Financing Commitments as the same may be amended, supplemented, modified, waived or replaced in accordance with the terms hereof, that have committed to provide or arrange or have otherwise entered into agreements (including any engagement letters with respect to any debt securities contemplated to be issued in lieu of any bridge financing provided therein) in connection with the Debt Financing or any replacement financing (including Alternative Financing but excluding the Equity Financing) in connection with the Transaction, including the parties to any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto.

“GAAP” means United States generally accepted accounting principles, as in effect from time to time and applied on a basis consistent with the methodologies, practices, estimation techniques, assumptions and principles used in the preparation of the Latest Company Balance Sheet.

“Government Official” means: (i) an official, director, officer, employee, contractor, agent or representative of any Governmental Entity; (ii) a Person or commercial entity acting in an official capacity for or on behalf of any Governmental Entity, (iii) a candidate for political office, any political party, or any official, employee, or agent of a political party or (iv) an officer, employee, agent or representative of any public international organization such as the United Nations or the World Bank.

“Governmental Antitrust Entity” means any Governmental Entity with regulatory jurisdiction over enforcement of any applicable Competition Law.

“Governmental Entity” means any government, any agency, bureau, board, commission, court, department, official, political subdivision, tribunal or other instrumentality of any government, whether foreign, federal, state, local or tribal sovereign or nation, any self-regulatory organization (including any securities exchange) or any arbitrational tribunal.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination, award or consent entered by or with any Governmental Entity.

“Hazardous Materials” means petroleum and petroleum distillates, polychlorinated biphenyls, friable asbestos or friable asbestos-containing materials, hazardous or toxic chemicals and all other substances or materials that in relevant form and concentration are regulated as wastes, pollutants, contaminants, hazardous or toxic or any other term of similar import pursuant to any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“IBNR Accrual” means the accrual for “incurred but not reported” liabilities.

“Income Taxes” means any income, franchise, net profits or similar Taxes, in each case, measured on the basis of net income or profits.

“Indebtedness” means (i) any indebtedness of the Acquired Companies for borrowed money, together with all accrued but unpaid interest thereon and other payment obligations thereon (including any prepayment premiums, breakage costs and other related fees or liabilities payable as a result of the prepayment thereof upon the consummation of the transactions contemplated by this Agreement), (ii) any indebtedness of the Acquired Companies evidenced by a note, bond, debenture or other similar instrument or debt security or related to foreign currency hedging obligations, (iii) all obligations in respect of letters of credit, bankers’ acceptances and similar facilities issued for the account of the Acquired Companies (but solely to the extent drawn), (iv) any obligation of the Acquired Companies for the deferred purchase price of property (including any “earn-out” or “seller note”, but excluding trade payables or accruals incurred in the ordinary course), (v) any obligations under any “hedge”, “swap”, “forward contract” or other similar arrangements designed to provide protection against fluctuations in any price or rate (including any breakage costs, fees or other amounts payable in connection with the termination of such arrangement upon the consummation of the Transaction, solely to the extent such arrangement is actually terminated), (vi) any obligations of the Acquired Companies under any lease to the extent required to be treated as a capitalized lease obligation under GAAP, (vii) any indebtedness of a Person of a type that is referred to in clauses (i) through (vi) above which is guaranteed by any Acquired Company, (viii) any obligations of the Acquired Companies as of the Adjustment Time (determined in accordance with GAAP) under any (A) pension or related post-retirement and post-employment benefits liabilities (including liabilities and obligations for retiree medical benefits, old age part-time working contracts, termination indemnities, jubilee payments and similar benefits), net of assets that are attributable to such obligations that are transferred to Purchaser or an Acquired Company, (B) deferred compensation plan (without duplication of any such amounts described in the prior sub-clause (A)), (C) any other long-term incentive plan (without duplication of any such amounts described in the following clause (ix)) or (D) severance plan or severance agreement related to the termination of employment of any employee on or prior to the Closing Date (other than with respect to the termination of any employee at the request of the Purchaser), including, in each case, any payroll taxes or other amounts payable by an Acquired Company as employer in connection therewith, (ix) the aggregate fair market value (calculated in accordance with Section 6.3(c)) of the unvested RSUs (which for the avoidance of doubt, shall not include the Vested RSUs) granted under the 2020 One-Time Equity Grant Program that are forfeited by Company Employees upon the Closing, including the employer portions of the Medicare tax payable under the FICA and federal and state unemployment taxes (or the employer portion of required employment taxes or social insurance (or similar) payments to a non-U.S. Governmental Entity, if applicable) and, solely with respect to Company Employees whose wages from the Seller or any of its Affiliates (including any Acquired Company) for the 2020 tax year were less than $100,000, the employer portion of the Social Security tax payable under FICA, (x) the aggregate fair market value of the unvested RSUs and the aggregate spread value of the unvested options to purchase Common Stock under the Recurring Equity Grant Program that are forfeited by Company Employees upon the Closing (in each case, calculated in accordance with Section 6.3(d)), including, the employer portions of the Medicare tax payable under FICA and federal and state unemployment taxes (or the employer portion of required employment taxes or social insurance (or similar) payments to a non-U.S. Governmental Entity, if applicable), and (xi) the amount that would be payable for Transaction Bonuses as provided in Section 6.3(h) if the full amount of such Transaction Bonuses were payable on the Closing Date, including the employer portions of the Medicare tax payable under FICA and  federal and state unemployment taxes (or the employer portion of required employment taxes or social insurance (or similar) payments to a non-U.S. Governmental Entity, if applicable); provided, however, that Indebtedness shall not include any intercompany balances which will be settled pursuant to Section 6.11(b).  For the avoidance of doubt, “Indebtedness” shall not include any Company Transaction Expenses or current liabilities taken into account in the determination of Working Capital.

“Intellectual Property” means any and all intellectual property and industrial property, and all rights in any intellectual property or industrial property, however arising, pursuant to the Laws of any jurisdiction throughout the world, including: all (i) patents and patent applications, utility models and applications for utility models, inventor’s certificates and applications for inventor’s certificates, and invention disclosure statements; (ii) Trademarks; (iii) inventions (whether patentable or not), industrial designs, discoveries, improvements, designs, models, formulae, algorithms, patterns, compilations, data collections, drawings, blueprints, mask works, devices, methods, techniques, processes, know-how, proprietary information, customer lists, Software, technical information, confidential information and trade secrets; (iv) registered and unregistered copyrights, copyrightable works, moral rights, and rights in databases and data collections; (v) rights in original works of authorship in any medium of expression, whether or not published or registered, including Software; (vi) other intellectual or industrial property rights and foreign equivalent or counterpart rights and forms of protection of a similar or analogous nature to any of the foregoing or having similar effect in any jurisdiction throughout the world including rights to claim priority; and (vii) registrations and applications for registration of any of the foregoing, including any renewals, extensions, continuations (in whole or in part), divisionals, re-examinations or reissues or equivalent or counterpart thereof.

“IT Assets” means computers, hardware, Software, databases, systems, networks, servers, websites, platforms, programs, software engines, operating systems, peripherals, data communication lines, applications and information technology equipment and related systems, and any equipment used to process, store, or maintain data and operate systems functions, including any outsourced systems and processes, that are owned, purported to be owned or used by an Acquired Company, or that will be owned or purported to be owned by an Acquired Company upon the completion of the transactions contemplated hereby, including the Reorganization.

“Knowledge of Purchaser” (or similar phrases) means the actual knowledge, after due inquiry, of the individuals listed on Section 1.1(a) of the Purchaser Disclosure Schedule.

“Knowledge of the Company” (or similar phrases) means the actual knowledge, after due inquiry, of the individuals listed on Section 1.1(a) of the Company Disclosure Schedule.

“Law” means any federal, state or local statute, law, ordinance, rule, regulation, order, writ, injunction, directive, judgment, decree, ruling or other legally-binding requirement of a Governmental Entity.

“Legacy IBNR Accrual” means the IBNR Accrual allocable to the Company Business as of the Adjustment Time equal to the sum of: (i) the IBNR Accrual, calculated as set forth in the actuarial report or analysis prepared by Cottingham & Butler (in the form typically prepared for such purpose), for medical, prescription drug, life insurance, disability and other similar expenses and benefits of the Company Employees and their covered dependents being retained by Seller and its Affiliates; plus (ii) the IBNR Accrual and the amount of the retained case reserves, calculated as set forth in the actuarial report prepared by Oliver Wyman, for each of the following liabilities being retained by Seller and its Affiliates: workers compensation; CNA workers compensation; products liability; general liability; and automobile liability.

“Lender Related Party” means any Financing Source and any of the Financing Sources’ respective Affiliates, and any of their and their Affiliates’ respective current and future directors, officers, general or limited partners, shareholders, members, managers, controlling persons, employees, representatives and agents, and the respective valid successors and assigns of each of the foregoing.

“Licensed Intellectual Property” means any and all Intellectual Property used primarily or solely in connection with the operation of the Company Business as conducted by Seller and its Affiliates immediately prior to the Closing pursuant to an Inbound License Agreement.

“Marketing Period” means the first period of fifteen (15) consecutive Business Days after the date hereof and throughout and on the last day of which (i) Purchaser shall have the Financing Information, and such Financing Information is and remains Compliant and (ii) the conditions set forth in Section 7.1(b) shall be satisfied or waived and nothing has occurred and no condition exists that would cause any other conditions set forth in Section 7.1 or any condition set forth in Section 7.2 to fail to be satisfied or waived assuming the Closing were to be scheduled for any time during such period; provided that the Marketing Period shall not commence or be deemed to have commenced if, after the date hereof and prior to the completion of such fifteen (15) consecutive Business Day period, (x) the Financing Information ceases to be Compliant for any reason or otherwise does not include the “Financing Information” as defined, in which case the Marketing Period will not be deemed to commence until, at the earliest, Purchaser has received all of the Financing Information and such Financing Information is and remains Compliant throughout the Marketing Period or (y) the Acquired Companies have been informed by the Acquired Companies’ independent auditors that the Acquired Companies are required to restate, or the Acquired Companies shall have announced any intention to restate any financial statements included in the Financing Information, in which case the Marketing Period will not be deemed to commence unless and until, at the earliest, such restatement has been completed and the relevant Financing Information has been amended or the Acquired Companies have concluded that no restatement is required in accordance with GAAP;  provided, further, that (A) May 28, 2021 and July 2, 2021 shall not count as a Business Day for purposes of calculating the Marketing Period and (B) if the Marketing Period shall not have been completed on or prior to August 20, 2021, then it shall not commence prior to September 7, 2021; provided, further, that in no event shall the Marketing Period be restarted or cease to continue if additional financial statements referred to above are delivered after such Marketing Period has commenced. If the Acquired Companies in good faith reasonably believe that clause (ii) above has as of such date been satisfied and they have delivered the Financing Information, they may deliver to Purchaser written notice to that effect (stating the date on which they believe they completed any such delivery), in which case the receipt of the Financing Information shall be deemed to have occurred and (subject to the continuing applicability of clauses (i) and (ii) above, clauses (a) and (b) of the first proviso above and clauses (a) – (c) of the second proviso above) the fifteen (15) consecutive Business Day period described above shall be deemed to have commenced on the date of receipt of such notice, unless Purchaser determines in good faith that the Acquired Companies have not completed delivery of the Financing Information and, within three (3) Business Days after its receipt of such notice from the Acquired Companies, Purchaser delivers written notice to the Acquired Companies to that effect (stating with reasonable specificity which information is required to complete the delivery of the Financing Information).  Notwithstanding the foregoing, the Marketing Period shall be deemed to have been complied with and to have concluded on the date that is the earlier to occur of (i) the date on which both (x) all commitments in respect of term loans comprising part of the Debt Financing have been priced and fully allocated in the general syndication thereof and (y) a purchase agreement for debt securities comprising a full replacement of bridge financing component of the Debt Financing has been executed and (ii) the date on which the Debt Financing is actually funded (including the funding of any debt securities in lieu of any bridge financing and/or the funding of all of the Debt Financing into escrow).

“Open Source Software” means Software that is licensed pursuant to (i) any license that is approved by the Open Source Initiative and listed at http://www.opensource.org/licenses (which licenses shall include all versions of GNU GPL, GNU LGPL, GNU Affero GPL, MIT license, Eclipse Public License, Common Public License, CDDL, Mozilla Public License, BSD license and Apache license) and any “copyleft” license or any other license under which such Software or other materials are distributed or licensed as “free software,” “open source software” or under similar terms, and (ii) any Reciprocal License.

“Other Purchased Entities” means the Acquired Companies marked with a “*” on Annex A.

“Pandemic” means any outbreaks, epidemics or pandemics relating to SARS-CoV-2 or COVID-19, or any evolutions or mutations thereof, or any other viruses (including influenza), and the governmental and other responses thereto.

“Pandemic Measures” means any quarantine, “shelter in place”, “stay at home”, “safer at home”, workforce reduction, social distancing, shut down, closure, sequester or other directives, guidelines or recommendations promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention or the World Health Organization, in each case, in connection with or in response to the Pandemic.

“Permitted Encumbrance” means: (i) mechanics’, carriers’, workers’, repairers’, materialmen’s, warehousemen’s, construction and other Encumbrances arising or incurred in the ordinary course of business with respect to amounts not yet due and payable or being contested in good faith; (ii) Encumbrances for Taxes, utilities and other governmental charges that are not due and payable, are being contested in good faith by appropriate proceedings (or may thereafter be paid without penalty) and for which adequate reserves are reflected on the Latest Company Balance Sheet; (iii) matters of record or registered Encumbrances affecting title to any asset which do not materially impair the current use or occupancy of such asset in the operation of the business conducted thereon; (iv) in the case of Real Property, matters that would be disclosed by an accurate survey or inspection of such Real Property; (v) requirements and restrictions of zoning, building and other applicable Laws and municipal by-laws, and development, site plan, subdivision or other agreements with municipalities; (vi) statutory Encumbrances of landlords for amounts not due and payable, are being contested in good faith by appropriate proceedings or may thereafter be paid without penalty; (vii) Encumbrances arising under conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business; (viii) minor defects, irregularities or imperfections and other Encumbrances of and on title which, individually or in the aggregate, do not materially impair the Acquired Companies’ rights in, or the continued use or value of, the asset or property to which they relate; (ix) all Encumbrances that will be released and discharged at or prior to the Closing.

“Person” means an association, a corporation, an individual, a partnership, a limited liability company, an unlimited liability company, a trust or any other entity or organization, including a Governmental Entity.

“Purchaser Disclosure Schedule” means the disclosure schedule of Purchaser referred to in, and delivered pursuant to, this Agreement.

“Reciprocal License” means a license of an item of Software that requires or that conditions any rights granted in such license upon: (i) the disclosure, distribution or licensing of any other Software (other than such item of Software in its unmodified form), (ii) a requirement that any disclosure, distribution or licensing of any other Software (other than such item of Software in its unmodified form) be at no charge, or (iii) a requirement that any other licensee of the Software be permitted to modify, make derivative works of, or reverse-engineer any such other Software.

“Release” means any spill, leaking, pumping, injection, deposit, disposal, discharge, leaching, dumping, pouring or other release into the environment (including ambient air, surface water, groundwater, land surface or subsurface strata), whether intentional or unintentional.

“Representatives” means with respect to any Person, any of such Person’s officers, directors, managers, employees, shareholders, members, partners, Affiliates, agents, consultants, advisors, and other representatives, including legal counsel, accountants and financial advisors.

“Retained Marks” means any and all Trademarks used in the Seller-Retained Business, including any Trademark (i) containing the “Ingersoll Rand” names, together with all variations and acronyms thereof, (ii) listed on Section 1.1(b) of the Company Disclosure Schedule or (iii) containing, incorporating or associated with any of the Trademarks described in the preceding clauses (i) and (ii), including any abbreviations or variations thereof.

“RSUs” means the restricted stock units over Seller Common Stock granted under the 2020 One-Time Equity Grant Program or the Recurring Equity Grant Program, whether subject to time vesting or performance vesting.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended from time to time and the rules and regulations promulgated thereunder.

“Seller Common Stock” means the common stock of Seller, par value $0.01 per share.

“Seller Deferred Compensation Plans” means any and all of the following: the Amended and Restated Ingersoll-Rand Industrial U.S., Inc. Executive Deferred Compensation Plan, the Amended and Restated Ingersoll-Rand Industrial U.S., Inc. Executive Deferred Compensation Plan II, the Amended and Restated Ingersoll-Rand Industrial U.S., Inc. Supplemental Employee Savings Plan, the Amended and Restated Ingersoll-Rand Industrial U.S., Inc. Supplemental Employee Savings Plan II, the Ingersoll-Rand Industrial U.S., Inc. Key Management Supplemental Program, the Ingersoll-Rand Industrial U.S. Holdco, Inc. Supplemental Pension Plan I, the Ingersoll-Rand Industrial U.S., Inc. Supplemental Pension Plan II and the Ingersoll Rand Supplemental Defined Contribution Plan.

“Seller Entities” means Seller and all of its Subsidiaries that transfer the Purchased Equity Interests, pursuant to this Agreement, which are set forth on Section 1.1(c) of the Company Disclosure Schedule.

“Seller-Retained Business” means the business of Seller and its Affiliates other than the Company Business.

“Software” all (i) software and computer programs (including all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form, including statements in human readable form such as comments and definitions, which are generally formed and organized according to the syntax of a computer or programmable logic programming language, and such statements in batch or scripting languages), (ii) text, diagrams, descriptions, flow charts and other work products used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, microcode and implementations, configurations, development tools, templates, menus, buttons and icons, and (iii) all documentation including user manuals and other training documentation relating to any of the foregoing.

“Specified Auditor Assistance” means (i) providing customary “comfort letters” (including customary “negative assurances” and change period comfort) with respect to the financial statements included in the Financing Information and (ii) participating in a reasonable number of customary accounting due diligence sessions in connection with the Debt Financing at reasonable times and with reasonable advance written notice.

“Subsidiary” of any Person means, on any date, any Person (i) the accounts of which would be consolidated with and into those of the applicable Person in such Person’s combined financial statements if such financial statements were prepared in accordance with GAAP as of such date or (ii) of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests or more than 50% of the profits or losses of which are, as of such date, owned, controlled or held by the applicable Person or one or more subsidiaries of such Person.

“Target Working Capital Amount” means $12,641,000.

“Tax” means any federal, state, local or foreign income, sales and use, excise, franchise, real and personal property or other ad valorem charge, gross receipt, capital stock, production, business and occupation, disability, social security or national insurance contributions, employment, payroll, severance, or withholding tax, alternative or add-on minimum, value-added, transfer or stamp tax, or any other similar tax custom, duty, governmental fee, or any liability under any Law relating to unclaimed or abandoned property or requiring the escheatment of any property, or any other like assessment or charge or other charge in the nature of a tax imposed by any Tax authority, and any interest or penalties related thereto.

“Tax Return” means any return, report, declaration, information return or other document required to be filed (including any attached schedules) with any Tax authority with respect to Taxes, including any amendments thereof.

“Trade Laws” mean the International Emergency Economic Powers Act, the Trading with the Enemy Act, the Export Administration Act, the Arms Export Control Act, the Export Control Reform Act of 2018, the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010 (CISADA), the Countering America’s Adversaries Through Sanctions Act (CAATSA), the International Boycott Provisions of Section 999 of the Code, the International Traffic in Arms Regulations (ITAR), the Export Administration Regulations (EAR), Title 31, Chapter V of the Code of Federal Regulations, all as amended, and any and all other laws, regulations, rules, or orders that address exports, reexports, deemed exports, export controls, sanctions, embargoes, import controls, customs and anti-boycott compliance, as well as any other similar or analogous statutes, laws, regulations, rules or binding provisions related to international trade, imports, exports and economic sanctions in any other countries or territories where the Company Business operates.

“Trademarks” means all registered and unregistered trademarks, service marks, design marks, fictitious names, trade names, brand names, trade dress, slogans, logos, design rights, other proprietary indicia of goods and services worldwide, and Internet domain names, social media accounts, all intent-to-use registrations or reservations of marks of any of the foregoing, and the goodwill associated with any of the foregoing.

“Transaction Agreements” means this Agreement, the Transition Services Agreement, the Wujiang Contract Manufacturing Agreement, the Shanghai Distribution Agreement, the Datacenter Services Agreement and the IP Cross License.

“Transfer Taxes” means any sales, use, goods and services, stock transfer, real property transfer, transfer, stamp, registration, documentary, recording or similar duties or taxes together with any interest thereon, penalties, fines, fees, additions to tax or additional amounts with respect thereto incurred in connection with the sale of Purchased Equity Interests.

“Transition Services Agreement” means the Transition Services Agreement substantially in the form attached hereto as Exhibit A.

“U.S. Entity” means any Acquired Company created or organized under the Laws of the United States or any state (within the meaning of Section 7701(a)(10) of the Code).

“USA Patriot Act” means USA Patriot Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001).

“Working Capital” means, (i) current assets minus (ii) current liabilities, in each case determined in accordance with the Accounting Principles and using only the line-items reflected as current assets and current liabilities in the sample calculation of Working Capital set forth on Annex B; provided, however, that Working Capital shall not include (A) Cash, (B) Indebtedness, (C) Company Transaction Expenses, (D) deferred Tax assets or liabilities or income Tax payables and receivables, (E) any intercompany balances which will be settled pursuant to Section 6.11(b), (F) leases, whether operating or capital in nature, or (G) any impact of LIFO reserves (for the avoidance of doubt inventory will be calculated on a first-in-first-out basis), but Working Capital shall include both current and long term deferred revenue.

Section 1.2          Other Defined Terms.  Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
2020 One-Time Equity Grant Program	Section 6.3(c)
Acquired Companies	Recitals
Acquired Subsidiaries	Recitals
Agreement	Preamble
Allocation Schedule	Section 3.4
Alternative Financing	Section 6.10(a)
CBA	Section 4.17(b)
Closing	Section 2.2
Closing Date	Section 2.2
Closing Statement	Section 3.3(a)
Company	Preamble
Company 401(k) Plan	Section 6.3(l)
Company Business	Recitals
Company Deferred Compensation Plan Beneficiary	Section 6.3(m)
Company Deferred Compensation Plans	Section 6.3(m)
Company Equity Securities	Recitals
Confidentiality Agreement	Section 6.5(a)
Datacenter Services Agreement	Section 2.3(b)(v)
Debt Financing	Section 5.6
Debt Financing Commitments	Section 5.6
Deferred Business	Section 6.21(a)
Deficiency Amount	Section 3.3(f)(i)
Delayed-Transfer Asset	Section 6.14(b)
Determination Date	Section 3.4
Disclosing Party	Section 6.5(d)
Dispute Resolution Period	Section 3.3(c)
Disputed Item	Section 3.3(b)
Enforceability Exceptions	Section 4.3(a)
Equity Financing	Section 5.6
Equity Financing Commitments	Section 5.6
Estimated Cash	Section 3.1(a)
Estimated Closing Statement	Section 3.1(a)

Term	Section
Estimated Company Transaction Expenses	Section 3.1(a)
Estimated Working Capital Amount	Section 3.1(a)
Excess Amount	Section 3.3(f)(ii)
Existing Stock	Section 6.15
Final Cash	Section 3.3(c)
Final Company Transaction Expenses	Section 3.3(c)
Final Closing Indebtedness	Section 3.3(c)
Final Purchase Price	Section 3.3(f)
Final Working Capital Amount	Section 3.3(c)
Financial Statements	Section 4.5(a)
Financing	Section 5.6
Financing Commitments	Section 5.6
Governmental Filing	Section 4.4(b)
Guarantor	Recitals
Inbound License Agreements	Section 4.18(a)(vii)
Indemnified Individuals	Section 6.8(a)
Independent Arbitrator	Section 3.3(c)
Independent Arbitrator Dispute Notice	Section 3.3(c)
IP Cross License	Section 2.3(b)(vi)
IP License Agreements	Section 4.18(a)(vii)
Latest Company Balance Sheet	Section 4.5(a)
Latest Company Balance Sheet Date	Section 4.5(a)
Leased Real Property	Section 4.8(b)
Leases	Section 4.8(b)
Limited Guarantee	Recitals
Material Contracts	Section 4.18(b)
Material Customer	Section 4.18(a)(i)
Material Supplier	Section 4.18(a)(i)
Multiemployer Plan	Section 4.13(c)
Non-Recourse Party	Section 10.15
Notice of Disagreement	Section 3.3(b)
Outside Date	Section 8.1(b)
Owned Real Property	Section 4.8(a)
Permits	Section 4.14
Pre-Closing Matters	Section 6.16(b)
Preliminary Purchase Price Allocation	Section 3.4
Purchased Equity Interests	Recitals
Purchaser	Preamble
Purchaser FSA Plan	Section 6.3(j)
Purchaser Related Parties	Section 8.3(e)
Purchaser Termination Fee	Section 8.3(b)
Real Property	Section 4.8(b)
Receiving Party	Section 6.5(d)
Recurring Equity Grant Program	Section 6.3(c)
Retention Bonuses	Section 6.3(h)

Term	Section
Review Period	Section 3.3(b)
Reorganization	Section 6.14(a)
R&W Insurance Policy	Section 6.22
Seller	Preamble
Seller 401(k) Plan	Section 6.3(l)
Seller FSA Plan	Section 6.3(j)
Seller Guarantees	Section 6.18(b)
Seller Pension Plan	Section 6.3(l)
Seller’s Insurance Policies	Section 6.16(b)
Shanghai Distribution Agreement	Section 2.3(b)(iv)
Shared Contracts	Section 6.19(b)
Straddle Period	Section 6.17(b)
Tax Claim	Section 6.17(i)
Transaction	Recitals
Transaction Bonus Agreements	Section 6.3(h)
Transaction Bonuses	Section 6.3(h)
Transaction Completion Bonuses	Section 6.3(h)
Transferred FSA Balances	Section 6.3(j)
Unaudited Financials	Section 4.5(a)
Vested RSUs	Section 6.3(c)
Voting Company Debt	Section 4.2(a)
Wujiang Contract Manufacturing Agreement	Section 2.3(b)(iv)

ARTICLE II

PURCHASE, SALE, ASSIGNMENT AND ASSUMPTION

Section 2.1          Delivery and Purchase of Shares.  Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Seller will cause the applicable Seller Entities to sell, convey, assign and transfer to Purchaser, and Purchaser will purchase, acquire and receive from the applicable Seller Entities, the Purchased Equity Interests, in each case, free and clear of any Encumbrances other than Permitted Encumbrances.

Section 2.2          Closing.  The closing of the Transaction (the “Closing”) shall take place via the electronic exchange of closing deliverables, commencing at 10:00 a.m., New York time, on the second Business Day after the day on which the conditions precedent set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time) are satisfied or waived in accordance with this Agreement, or, at the election of Seller, on the first Business Day of the month following the month in which all of the conditions precedent set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time) are satisfied or waived in accordance with this Agreement, or at such other place and time or on such other date as the parties hereto may mutually agree in writing; provided, however, that, notwithstanding anything to the contrary in this Agreement, Purchaser shall not be required to consummate the Transaction prior to the earlier of (i) a Business Day during the Marketing Period specified by Purchaser on no less than three Business Days’ notice to Seller and (ii) the third Business Day after the end of the Marketing Period.  The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.  For Tax purposes, the Closing shall be deemed to have taken effect at 12:01 a.m. on the Closing Date in the jurisdiction of each of the Acquired Companies after giving effect to the Reorganization.

Section 2.3          Closing Deliverables.

(a)   Purchaser Deliverables.  At the Closing, Purchaser shall take the following actions (or cause such actions to be taken):

(i) make the payments contemplated by Section 3.1(b) and Section 3.2; and

(ii) deliver to Seller a copy of the Transition Services Agreement, duly executed by Purchaser.

(b)   Seller Deliverables.  At the Closing, Seller shall take the following actions (or cause such actions to be taken):

(i) Deliver evidence of the assignment of the Purchased Equity Interests to Purchaser, free and clear of all Encumbrances (except for any Encumbrances created, directly or indirectly, by or on behalf of Purchaser or any restrictions on transfer under any applicable securities Laws), duly executed by the applicable Seller Entity and in form and substance reasonably acceptable to Purchaser;

(ii) deliver to Purchaser a copy of the Transition Services Agreement, duly executed by Seller;

(iii) deliver to Purchaser an IRS Form W-9 duly executed by each Seller Entity that is a “United States person” within the meaning of Section 7701(a)(30) of the Code;

(iv) deliver to Purchaser a copy of (A) the Wujiang Contract Manufacturing Agreement (the “Wujiang Contract Manufacturing Agreement”) and (B) the Shanghai Distribution Agreement (the “Shanghai Distribution Agreement”), in each case, duly executed by Seller (or its Affiliate, other than an Acquired Company, party thereto), on the one hand, and one or more of the Acquired Companies, on the other hand, containing the terms set forth in Exhibit B;

(v) deliver to Purchaser a copy of the Datacenter Services Agreement, duly executed by Seller (or its Affiliate (other than an Acquired Company) party thereto), on the one hand, and one or more of the Acquired Companies, on the other hand, containing the terms set forth in Exhibit C (the “Datacenter Services Agreement”);

(vi) deliver to Purchaser a copy of the Intellectual Property Cross License duly executed by Seller (or its Affiliate (other than an Acquired Company) party thereto), on the one hand, and one or more of the Acquired Companies, on the other hand containing the terms set forth in Exhibit F (the “IP Cross License”); and

(vii) deliver to Purchaser the resignations referred to in Section 6.13.

Section 2.4          Withholding.  Purchaser shall be entitled to deduct and withhold from any payment to any Person under this Agreement such amounts as are required to be deducted and withheld under applicable Law, provided that before making any deduction or withholding pursuant to this Section 2.4, Purchaser shall use its reasonable efforts to notify the Seller reasonably in advance of any anticipated deduction or withholding and reasonably consult and cooperate with the Seller in good faith to attempt to reduce or eliminate any amounts that would otherwise be deducted or withheld pursuant to this Section 2.4. If any amount is so withheld, such withheld amount shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE III

PURCHASE PRICE

Section 3.1          Estimated Purchase Price; Certain Closing Date Payments.

(a)   At least three (3) Business Days prior to the Closing Date, the Company shall deliver to Purchaser a statement (the “Estimated Closing Statement”) setting forth the Company’s good faith calculation of the Estimated Purchase Price, including (i) the estimated amount of Working Capital (the “Estimated Working Capital Amount”), (ii) the Estimated Closing Indebtedness, (iii) the estimated amount of Cash (the “Estimated Cash”) and (iv) the estimated amount of the Company Transaction Expenses (the “Estimated Company Transaction Expenses”), in each case as of the Adjustment Time and in accordance with the Accounting Principles, together with reasonable supporting detail of each of the calculations contained therein. If Purchaser reasonably and in good faith disagrees with the Company’s calculation of the Estimated Working Capital Amount (solely to the extent that such disagreement is not based on or arising out of the basic principles included in “Project Azalea – NWC Dec20 (2)” (located in file 15.4 in the Electronic Data Room)), the Company and Purchaser shall seek to resolve such disagreement through good faith discussions and the exchange of information prior to the Closing Date.  If the Company and Purchaser are unable to resolve such disagreement prior to the Closing, then, solely for purposes of determining the Estimated Purchase Price, the Estimated Working Capital Amount shall be deemed to be equal to the Target Working Capital Amount or such other amount as may be agreed by Purchaser.

(b)   Subject to the terms and conditions of this Agreement, at the Closing, Purchaser shall pay by wire transfer of same day funds to such account or accounts as Seller shall designate in writing to Purchaser not less than two Business Days prior to the Closing Date, an amount equal to the Estimated Purchase Price.

Section 3.2          Company Transaction Expenses.  Simultaneously with the Closing, by wire transfer of immediately available funds on behalf of the Acquired Companies, the Company shall pay, or Purchaser shall cause the Company to pay, the Company Transaction Expenses in accordance with wire transfer instructions provided by each payee thereof.

Section 3.3          Post-Closing Determination of Purchase Price Adjustment; Accounting Principles.

(a)   Within ninety (90) days after the Closing Date (as such period may be extended in accordance with the last sentence of this Section 3.3(a)), Seller shall deliver to Purchaser a statement (the “Closing Statement”) setting forth (i) Seller’s good faith calculation of the Company’s Working Capital, Closing Indebtedness, Cash and Company Transaction Expenses, in each case, as of the Adjustment Time, and (ii) the Legacy IBNR Accrual, together with reasonable supporting detail (including the actuarial reports used to determine the Legacy IBNR Accrual) of each of the calculations set forth in the Closing Statement.  The Closing Statement, and the calculations contained therein, shall be prepared and calculated in accordance with the definitions of such terms contained in this Agreement and the Accounting Principles.  During this ninety (90) day period, Purchaser and the Company shall provide Seller and its Representatives with (i) such access to the Company employees and (ii) such financial information as Seller and its Representatives may request in order to prepare the Closing Statement.  Notwithstanding anything herein to the contrary, the ninety (90) day period in which the Seller has to prepare the Closing Statement shall be extended as determined by Seller in good faith if Seller reasonably believes that Purchaser and the Company are not providing Seller and its Representatives, in a timely manner, with such access and information as requested by Seller and its Representatives in accordance with the preparation of the Closing Statement.

(b)   No later than the close of business on the day that is the later of (i) sixty (60) days following the day on which Purchaser receives the Closing Statement, or (ii) one hundred fifty (150) days after the Closing Date (or if such day is not a Business Day, the close of business on the first Business Day thereafter) (the “Review Period”), Purchaser shall notify Seller in writing (the “Notice of Disagreement”) if Purchaser disagrees with the Closing Statement (or the amounts of Working Capital, Closing Indebtedness, Cash and Company Transaction Expenses set forth therein).  The Notice of Disagreement shall set forth in reasonable detail the items as to which Purchaser disagrees (each, a “Disputed Item”), the basis for such disagreement, the amounts involved and Purchaser’s determination of the amount of Working Capital, Closing Indebtedness, Cash and Company Transaction Expenses, in each case, as of the Adjustment Time, and the Legacy IBNR Accrual with reasonably detailed supporting documentation.  If no Notice of Disagreement is received by Seller on or prior to the close of business on the last day of the Review Period, then the Closing Statement (and the amounts of Working Capital, Closing Indebtedness, Cash, Company Transaction Expenses and the Legacy IBNR Accrual set forth therein) shall be deemed to have been accepted by Purchaser and shall become final and binding upon Purchaser and Seller.

(c)   During the thirty (30) days immediately following the delivery of a Notice of Disagreement (the “Dispute Resolution Period”), Seller and Purchaser shall seek in good faith to resolve all of the Disputed Items.  If the parties cannot resolve all of the Disputed Items during the Dispute Resolution Period, any remaining Disputed Items shall be submitted to KPMG LLP or, if such firm declines to act, another accounting or financial advisory firm with an active practice area focused on purchase price dispute resolution mutually agreed by Purchaser and Seller in good faith (the “Independent Arbitrator”).  Seller and Purchaser shall each enter into a customary engagement letter with the Independent Arbitrator.  Seller and Purchaser shall furnish the Independent Arbitrator with a statement setting forth each of the Disputed Items which are still in dispute (the “Independent Arbitrator Dispute Notice”) and the position, including the specific amount proposed, of each of Seller and Purchaser with respect to each such Disputed Item.  The Independent Arbitrator, acting as an arbitrator and not as an expert, will, in accordance with the definitions of such terms contained in this Agreement and the Accounting Principles, make a determination in writing of the appropriate amount of each of the Disputed Items, which determination shall be final, conclusive and binding on Seller and Purchaser, absent fraud, bad faith or manifest error.  With respect to each Disputed Item, such determination, if not in accordance with the position of either Seller or Purchaser, shall not be in excess of the higher, nor less than the lower, of the amounts advocated by Seller or Purchaser in the Independent Arbitrator Dispute Notice with respect to such Disputed Item (and Seller shall not advocate any positions more adverse to Purchaser than the amounts reflected in the Closing Statement).  For the avoidance of doubt, the Independent Arbitrator shall not review any line items or make any determination with respect to any matter other than the Disputed Items.  During the review by the Independent Arbitrator, Seller and Purchaser shall each make available to the Independent Arbitrator such party’s current and former personnel and such information, books, records and work papers, as may be reasonably required by the Independent Arbitrator to fulfill its obligations under this Section 3.3(c); provided, however, that the independent accountants of Seller or Purchaser shall not be obligated to make any working papers available to the Independent Arbitrator unless and until the Independent Arbitrator has signed a customary confidentiality and hold harmless agreement relating to such access to working papers in form and substance reasonably acceptable to such independent accountants.

(d)   The amounts of Working Capital, Closing Indebtedness, Cash, Company Transaction Expenses and the Legacy IBNR Accrual as of the Adjustment Time, as determined either through agreement of Seller and Purchaser pursuant to Section 3.3(b) or through the determination of the Independent Arbitrator pursuant to Section 3.3(c) are referred to herein as the “Final Working Capital Amount,” “Final Closing Indebtedness,” “Final Cash,” “Final Company Transaction Expenses” and “Final Legacy IBNR Accrual” respectively.

(e)   The costs of any dispute resolution pursuant to Section 3.3(c), including the fees, costs and expenses of the Independent Arbitrator and of any enforcement of the determination thereof, shall be borne by Purchaser and Seller in proportion to the final allocation made by the Independent Arbitrator of the Disputed Items weighted in relation to the claims made by Purchaser and Seller, such that the prevailing party pays the lesser proportion of such fees, costs and expenses.  By way of illustration, if Purchaser’s calculations would have resulted in a $1,000,000 net payment to Purchaser, and Seller’s calculations would have resulted in a $1,000,000 net payment to Seller and the Independent Arbitrator’s final determination as adopted pursuant to Section 3.3(c) results in an aggregate net payment of $500,000 to Seller, then Purchaser and Seller shall pay 75% and 25%, respectively, of such fees and expenses.

(f)    The “Final Purchase Price” shall be calculated by (x) recalculating the Estimated Purchase Price using the Final Working Capital Amount in lieu of the Estimated Working Capital Amount, using the Final Closing Indebtedness in lieu of Estimated Closing Indebtedness, using Final Cash in lieu of Estimated Cash, using the Final Company Transaction Expenses in lieu of Estimated Company Transaction Expenses and otherwise using the components of Estimated Purchase Price as set forth in the definition of Estimated Purchase Price and (y) adding the Final Legacy IBNR Accrual to such calculation.

(i) If the Final Purchase Price is less than the Estimated Purchase Price paid at the Closing (such amount, the “Deficiency Amount”), Seller shall promptly (but in any event within three (3) Business Days after the Final Working Capital Amount, Final Closing Indebtedness, Final Cash, Final Company Transaction Expenses and the Final Legacy IBNR Accrual have been agreed upon (through deemed agreement or otherwise) or determined by the Independent Arbitrator, in either case in accordance with Section 3.3(c)), pay or cause to be paid such Deficiency Amount to Purchaser by wire transfer of same day funds to the account or accounts that Purchaser shall designate to Seller.

(ii) If the Final Purchase Price is greater than the Estimated Purchase Price paid at the Closing (such amount, the “Excess Amount”), Purchaser shall promptly (but in any event within three Business Days after the Final Working Capital Amount, Final Closing Indebtedness, Final Cash, Final Company Transaction Expenses and the Final Legacy IBNR Accrual have been agreed (through deemed agreement or otherwise) or determined by the Independent Arbitrator, in either case in accordance with Section 3.3(c)) pay or cause to be paid the Excess Amount to Seller by wire transfer of same day funds to the account or accounts that Seller shall designate to Purchaser.

(g)   Each of the Estimated Closing Statement (including the Estimated Working Capital Amount, Estimated Closing Indebtedness, Estimated Cash and Estimated Company Transaction Expenses), the Closing Statement (including the Working Capital, Closing Indebtedness, Cash, Company Transaction Expenses and the Legacy IBNR Accrual) and the Final Purchase Price (including the Final Working Capital Amount, Final Closing Indebtedness, Final Cash, Final Company Transaction Expenses and the Final Legacy IBNR Accrual) shall be prepared and calculated in accordance with the definitions of such terms contained in this Agreement and the Accounting Principles.

(h)   Any amounts which become payable under this Section 3.3 will constitute an adjustment to the Estimated Purchase Price for Tax purposes, except as otherwise required by applicable Law.

Section 3.4          Allocation of Purchase Price.  The parties (and their respective Affiliates) agree to a preliminary non-binding allocation of the estimated Final Purchase Price among the Seller Entities based on the fair market value of such Seller Entities in accordance with Exhibit E attached hereto.  After the date of this Agreement, but prior to the Closing, the parties shall negotiate in good faith and agree on (i) any revisions to such preliminary allocation of the estimated Final Purchase Price among the Seller Entities (the “Allocation Schedule”), and (ii) an allocation, in a manner consistent with the Allocation Schedule, of the estimated Final Purchase Price (and any other amounts treated as consideration for U.S. federal income tax purposes) to the assets of the Seller Entities deemed to be sold hereunder in accordance with the rules under Section 1060 of the Code and the Treasury Regulations promulgated thereunder, if applicable (the “Preliminary Purchase Price Allocation”).  Any issues with respect to the Allocation Schedule which have not been finally resolved within thirty (30) calendar days after the date of this Agreement shall be referred to the Independent Arbitrator, whose determination shall be final and binding upon the parties.  Within thirty (30) calendar days after the date on which the Final Purchase Price is determined (the “Determination Date”), Purchaser shall deliver to Seller a written statement setting forth any proposed revisions to the Preliminary Purchase Price Allocation based on the actual Final Purchase Price.  If within thirty (30) days after Seller’s receipt of such written statement, Seller has not objected in writing to such written statement, the revisions to the Preliminary Purchase Price Allocation proposed by Purchaser shall become final. If Seller objects in writing to Purchaser’s proposed revisions within such 30-day period, the parties shall negotiate in good faith to resolve the objections. If such objections are not finally resolved within sixty (60) days following the Determination Date, the dispute shall be submitted to the Independent Arbitrator for resolution, whose determination shall be final and binding upon the parties.  Purchaser and Seller shall file their Tax Returns (and IRS Form 8594, if applicable) on the basis of the allocation of the Final Purchase Price, determined as provided in this Section 3.4, and neither party shall thereafter take a Tax Return position or any other position for applicable Tax purposes that is inconsistent with such allocation unless otherwise required pursuant to a final “determination” as defined in Section 1313 of the Code.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SELLER

Except as set forth in the Company Disclosure Schedule (in accordance with Section 10.9(a)), the Seller hereby represents and warrants to Purchaser (with the understanding and agreement that the following representations and warranties shall not apply to the Other Purchased Entities as of the date hereof, but shall apply to each of the Other Purchased Entities from and after the date on which such Other Purchased Entity is formed or incorporated):

Section 4.1          Organization and Good Standing.  The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware.  Each Acquired Subsidiary and each Seller Entity is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation or incorporation (to the extent the applicable jurisdiction recognizes such concept).  Each Acquired Company and each Seller Entity has all requisite power and authority to own and lease its assets and to operate its business in all material respects as the same are now being owned, leased and operated.  Each Acquired Company and each Seller Entity is duly qualified or licensed to do business as a foreign entity and is in good standing (to the extent the applicable jurisdiction recognizes such concept) in each jurisdiction in which the nature of its business or its ownership of its properties requires it to be so qualified or licensed, except where the failure to be so qualified or licensed would not reasonably be expected to have a Business Material Adverse Effect.  The Company has delivered or made available to Purchaser a true, complete and correct copy of the certificates of incorporation and bylaws or comparable governing documents, as currently in effect, for each Acquired Company.  No Acquired Company is in material violation of its organizational documents.

Section 4.2          Capitalization and Title to Shares.

(a)   The Company Equity Securities are the only outstanding Equity Interests of the Company.  The Seller has good and valid title to, and is the sole record and beneficial owner of, the Company Equity Securities, free and clear of all Encumbrances.  All of the Company Equity Securities and all of the Equity Interests of the Acquired Subsidiaries have been duly authorized and validly issued, and are not subject to, and were not issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right provided for in the organizational documents of any Acquired Company, each as amended, or any Contract to which any Acquired Company is or was a party or is or was otherwise bound.  There are not any bonds, debentures, notes or other Indebtedness of any of the Acquired Companies having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which any holder of any Equity Interest of any Acquired Company may vote (“Voting Company Debt”).  There is no outstanding security, instrument or obligation that is or may become convertible into or exchangeable or issuable for any Equity Interest of any Acquired Company or any Voting Company Debt.  There are not any Contracts, arrangements or undertakings of any kind to which any Acquired Company is a party or by which any of them is bound (i) obligating any Acquired Company to issue, deliver or sell, or cause to be issued, delivered or sold, any Equity Interest in any Acquired Company or any Voting Company Debt, (ii) obligating any Acquired Company to issue, grant or enter into any such Contract, arrangement or undertaking, (iii) obligating any Acquired Company to pay an amount in cash or in kind with respect to, or based on the value of, any Equity Interest of any Acquired Company or any Voting Company Debt, (iv) obligating any Acquired Company to repurchase, redeem or otherwise acquire any Equity Interest of any Acquired Company or (v) relating to the voting or registration of any Equity Interest of any Acquired Company.

(b)   Section 4.2(b) of the Company Disclosure Schedule sets forth a true and complete list of all Acquired Subsidiaries, including the name and jurisdiction of organization of each such Acquired Subsidiary, the authorized, issued and outstanding Equity Interests of each such Acquired Subsidiary and the record owner of such Equity Interests.  Except as set forth on Section 4.2(b) of the Company Disclosure Schedule, all of the outstanding Equity Interests of each Acquired Subsidiary are held, directly or indirectly, by an Acquired Company, free and clear of all Encumbrances (other than Permitted Encumbrances).  Other than the Acquired Subsidiaries, (i) the Company has no direct or indirect Subsidiaries and (ii) the Company does not own, directly or indirectly, any Equity Interest in any Person.  No Other Purchased Entity has any direct or indirect Subsidiaries or owns, directly or indirectly, any Equity Interest in any Person.  There are no outstanding commitments or agreements obligating any Acquired Company to make, nor is any Acquired Company otherwise bound by any Contract under which it may become obligated to make, any investment (in the form of a loan, capital contribution or other form of investment) in any Person.

(c)   Upon the transfer and delivery of the Purchased Equity Interests being sold hereunder, at the Closing, Purchaser will receive good and valid title to such Equity Interests, free and clear of all Encumbrances, except for any Encumbrances created, directly or indirectly, by or on behalf of Purchaser, and such Equity Interests shall not be subject to any voting or transfer restrictions (other than restrictions generally imposed on securities under U.S. federal, state or foreign securities Laws and restrictions created, directly or indirectly, by or on behalf of Purchaser).

Section 4.3          Authority; Execution and Delivery; Enforceability.

(a)   The Company possesses all requisite legal right, power and authority to execute, deliver and perform this Agreement and the other Transaction Agreements and to consummate the transactions contemplated herein and therein.  The execution, delivery and performance by the Company of this Agreement and the other Transaction Agreements and the consummation by the Company of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite action on the part of the Company and no other proceeding on the part of the Company is necessary to authorize this Agreement and the other Transaction Agreements or to consummate the transactions contemplated hereby or thereby.  This Agreement has been, and the other Transaction Agreements will upon delivery be, duly executed and delivered by the Company and, assuming due authorization, execution and delivery by each of the other parties hereto and thereto, constitutes, or will upon such delivery constitute, the legal, valid and binding obligation of the Company, enforceable in accordance with their respective terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws of general application affecting enforcement of creditors’ rights or by principles of equity (the “Enforceability Exceptions”).

(b)   Seller possesses all requisite legal right, power and authority to execute, deliver and perform this Agreement and the other Transaction Agreements and to consummate the transactions contemplated herein and therein.  Each other Seller Entity possesses all requisite legal right, power and authority to execute, deliver and perform the Transaction Agreements to which it is a party and to consummate the transactions contemplated therein.  The execution, delivery and performance by Seller of this Agreement and the other Transaction Agreements, the execution, delivery and performance by each other Seller Entity of the Transaction Agreements to which it is party, and the consummation by the Seller Entities of the transactions contemplated hereby and thereby have been (or, with respect to the Transaction Agreements to be entered into in connection with the Closing, will be at the Closing) duly and validly authorized by all requisite corporate action on the part of the Seller Entities and no other proceeding on the part of any Seller Entity is necessary to authorize this Agreement and the other Transaction Agreements or to consummate the transactions contemplated hereby or thereby.  This Agreement has been, and the other Transaction Agreements will upon delivery be, duly executed and delivered by the Seller Entities (as applicable) and, assuming due authorization, execution and delivery by each of the other parties hereto and thereto, constitutes, or will upon such delivery constitute, the legal, valid and binding obligation of the Seller Entities, enforceable in accordance with their respective terms, except as such enforcement may be limited by the Enforceability Exceptions.

Section 4.4          No Conflicts; Consents.

(a)   Except as set forth in Section 4.4(a) of the Company Disclosure Schedule and assuming all Governmental Filings and waiting periods described in or contemplated by Section 4.4(b), Section 4.4(d) and Section 5.3(b) have been obtained or made, or have expired, the execution, delivery and performance of this Agreement and the other Transaction Agreements by the Company and the consummation by the Company of the transactions contemplated hereby and thereby will not, directly or indirectly, with or without notice, lapse of time, or both, (i) conflict with, result in a breach or violation of, constitute a default under, result in the acceleration of, create in any Person the right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under (A) any applicable Law or Governmental Order to which any of the Acquired Companies are subject or (B) any Material Contract, (ii) result in the creation of any Encumbrance (other than any Permitted Encumbrance) on any of the properties, rights or assets of any of the Acquired Companies or (iii) conflict with, breach or violate the certificate of incorporation or bylaws or comparable governing documents, each as amended, of any of the Acquired Companies, other than, in the case of clause (i)(A) above, any such violations, conflicts, breaches, defaults, accelerations, terminations, cancellations or rights that would not reasonably be expected to result in a material liability to the Company Business, taken as a whole and would not reasonably be expected to materially impair or delay the Company’s ability to perform its respective obligations under this Agreement or consummate the transactions contemplated hereby.

(b)   No filings or registrations with, notifications to, or authorizations, consents or approvals of, a Governmental Entity (collectively, “Governmental Filings”) are required to be obtained or made by the Acquired Companies in connection with the execution and delivery of this Agreement and the other Transaction Agreements by the Company or the consummation by the Company of the transactions contemplated hereby or thereby, except (i) compliance with and filings under the HSR Act, (ii) Governmental Filings set forth on Section 4.4(b) of the Company Disclosure Schedule and (iii) such other Governmental Filings, the failure of which to be obtained or made would not reasonably be expected to result in a material liability to the Company Business, taken as a whole, and would not reasonably be expected to materially impair or delay the Company’s ability to perform its respective obligations under this Agreement or consummate the transactions contemplated hereby.

(c)   Except as set forth in Section 4.4(c) of the Company Disclosure Schedule and assuming all Governmental Filings and waiting periods described in or contemplated by Section 4.4(b), Section 4.4(d) and Section 5.3(b) have been obtained or made, or have expired, the execution, delivery and performance of this Agreement and the other Transaction Agreements by the Seller Entities (as applicable) and the consummation by the Seller Entities of the transactions contemplated hereby and thereby (as applicable) will not, directly or indirectly, with or without notice, lapse of time, or both, (i) conflict with, result in a breach or violation of, constitute a default under, result in the acceleration of, create in any Person the right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under (A) any applicable Law or Governmental Order to which any Seller Entity is subject or (B) any material Contract of any Seller Entity, (ii) result in the creation of any Encumbrance (other than any Permitted Encumbrance) on any of the properties, rights or assets of any of any Seller Entity or (iii) conflict with, breach or violate the certificate of incorporation or bylaws or comparable governing documents, each as amended, of any Seller Entity, other than, in the case of clause (i) above, any such violations, conflicts, breaches, defaults, accelerations, terminations, cancellations or rights that would not reasonably be expected to materially impair or delay any Seller Entity’s ability to perform its respective obligations under this Agreement or the other Transaction Agreements to which such Seller Entity is a party or consummate the transactions contemplated hereby or thereby.

(d)   No Governmental Filings are required to be obtained or made by any Seller Entity in connection with the execution, delivery and performance of this Agreement by Seller, the execution, delivery and performance of any other Transaction Agreement by any Seller Entity, or the consummation by the Seller Entities of the transactions contemplated hereby and thereby, except (i) compliance with and filings under the HSR Act, (ii) Governmental Filings set forth on Section 4.4(d) of the Company Disclosure Schedule and (iii) such other Governmental Filings, the failure of which to be obtained or made would not reasonably be expected to materially impair or delay any Seller Entity’s ability to perform its respective obligations under this Agreement or the other Transaction Agreements to which such Seller Entity is a party or consummate the transactions contemplated hereby or thereby.

Section 4.5          Financial Statements.

(a)   Attached as Section 4.5(a) of the Company Disclosure Schedule are copies of (i) the audited combined financial statements of the Acquired Companies for the fiscal years ended December 31, 2020, December 31, 2019 and December 31, 2018 (the “Financial Statements”) and (ii) the unaudited combined financial statements of the Acquired Companies for the two months ended February 28, 2021 (the “Unaudited Financials”).  Except as provided in Section 4.5(b), the Financial Statements and the Unaudited Financials have been prepared in accordance with United States generally accepted accounting principles, consistently applied, and present fairly, in all material respects, the combined financial position of the Acquired Companies as of the dates indicated and the combined results of operations and, solely with respect to the Financial Statements, cash flows for the periods then ended, except that the Unaudited Financials lack footnotes and are subject to year-end audit adjustments.  The balance sheet as of December 31, 2020, which is included in the Financial Statements, is referred to herein as the “Latest Company Balance Sheet” and December 31, 2020 is referred to as the “Latest Company Balance Sheet Date”.

(b)   Section 4.5(a) is qualified by the fact that certain liabilities related to the Acquired Companies and/or the Company Business, as described in Section 4.5(b) of the Company Disclosure Schedule, have been incurred by and recorded in the audited combined financial statements of an Affiliate of the Company, and such liabilities have not been allocated to the Acquired Companies. The Financial Statements are qualified by the fact that the Company Business has not operated as a separate “stand alone” entity within Seller and the Financial Statements do not reflect any carve-out adjustments to account for the fact that the Company Business has not been operated as a “stand alone” entity and may not necessarily be indicative of the conditions that would have existed or the results of operations that would have been achieved if the Company Business had been operated as a standalone entity. As a result, the Company Business may have received certain allocated charges and credits that do not necessarily reflect the amounts which the Company Business would have incurred on a stand-alone basis.

Section 4.6          No Undisclosed Liabilities.  Except as provided in Section 4.5(b), none of the Acquired Companies has any material liabilities of any kind (whether direct or indirect, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due), other than (i) as set forth in the Financial Statements, (ii) liabilities incurred in the ordinary course of business after the Latest Company Balance Sheet Date, (iii) executory contractual obligations under Contracts to which an Acquired Company is a party (excluding, for the avoidance of doubt, obligations due to any breach thereof) or (iv) liabilities incurred under this Agreement or in connection with the transactions contemplated hereby.

Section 4.7          Absence of Certain Changes or Events.  From the Latest Company Balance Sheet Date (i) to the date of this Agreement (x) the Company Business has been conducted in the ordinary course of business in all material respects and (y) the Company Business has not taken any action which, if taken after the date hereof, would have required the prior consent of Purchaser pursuant to Section 6.1(c), Section 6.1(e), Section 6.1(f), Section 6.1(h) - Section 6.1(k) (inclusive), Section 6.1(n) or Section 6.1(o) and has not committed to take any such action, and (ii) there has not been a Business Material Adverse Effect.

Section 4.8          Real Property.

(a)   Section 4.8(a) of the Company Disclosure Schedule identifies all of the real property owned by an Acquired Company (the “Owned Real Property”). An Acquired Company owns good and valid title to each of the Owned Real Properties, free and clear of all Encumbrances except for Permitted Encumbrances.

(b)   Section 4.8(b) of the Company Disclosure Schedule identifies all of the real property devised by leases or subleases (collectively, the “Leases”) to an Acquired Company (collectively, the “Leased Real Property”, and collectively with the Owned Real Property, the “Real Property”). An Acquired Company holds a valid and existing leasehold interest under each of the Leases to which it is a party for the terms set forth therein, free and clear of all Encumbrances except for Permitted Encumbrances.

(c)   Except as set forth on Section 4.8(c), the Real Property constitutes all of the real property occupied or operated by any Acquired Company in connection with the Company Business.  There are no Actions or other proceedings pending or, to the Knowledge of the Company, threatened against or affecting the Real Property or any portion thereof or interest therein in the nature or in lieu of condemnation or eminent domain proceedings.  There are no Contracts to which any Acquired Company is a party granting to any third party the right of use or occupancy of any portion of the parcels of the Real Property.

Section 4.9          Intellectual Property.

(a)   Section 4.9(a) of the Company Disclosure Schedule sets forth a true and complete listing of all: (i) registered Intellectual Property and applications therefor that is registered or applied for on behalf of or in the name of an Acquired Company as of the date hereof or that will be transferred to an Acquired Company in connection with the transactions contemplated by this Agreement, including the Reorganization (collectively, the “Company Registered IP”) and (ii) material unregistered Trademarks and Software included in the Company Owned Intellectual Property.  For each item of Company Registered IP, Section 4.9(a) of the Company Disclosure Schedule identifies: (x) all current owners thereof for each listed Internet domain name; and (y) all jurisdictions in which such Company Registered IP has been or is registered, granted, or issued or in which registrations, grants or issuances have been applied for; and all registration numbers, issuance numbers, grant numbers, serial numbers and application numbers.

(b)   Except as set forth in Section 4.9(b) of the Company Disclosure Schedule: (i) all Company Registered IP required to be set forth on Section 4.9(a) of the Company Disclosure Schedule is in full force and effect and, to the Knowledge of the Company, is valid and enforceable; (ii) all Company Registered IP is in good administrative standing, and has been prosecuted in good faith (provided that this clause (ii) shall not apply to actions taken prior to the acquisition of any applicable Company Registered Intellectual Property by an Acquired Company), (iii) no Company Registered IP has lapsed, been abandoned, or been forfeited, in whole or in part, (iv) no Company Registered IP has been, since January 1, 2018, or is the subject of any pending or threatened (in writing) proceeding challenging the scope, validity, enforceability, ownership or use in any jurisdiction (other than office actions or similar proceedings in the ordinary course of prosecution); (v) the owner of record of each item of Company Registered IP is the owner in fact and the entity identified as the current assignee and owner thereof on Section 4.9(a) of the Company Disclosure Schedule; and (vi) no Governmental Entity, university, educational institution, or consortium has sponsored research and development in connection with the material Company Owned Intellectual Property under an agreement or arrangement that would provide such Governmental Entity, university, educational institution, or consortium with any claim of ownership to any material Company Owned Intellectual Property.

(c)   Except as set forth in Section 4.9(c) of the Company Disclosure Schedule, the Acquired Companies solely and exclusively own and possess (and with respect to the Intellectual Property to be transferred to the Acquired Companies in connection with the transactions contemplated hereby, including the Reorganization, will solely and exclusively own and possess as of the Closing Date) all right, title (including, with respect to the Company Registered IP, record title) and interest in and to the Company Owned Intellectual Property free and clear of all Encumbrances other than Permitted Encumbrances.

(d)   Except as set forth in Section 4.9(d) of the Company Disclosure Schedule, (i) there are no Actions pending, or to the Knowledge of the Company, threatened with respect to any of the Company Owned Intellectual Property, (ii) since January 1, 2018, none of the Acquired Companies nor the Seller Entities has received any written notice alleging the infringement, misappropriation, dilution or unauthorized use by the Company Business of any Intellectual Property of any third party in any material respect or challenging the validity or enforceability of any material Company Owned Intellectual Property that is used in the Company Business, (iii) since January 1, 2018, the Company Owned Intellectual Property and the conduct of the Company Business has not infringed upon, misappropriated, diluted or otherwise violated, and does not infringe upon, misappropriate, dilute or otherwise violate, any Intellectual Property of any third party, in each case, in any material respect and (iv) to the Knowledge of the Company, no third party is infringing, misappropriating, diluting or otherwise violating any Company Owned Intellectual Property.

(e)   The Acquired Companies have, since February 29, 2020 (and to the Knowledge of the Company, since January 1, 2018) taken all commercially reasonable steps to secure the IT Assets from unauthorized access or use by any Person and to ensure the continued, uninterrupted and error-free operation of the IT Assets.  The Company has in effect commercially reasonable or necessary disaster recovery plans and procedures in the event of any malfunction of or unauthorized access to any of the IT Assets.  Since February 29, 2020, (i) no IT Assets have suffered any material unplanned downtime or service interruptions, failures, breakdowns, performance reductions or outages that resulted in material cost or liability to the Company Business, or caused any material detrimental interruption to the Company Business, (ii) to the Knowledge of the Company, there have been no unauthorized intrusions or breaches of security with respect to the IT Assets breaches or unauthorized uses of, or unauthorized access to any IT Asset that has caused any material liability to the Company Business, or any legal duty to notify, any Person of such breach or unauthorized use, and (iii) there have been no malfunctions of the IT Assets, except those that were remedied without any material adverse impact on the Company Business.  The IT Assets are free of defects, errors, viruses, worms, malware, time bombs, Trojan horses and other malicious programs or corruptants, except as has not had, or would not reasonably be expected to have, material economic consequences to the Company Business.

(f)    No Open Source Software is used in, incorporated into, linked with or integrated into any material proprietary Software owned by an Acquired Company (“Owned Software”) that is distributed or made available to third parties in the operations of the Company Business under a license that (i) obligates an Acquired Company to distribute or disclose any Owned Software to the public in source code form, (ii) obligates the user of such Owned Software to license or otherwise make available any Owned Software on a royalty-free basis or for a minimal charge or (iii) requires that user of such Owned Software to have the right to decompile, disassemble or otherwise reverse engineer any Owned Software, except, in each of the foregoing cases, other than with respect to the Open Source Software itself.

(g)   The Company Intellectual Property and the IT Assets owned, leased or licensed by an Acquired Company following the Reorganization, together with (i) the Intellectual Property and the IT Assets licensed or otherwise made available to the Acquired Companies pursuant to the Transaction Agreements, and (ii) the IT Assets listed in Section 4.9(g) of the Company Disclosure Schedule, constitute all material Intellectual Property and material IT Assets used in the conduct of the Company Business as presently conducted.  For clarity, the foregoing is not a representation as to infringement of third party Intellectual Property.

(h)   Except as set forth on Section 4.9(h) of the Company Disclosure Schedule, no Acquired Company or Seller Entity has, since January 1, 2018, sent any notice to or asserted or threatened in writing any Action alleging any Person is infringing, misappropriating, diluting or otherwise violating any Company Intellectual Property.

(i)    Each of the Acquired Companies and each of the Seller Entities (solely with respect to the Company Business) takes and has taken, since February 29, 2020 (and to the Knowledge of the Company, since January 1, 2018), commercially reasonable measures to (i) prevent the unauthorized disclosure and use of all material trade secrets and other confidential information included within the Company Intellectual Property (including such trade secrets and other confidential information of any third parties that the Company Business may have access to), and (ii) maintain the proprietary nature of any material confidential Company Owned Intellectual Property.  Each of the Acquired Companies and each of the Seller Entities (solely with respect to the Intellectual Property owned by such entity and used in the Company Business) has caused all past and present employees and consultants and contractors of the Company Business to enter into valid and binding written Contracts with the applicable Acquired Company or Seller Entity sufficient to vest title in the applicable Acquired Company or Seller Entity of any Company material Owned Intellectual Property created by such employee or consultant/contractor while employed or engaged by the applicable Acquired Company or Seller Entity, to the extent ownership did not vest initially in the Company by operation of Law, and, with respect to any contractors who had access to material trade secrets or material confidential information, to prevent the unauthorized use and disclosure of trade secrets and other confidential information.

(j)    Each of the Acquired Companies and each of the Seller Entities (solely with respect to the Company Business) is, and since January 1, 2018 has been, in material compliance with all applicable Laws, contractual obligations, as well as its own rules and procedures, in each case relating to rights of publicity, privacy and data protection and the collection, use, storage and disposal of personal information collected, used or held for use in connection with the Company Business. No Action is pending or threatened (in writing) alleging a violation of any person’s rights of privacy or rights in such person’s personal information or data (except for data subject requests or other ordinary course communications from data subjects under the California Consumer Privacy Act, the EU General Data Protection Regulation or similar Laws), and the consummation of the transactions contemplated hereby will not breach or otherwise cause any violation of any Laws in any material respect, or of any written policies, procedures, or contractual obligations related to rights of privacy, publicity, data protection, or information security or the collection, use, storage or disposal of personal information collected, used or held for use in connection with the Company Business.

Section 4.10        Insurance.  Section 4.10 of the Company Disclosure Schedule sets forth a listing of all material insurance policies or binders currently owned, held by or applicable to the Acquired Companies or the Company Business, and such insurance policies or binders provide insurance for the operation of the Company Business.  Since February 29, 2020 (and to the Knowledge of the Company, since January 1, 2018), (i) all such policies (or policies providing substantially similar insurance coverage) have been in effect continuously, (ii) no policy limits of any insurance policy have been exhausted or materially eroded or reduced and (iii) no insured party under any such insurance policy has failed to give any notice or present any claims under any applicable insurance policy in a due and timely fashion.  All such policies are in full force and effect and all premiums that are due and payable with respect thereto have been timely paid (other than retroactive or retrospective premium adjustments and adjustments in respect of self-funded health programs that are not yet, but may be, required to be paid with respect to any period end prior to the Closing Date).  None of the Acquired Companies has received any written notice of cancellation or non-renewal of any such policy or arrangement nor has the termination of any such policy or arrangement been threatened in writing.  There are no claims related to the Company Business pending under any insurance policy in excess of $500,000 (i) as to which coverage has been denied or disputed or (ii) as to which a carrier has issued a reservation of rights.

Section 4.11        Taxes.  Except as set forth on Section 4.11 of the Company Disclosure Schedule:

(a)   All material Tax Returns required to be filed by the Acquired Companies with any Governmental Entity have been timely filed (taking into account applicable extensions of time to file), and all such Tax Returns are accurate and complete in all material respects.  All material Taxes required to be paid (whether or not shown as due) with respect to such Tax Returns have been paid in full and no penalties, fines, surcharges or interest (that have not been paid in full) have been incurred.

(b)   There is no audit, examination, dispute, or other administrative or court proceeding involving any material Tax of the any of the Acquired Companies that is currently in progress or threatened in writing by a Governmental Entity, which written threat has been received by the Acquired Companies or Seller Entities as applicable.  To the Knowledge of the Company, there are no circumstances which make it likely that any such audit, examination or dispute will commence.

(c)   No agreement, waiver, or other document or arrangement extending or having the effect of extending the period for assessment or collection of Taxes (including, but not limited to, any applicable statute of limitation) has been executed or filed with any Governmental Entity by or on behalf of an Acquired Company.

(d)   Each Acquired Company has withheld and paid to the applicable Governmental Entity all material amounts required to be withheld and paid in connection with any amounts paid or owing by it to any employee, independent contractor, creditor, stockholder, or other third party and has complied in all material respects with all applicable Laws relating to information reporting, backup withholding, and maintenance of required records with respect thereto.

(e)   None of the Acquired Companies has received from any Governmental Entity in a jurisdiction where such Acquired Company has not filed any Tax Returns any material written claim that such Acquired Company is subject to taxation by that jurisdiction, which claim has not been fully resolved.  No Acquired Company (or any owner of an Acquired Company treated as fiscally transparent under applicable Law) has at any time been treated (including under any double taxation arrangement) as resident for any Tax purpose, or as subject to Tax by virtue of having a permanent establishment or other place of business, in any jurisdiction other than the jurisdiction of its incorporation or organization.  No Acquired Company constitutes a permanent establishment of any other Person, business or enterprise for any Tax purpose.

(f)    There are no Encumbrances for Taxes upon any of the assets of the Acquired Companies, other than Permitted Encumbrances.

(g)   No Acquired Company is a party to, is bound by or has any obligation under any Tax allocation or Tax sharing agreement or has entered into any indemnity, material election, guarantee or covenant under which it has agreed or can be procured to meet or pay a sum equivalent to or by reference to another Person’s liability for Taxes, other than (i) any such agreement or covenant solely among the Acquired Companies or (ii) any commercial agreement the primary subject matter of which is not Taxes.

(h)   None of the Acquired Companies is or has been a “reporting corporation” subject to the information reporting and record maintenance requirements of Section 6038A of the Code and the regulations promulgated thereunder.  Each of the Acquired Companies has disclosed on its U.S. federal Tax Returns for Income Taxes all positions taken therein that could give rise to a substantial understatement of U.S. federal Income Tax within the meaning of Section 6662 of the Code.  None of the Acquired Companies has engaged in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(i)    Golf Academies Limited is, and will be through the Closing, a “controlled foreign corporation” for U.S. federal income Tax purposes. All other Acquired Companies organized outside the U.S. are, and will be through the Closing, disregarded entities for U.S. federal income Tax purposes except for the newly formed entity organized in India in accordance with the Reorganization, which is, and will be through the Closing, a partnership for U.S. federal income Tax purposes.

(j)    Each Acquired Company that is a U.S. Entity is (including as of the Closing) and has been since its formation treated as a disregarded entity for U.S. federal Income Tax purposes and applicable state and local Income Tax purposes.

(k)   None of the assets held by the U.S. Entities is (i) property required to be treated as being owned by another Person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately prior to the enactment of the Tax Reform Act of 1986, (ii) “tax-exempt use property” within the meaning of Section 168(h)(1) of the Code, (iii) “tax-exempt bond financed property” within the meaning of Section 168(g) of the Code, or (iv) subject to a “section 467 rental agreement” as defined in Section 467 of the Code.

(l)    No Acquired Company has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(m)  No Acquired Company will be required to include any material item of income, in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of: (i) any change in method of accounting made prior to the Closing; (ii) any use of an improper method of accounting during or with respect to a taxable period ending on or prior to the Closing Date, (iii) any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) executed on or prior to the Closing Date; (iv) any excess loss account or “deferred gains” with respect to intercompany transactions each as described in Section 1502 of the Code and the applicable Treasury Regulations thereunder (or any corresponding or similar provision of state, local or non-U.S. Tax law) which are in existence prior to the Closing; (v) any installment sale or open transaction disposition made on or prior to the Closing Date; (vi) any prepaid amount received on or prior to the Closing Date; or (vii) the CARES Act or otherwise as a result of the effects of the COVID-19 pandemic.

(n)   All related party material transactions involving an Acquired Company have been, in all material respects, on an arms’-length basis in accordance with Section 482 of the Code, to the extent applicable, and any state or non-US law equivalent.

(o)   No Acquired Company has or will have following the Closing any liability for any transition tax under Section 965 of the Code.

Section 4.12        Proceedings.  Except as set forth in Section 4.12 of the Company Disclosure Schedule, there are no, and since January 1, 2018 there have not been any, Actions of any kind whatsoever, at Law or in equity, pending, or to the Knowledge of the Company, threatened in writing against any Acquired Company or any Seller Entity with respect to the Company Business that would reasonably be expected to result in uninsured exposure to the Company Business in excess of $500,000.  Except as set forth in Section 4.12 of the Company Disclosure Schedule, since January 1, 2018, no Acquired Company nor any Seller Entity (with respect to the Company Business) has initiated any material Action against any third party.  None of the Acquired Companies or Seller Entities or any of their respective properties or assets is subject to any material Governmental Order relating to the Company Business.  To the Knowledge of the Company no officer or other key employee of any Acquired Company is subject to any Governmental Order that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the Company Business.

Section 4.13        Benefit Plans.

(a)   Section 4.13(a) of the Company Disclosure Schedule sets forth a true and complete list of each material Affiliated Benefit Plan and each Company Benefit Plan as of the date of this Agreement.  With respect to each material Affiliated Benefit Plan and each Company Benefit Plan, the Company has made available to Purchaser a current, complete and accurate copy (or to the extent no copy exists, an accurate summary) of (i) each such Affiliated Benefit Plan or Company Benefit Plan, including any material amendments thereto, (ii) any trust, insurance, annuity or other funding instrument related thereto, (iii) any summary plan description and other written communications (or a description of any oral communications) by an Acquired Company to Company Employees concerning the extent of the benefits provided under a Company Benefit Plan, (iv) for the most recent year and to the extent applicable, (A) unaudited financial information, (B) actuarial or other valuation reports prepared with respect thereto (where such statements or reports are required to be prepared under applicable Law or otherwise reasonably available) and (C) Form 5500 and attached schedules (or for any non-U.S. Company Benefit Plan, the most recent filings required to be made with any Governmental Entity), (v) all material Contracts relating to each Company Benefit Plan and (vi) all information that is necessary or required for Purchaser to satisfy each of its covenants under Section 6.3 that relate to the provision of benefits after the Closing.  Seller has provided Purchaser with data, records or information sufficient to identify those non-U.S. Company Benefit Plans that (x) provide defined benefit pension benefits, (y) are plans to which employers other than the Acquired Companies contribute, or (z) are intended to qualify for favorable Tax treatment under the Laws of any jurisdiction.

(b)   Except as set forth in Section 4.13(b) of the Company Disclosure Schedule, none of the Acquired Companies has, at any time during the last six (6) years, ever been the sponsor of or obligated to make contributions under a plan subject to Title IV of ERISA (other than a Multiemployer Plan, as defined below) (a “Title IV Plan”).  With respect to a Title IV Plan, no liability under Title IV of ERISA has been incurred by any Acquired Company or any ERISA Affiliate of any Acquired Company that has not been satisfied in full (other than with respect to amounts not yet due), and no condition exists that presents a material risk to any Acquired Company or any ERISA Affiliate of incurring any liability under Title IV or Section 302 or 303 of ERISA or Section 412 or 430 of the Code with regard to any Company Benefit Plan or any Affiliated Benefit Plan, in each case, for which Purchaser, any Acquired Company or any of their respective Affiliates could reasonably be expected to be held liable, including as a result of being treated as a single employer with an ERISA Affiliate under Section 414 of the Code.  No asset or property of any Acquired Company or any ERISA Affiliate is subject to any lien arising under Section 430(k) of the Code or Section 303(k) of ERISA.

(c)   Except as set forth in Section 4.13(c) of the Company Disclosure Schedule, none of the Seller Entities, any ERISA Affiliate of the Seller Entities or the Acquired Companies has, at any time during the last six (6) years, ever been obligated to make contributions under a “multiemployer plan” (as defined in Title I or Title IV of ERISA) (a “Multiemployer Plan”).  With respect to any Multiemployer Plan, none of the Acquired Companies nor any ERISA Affiliate of any Acquired Company has triggered any unsatisfied withdrawal liability within the meaning of Title IV of ERISA (whether or not asserted by such Multiemployer Plan and whether for a partial or complete withdrawal) that could reasonably be expected to result in any liability on any Acquired Company and/or Purchaser or its Affiliates.

(d)   Except as set forth in Section 4.13(d) of the Company Disclosure Schedule, no non-U.S. Company Benefit Plan that provides pension, retirement, early retirement, profit-sharing, deferred compensation or other similar benefits, has any unfunded Liabilities (determined as of the last day of the preceding fiscal year, on the basis of actuarial assumptions, each of which is reasonable).

(e)   Except as would not reasonably be expected to result in material liability to any Acquired Company:

(i) each Affiliated Benefit Plan and Company Benefit Plan that is intended to be tax-qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service or may rely on an opinion letter to the preapproved plan sponsor from the Internal Revenue Service as to its qualification, and nothing has occurred since the date of such determination letter or letters from the Internal Revenue Service that could reasonably be expected to adversely affect the qualified status of any such Affiliated Benefit Plan or Company Benefit Plan.  Each non-U.S. Company Benefit Plan that is intended to qualify for favorable tax benefits under the Laws of any jurisdiction is so qualified and/or properly registered, as applicable, has been maintained in good standing with all applicable regulatory authorities, and no condition exists or event has occurred that could reasonably be expected to result in the revocation or loss of such status;

(ii) (A) each Affiliated Benefit Plan and Company Benefit Plan has been operated and administered in compliance with its respective terms and all applicable Laws and (B) there are no pending or, to the Knowledge of the Company, threatened claims (other than claims for benefits in accordance with the terms of the Company Benefit Plans) by, on behalf of or against any of the Company Benefit Plans.  To the Knowledge of the Company, the Company Benefit Plans are not presently under audit or examination (nor has notice been received of a potential audit or examination) by the IRS, the Department of Labor, or any other Governmental Entity;

(iii) all contributions, distributions, reimbursements and premium payments with respect to any Company Benefit Plan that are due have been timely made or paid and all such contributions, distributions, reimbursements and premium payments under any Company Benefit Plans and/or Affiliated Benefit Plan liabilities to be assumed by the Acquired Companies, the Purchaser or any of their Affiliates for any period ending on or before the Closing Date that are not yet due have been made or properly accrued;

(iv) except as set forth on Section 4.13(e)(iv) of the Company Disclosure Schedule, each Company Benefit Plan that is a retirement plan or otherwise provides post-employment health and welfare benefits to any Company Employee or any current or former employee of any Acquired Company or the Company Business (except as required by Section 4980B of the Code) is fully funded and there exists no event or condition that has or will subject Purchaser or its Affiliates (including the Acquired Companies) to any liability under the terms of the Company Benefit Plans, ERISA, the Code, or any other applicable Law, other than contributions, benefits or liabilities contemplated by the Company Benefit Plans. No act or event has occurred or circumstance exists that may result in a material increase in premium or benefit costs of any such Company Benefit Plans, if applicable. No such Company Benefit Plans have been declared to be fully or partially wound up, nor has any act or event occurred pursuant to which any such Company Benefit Plan could be ordered to be wound up, in whole or in part, by any Government Entity;

(v) except as set forth on Section 4.13(e)(v) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, either alone or together with another event, will (x) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due or funding (through a grantor trust or otherwise) to any director, officer or any employee of the Acquired Companies from the Acquired Companies under any Affiliated Benefit Plan or Company Benefit Plan or otherwise, (y) increase any benefits otherwise payable to any Company Employee under any Affiliated Benefit Plan or Company Benefit Plan, or (z) result in any acceleration of the timing of payment or vesting of any such benefits to any Company Employee;

(vi) neither the execution and delivery of this Agreement nor the consummation of the Transaction, either alone or together with another event, will result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code; and

(vii) none of the Company Benefit Plans provide medical benefits to any retired Person, or any current employee of any of the Company following such employee’s retirement or other termination of employment, except as required by applicable Law (including Section 4980B of the Code).

Section 4.14       Compliance with Applicable Law; Permits.  The Seller Entities and Acquired Companies are, and since January 1, 2018 have been, in material compliance with all Laws applicable to the conduct of the Company Business.  Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company Business taken as a whole, (i) the Seller Entities and/or the Acquired Companies possess all material licenses, permits, registrations, permanent certificates of occupancy, authorizations, and certificates from any Governmental Entity required under applicable Law with respect to the operation of the Company Business (collectively, “Permits”), and are in material compliance with the terms of such Permits and (ii) all such Permits are valid and in good standing (to the extent such concept is applicable) and are in full force and effect.  Except as set forth in Section 4.14 of the Company Disclosure Schedule, since January 1, 2018, none of the Acquired Companies or Seller Entities has received any written notice from any Governmental Entity regarding any actual, alleged, possible or potential material violation of, or material failure to comply with, any Permit or any Law or Governmental Order applicable to the Company Business or by which any properties or assets owned or used by the Company Business are bound or affected, and no such Action is threatened in writing.

Section 4.15       Environmental Matters.  Except as set forth in Section 4.15 of the Company Disclosure Schedule:

(a)   The Acquired Companies and the Seller Entities (with respect to the Company Business) are, and since January 1, 2017 have been, in compliance in all material respects with all applicable Environmental Laws.

(b)   Since January 1, 2017, none of the Acquired Companies or Seller Entities (with respect to the Company Business) has received any written notice or other written communication, whether from a Governmental Entity, citizens group, whistleblower or otherwise, that alleges that any Acquired Company or Seller Entity (with respect to the Company Business) is or might be in material non-compliance with any applicable Environmental Law.

(c)   None of the real property that is (or, to the Knowledge of the Company, was at any time) owned, leased, or operated by any Acquired Company contains any underground storage tanks, friable asbestos, equipment using PCBs or underground injection wells, except in material compliance with applicable Environmental Laws.

(d)   There has been no Release of any Hazardous Material at, on, under, or from any of the Real Property by the Acquired Companies or the Seller Entities, except in material compliance with applicable Environmental Laws.

(e)   Except as would not reasonably be expected to result in material liability to the Acquired Companies, none of the Acquired Companies or Seller Entities (with respect to the Company Business) has transported, disposed, or arranged for the disposal of or transport of, any Hazardous Materials to a site that, pursuant to any applicable Environmental Law: (i) has been placed on the “National Priorities List” of hazardous waste sites or any similar state list; (ii) is otherwise designated or identified by a Governmental Entity as a potential site for remediation, cleanup, closure or other environmental remedial activity; or (iii) is the subject of a “removal” or “remedial” action as detailed in any applicable Environmental Law.

Section 4.16        Brokers and Finders.

(a)   No agent, broker, investment banker, financial advisor or other Person, is or will become entitled, by reason of any Contract entered into or made by or on behalf of the Company, to receive any commission, brokerage, finder’s fee or other similar fee or compensation in connection with the consummation of the transactions contemplated by this Agreement other than any commission, brokerage, finder’s fee or other similar fee or compensation which will be included in the calculation of Company Transaction Expenses.

(b)   Seller has not incurred any obligation or liability, contingent or otherwise, for any commission, brokerage, finder’s fee or other similar fee or compensation in connection with the transactions contemplated by this Agreement for which the any of the Acquired Companies is liable, other than any commission, brokerage, finder’s fee or other similar fee or compensation which will be included in the calculation of Company Transaction Expenses.

Section 4.17        Labor and Employment Matters.

(a)   Except to the extent disclosure would not be permitted under applicable Laws, including applicable privacy Laws, Seller has made available to Purchaser a list of all Company Employees, which is complete and accurate in all material respects as of the date of this Agreement and lists each Company Employee’s employee ID number, job title, employment status and job classification (exempt or non-exempt), job location, function or department, date of hire and employer, salary or wages, annual cash incentive compensation opportunities, annual cash bonus opportunities, and annual long-term incentive grant value for the most recent performance year, as applicable.  Prior to the Closing Date, Seller will provide Purchaser with an updated version of such list.

(b)   Except as set forth on Section 4.17(b) of the Company Disclosure Schedule, as of the date hereof (a) there is no, pending, or to the Knowledge of the Company, threatened in writing, Action by or on behalf of any current, former or prospective Company Employee which, if adversely decided, may reasonably be expected, individually or in the aggregate, to create a material liability of the Company Business, (b) there are no collective bargaining, labor or similar agreements (each, a “CBA”) with any union, works council or similar representative bodies with respect to any Company Employee, (c) to the Knowledge of the Company, there are no pending union organizational activities or proceedings with respect to Company Employees and (d) neither Seller nor any of its Affiliates (including the Acquired Companies) will be required under any applicable Law to notify or consult with any labor or trade union, staff association, works council, employee representative or other body representing all or any of the current or former employees of the Company Business.  As of the date of this Agreement, there is no, and since January 1, 2018 there has not been any, (i) labor strike, material slowdown or material stoppage pending or, to the Knowledge of the Company, threatened in writing against any of the Acquired Companies or otherwise involving the Company Business, (ii) material labor dispute or material labor arbitration proceeding pending or, to the Knowledge of the Company, threatened in writing with respect to the Company Employees, or (iii) material unfair labor practice, charge, investigation or complaint pending, unresolved or, to the Knowledge of the Company, threatened before the National Labor Relations Board or any other Governmental Entity relating to any Company Employee.

(c)   With respect to the Company Employees, Seller and each of its Affiliates (including the Acquired Companies) (i) is in material compliance with the terms of the CBAs and in material compliance with all applicable Laws pertaining to employment, employment practices and the employment of labor, including, but not limited to, all such Laws relating to labor relations, equal employment opportunities, fair employment practices, prohibited discrimination or distinction, consultation and/or information, wages, hours, eligibility for and payment of overtime compensation, worker classification (including the proper classification of independent contractors and consultants), safety and health, disability rights, leaves of absence (including in response to the COVID-19 pandemic), affirmative action, civil rights, plant closing and mass layoff issues, unemployment insurance, immigration and workers’ compensation and (ii) is in material compliance with all requirements to pay all wages, salaries, commissions, other compensation and benefits and all levies, assessments, contributions and payments to third parties due to or on behalf of current and former Company Employees, including any withholding obligations and obligations to make payments to any Governmental Entity with respect to Company Employees.

(d)   Seller and its Affiliates (including the Acquired Companies) have complied in all material respects with all applicable Laws in any relevant jurisdiction relating to (i) the notification of and/or consultation with any labor or trade union, staff association, works council, European Works Council, employee representatives or other body representing all or any of the current or former Company Employees and (ii) the transfer of employees pursuant to a business, asset or share transfer.  Section 4.17(d) of the Company Disclosure Schedule sets forth each required notification to, and each consultation required to take place with, any such employee representative body in connection with the transactions contemplated by this Agreement pursuant to any CBA or applicable Law.

(e)   Each Company Employee working in the United States is a United States citizen or has a current and valid work visa or otherwise has the lawful right to work in the United States except as would not reasonably be expected to have material economic consequences to the Company Business.  Seller or its Affiliates (including the Acquired Companies) have in their files a Form I-9 that, to the Knowledge of the Company, was completed in accordance with Law for each Company Employee for whom such form is required under Law.\

(f)    There has been no plant closing or mass layoff (as defined in the Worker Adjustment and Retraining Notification Act (WARN) or any similar Law of any State or other jurisdiction) by Seller or any of its Affiliates (including the Acquired Companies) for which there remain any unsatisfied liabilities relating to Company Employees.

Section 4.18        Material Contracts.

(a)   Section 4.18(a) of the Company Disclosure Schedule sets forth a listing as of the date hereof of all of the Contracts of the following types to which any of the Acquired Companies is a party or will be a party following completion of the Reorganization:

(i) Contracts with (A) the top ten (10) customers (each, a “Material Customer”) of the Company Business, (B) the top twenty (20) suppliers (each, a “Material Supplier”) of the Company Business and (C) except as otherwise provided in the foregoing clauses (A) or (B), any other Person that has resulted in payment or receipt by the Company Business of more than $10,000,000 per year, including any such Contracts with customers or clients (in each case of clauses (A) through (C), determined on a consolidated basis based on amounts received or paid during the fiscal year ended December 31, 2020);

(ii) joint venture agreements, partnership agreements, and limited liability company agreements and each similar type of material Contract (however named) involving a sponsorship, sharing of profits, losses, costs or liabilities with any other Person;

(iii) Contracts for the sale, assignment, transfer or other disposition of assets for aggregate consideration under such Contract of $2,500,000 or more other than in the ordinary course of business consistent with past practice and under which the Company Business has any material continuing liability or obligation;

(iv) Contracts providing for the acquisition or disposition of any business, division or product line (whether by merger, sale of stock, sale of assets or otherwise), or capital stock of any other Person, in each case, pursuant to which the Company Business has any material continuing liability or obligation;

(v) any Contract evidencing or guaranteeing or providing for the incurrence of Indebtedness for borrowed money in excess of $1,000,000;

(vi) any Contract under which an Encumbrance (other than a Permitted Encumbrance) has been imposed on any of the assets or properties of the Company Business, other than purchase money security interests in connection with the acquisition of equipment in the ordinary course of business;

(vii) all Contracts whereby any Acquired Company is granted any right, license, interest, option, permission or authority, whether on an exclusive or non-exclusive basis, with respect to any material Intellectual Property or material IT Assets (collectively, subject to the exceptions below, the “Inbound License Agreements”) and all Contracts pursuant to which any Acquired Company grants any material right, license, interest, option, permission or authority to any Person with respect to any Company Owned Intellectual Property that is material to the Company Business taken as a whole, excluding (A) non-exclusive “off-the-shelf” IT Assets licenses obtained on general commercial terms that involve annual payments to or from the Acquired Companies or any Seller Entity of less than $500,000; (B) non-disclosure agreements and invention assignment agreements entered into with employees and contractors in the ordinary course of business following forms that have been provided to Purchaser; (C) non-exclusive licenses that are ancillary provisions of other Contracts the primary purpose of which is for something other than licensing or (D) non-exclusive licenses granted by any Acquired Company or Seller Entity in the ordinary course of business to distributors, resellers, customers and similar entities (collectively, the “IP License Agreements”);

(viii) all Contracts that limit or purport to limit the ability of the Company Business to compete or engage in any material respect in any line of business or with any Person or in any geographic area or during any material period of time;

(ix) any material Contract that contains any most favored nation or similar preferential pricing provisions binding on the Company Business;

(x) any interest rate, currency or other hedging Contracts;

(xi) any Contracts with any Governmental Entity (other than Permits);

(xii) any lease, sublease or similar Contract with any Person under which an Acquired Company or any Seller Entity (with respect to the Company Business) is lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by any Person and is required to make payments thereunder in excess of $500,000 per annum;

(xiii) any Contract for future capital expenditures related to the Company Business in excess of $1,500,000;
provided; however, the Contracts with any Material Customer or Material Supplier shall exclude ordinary course purchase orders.

(b)   Correct and complete copies of each Contract required to be identified in Section 4.18(a) of the Company Disclosure Schedule (collectively, the “Material Contracts”), including all amendments thereto, have been made available to Purchaser.  All Non-Exclusive Channel Partner Agreements and related Product Authorization Agreements dated January 1, 2021 and set forth in Section 4.18(a)  of the Company Disclosure Schedule, do not materially deviate in a manner that is materially adverse to the Company Business from the 2021 forms of such agreements that have been made available to Purchaser.  All of the Material Contracts (other than Contracts no longer in effect after the date of this Agreement that have expired in accordance with their terms or have been terminated in accordance with this Agreement) are in full force and effect, are valid and binding on the applicable Acquired Company or Seller Entity to the extent that such Acquired Company or Seller Entity is a party thereto, and to the Knowledge of the Company, the other parties thereto, and are enforceable in accordance with their respective terms, subject in each case to the Enforceability Exceptions.  No Acquired Company or Seller Entity (as the case may be) (i) is in material breach of or material default under any Material Contract to which it is a party, and, to the Knowledge of the Company, no other party to any such Material Contract is in material breach thereof or material default thereunder or (ii) has received from any counterparty any written notice or written claim of default by such Acquired Company or Seller Entity under any Material Contract.  To the Knowledge of the Company, no event has occurred that, with or without notice or lapse of time or both, would result in a material breach or material default under any Material Contract.

(c)   Since January 1, 2018 and except as would not reasonably be expected to be material to the Company Business taken as a whole, no Governmental Entity or other Person has notified an Acquired Company or a Seller Entity (with respect to the Company Business) in writing of any actual or alleged violation or breach of any Contract term or Law with respect to performance under or close out of a prime or subcontract with a Governmental Entity and no Acquired Company or Seller Entity (with respect to the Company Business) has (i) received any written notice of any pending or threatened investigation, prosecution or administrative proceeding related to any Contract, subcontract or bid with any Governmental Entity, (ii) received a written cure notice that remains unresolved or a current stop work order relating to any Contract or subcontract with any Governmental Entity, or (iii) been terminated for default or cause or threatened with termination for default or cause with respect to any Contract or subcontract with any Governmental Entity.

Section 4.19        Foreign Corrupt Practices Act; Related Matters.

(a)   None of Seller or its Affiliates, nor, to the Knowledge of the Company, their directors, officers, employees, agents or other Person acting on their behalf, in connection with or relating to the Company Business, has in the past five (5) years violated, caused other Persons to be in violation of, or is currently violating, in any material respect and in each case to the extent applicable to the Company Business, any provision of the Foreign Corrupt Practices Act of 1977, the United Kingdom Bribery Act 2010, United States Currency, Foreign Transactions Reporting Act of 1970, or any other applicable anti-corruption or anti-bribery laws, as amended, and any rules or regulations promulgated thereunder (collectively, the “Anti-Corruption Laws”), or has otherwise offered, promised, authorized, provided, or incurred any bribe, kickback, or other corrupt or unlawful payment, expense, contribution, gift, gratuity, favor, entertainment, travel or other benefit or advantage to or for the benefit of a Government Official in violation of any Anti-Corruption Law.  The Company Business makes and keeps books, records, and accounts that accurately and fairly reflect transactions and the distribution of the assets of the Company Business, and maintains a system of internal accounting controls sufficient to provide reasonable assurances that actions are taken in accordance with management’s directives and are properly recorded, in each case in accordance with the Anti-Corruption Laws.  The Company Business has effective disclosure controls and procedures and an internal accounting controls system that is sufficient to provide reasonable assurances that violations of the Anti-Corruption Laws will be prevented, detected and deterred.  The Company Business has implemented and maintains policies, procedures, internal controls, and compliance programs reasonably designed to ensure compliance with the Anti-Corruption Laws.

(b)   None of Seller or its Affiliates with respect to the Company Business, nor to the Knowledge of the Company, their respective directors, officers, employees, agents, or other Person acting on their behalf with respect to the Company Business: (i) is or has in the past five (5) years been the subject of any past, present or threatened Action or has undertaken any internal investigation regarding an actual or alleged violation of the Anti-Corruption Laws; (ii) is reasonably expected to become the subject of any Action in relation to a violation of the Anti-Corruption Laws; or (iii) has in the past five (5) years made or intends to make, any disclosure (voluntary or otherwise) to any Governmental Entity with respect to any actual or potential violation of or liability arising under or relating to the Anti-Corruption Laws.

Section 4.20        Sanctions and Trade Compliance.

(a)   None of Seller or its Affiliates with respect to the Company Business, nor to the Knowledge of the Company, their respective directors, officers, employees, agents or any other Person acting on their behalf with respect to the Company Business, has in the past five (5) years, in violation of Trade Laws, engaged in any business in, or provided, sold to, or otherwise transferred or imported any products, software, technology, or services, directly or indirectly, to or from Cuba, Iran, North Korea, Syria, the Crimea Region of Ukraine or any other country or region subject to comprehensive or partial United States sanctions or any instrumentality, agent, entity, or individual acting on behalf of, or directly or indirectly owned or controlled by, any Governmental Entity of such countries or regions.

(b)   None of Seller or its Affiliates with respect to the Company Business, nor to the Knowledge of the Company, their respective owners, directors, officers, employees, agents, or any other Person acting on their behalf with respect to the Company Business: (i) is a national or resident of Cuba, Iran, North Korea, Syria, the Crimea Region of Ukraine, or any other country or region subject to comprehensive United States sanctions; (ii) appears on or is majority owned by a Person that appears on the List of Specially Designated Nationals and Blocked Persons maintained by OFAC or any other applicable list of sanctioned, embargoed, blocked, criminal, or debarred persons maintained by any United States or Governmental Entity, the European Union or the United Nations; or (iii) is otherwise the subject of any sanctions, suspensions, embargoes or debarment by the United States government, the European Union or the United Nations.

(c)   The Company Business has implemented and maintains policies, procedures, internal controls, and compliance programs reasonably designed to ensure compliance with Trade Laws.

(d)   None of Seller or its Affiliates with respect to the Company Business or to the Knowledge of the Company, their respective owners, directors, officers, employees, agents, or any other Person acting on their behalf with respect to the Company Business: (i) is or has in the past five (5) years been the subject of any past, present or threatened Action, or has undertaken any internal investigation regarding an actual or alleged violation of any Trade Law; (ii) is reasonably expected to become the subject of any Action in relation to a violation of any Trade Law or (iii) has in the past five (5) years made or intends to make, any disclosure (voluntary or otherwise) to any Governmental Entity with respect to any actual or potential violation of or liability arising under or relating to any Trade Law.

Section 4.21        Title to Assets; Sufficiency of Assets.

(a)   Each Acquired Company will have, as of the Closing (after giving effect to the Reorganization) good and valid title to, or, in the case of leased or licensed properties and assets, a valid leasehold interest in or license of, or otherwise have a valid legal right to use, all of their respective tangible assets and properties reflected on the Latest Company Balance Sheet, other than assets and properties disposed of in the ordinary course of business since the Latest Company Balance Sheet Date, in each case free and clear of all Encumbrances (other than Permitted Encumbrances).

(b)   The assets, properties, claims and rights of the Acquired Companies as of immediately prior to the Closing (but, for the avoidance of doubt, following the Reorganization) and taking into account all assets, and services to be provided following the Closing by the Seller or its Affiliates to the Acquired Companies under the Transaction Agreements, will include all assets, properties, claims and rights necessary for Purchaser to operate and conduct the Company Business immediately following the Closing in all material respects as currently conducted, except as (i) set forth in Section 4.21(b) of the Company Disclosure Schedule, and (ii) any Delayed-Transfer Assets and Deferred Businesses; provided, however, that nothing in this Section 4.21(b) shall be deemed to constitute a representation or warranty as to the adequacy of cash, cash equivalents or working capital.

(c)   Without limiting the generality of the foregoing, during the six (6) months prior to the date hereof, Seller has not caused any Acquired Company to transfer to Seller or any of its Affiliates other than an Acquired Company any material assets, properties, claims or rights primarily related to, or used solely in connection with (or with respect to IT Assets, that is used exclusively in), the operation of the Company Business.

Section 4.22        Related Party Transactions.  Except as set forth in Section 4.22 of the Company Disclosure Schedule, no Company Employee, or, to the Knowledge of the Company, any member of any Company Employee’s immediate family or any Person controlled by any such person, (i) is a party to a Contract with any Acquired Company or any Seller Entity (other than, in the case of a Company Employee, any employment Contract), (ii) has any material direct or indirect legal interest in any asset or property used in the Company Business, (iii) has loaned or advanced any money to, or guaranteed any obligations of, any Acquired Company, or (iv) has borrowed any money from any Acquired Company.

Section 4.23        Material Customers and Material Suppliers.  Section 4.23 the Company Disclosure Schedule accurately sets forth (i) a list, in descending order, of the Material Customers and (ii) a list, in descending order, of the Material Suppliers.  Since January 1, 2020, (x) no Material Customer or Material Supplier has ceased dealing with the Company Business or has materially reduced the volume of business transacted with the Company Business below historical levels or has otherwise adversely changed its relationship with the Company Business in any material respect and (y) none of the Acquired Companies or the Seller Entities has received any written notice indicating that any Material Customer or Material Supplier intends to cease dealing with the Company Business or may otherwise materially reduce the volume of business transacted with the Company Business below historical levels or may otherwise adversely change its relationship with the Company Business in any material respect.

Section 4.24        Guarantees, Bonds and Letters of Credit.  Section 4.24 of the Company Disclosure Schedule accurately lists (i) all letters of credit, guarantees, surety bonds, performance bonds and other similar financial or performance assurance obligations issued and outstanding relating to the Company Business (other than certain of the foregoing that represent, in each case, less than $250,000 in potential obligations), and (ii) indicates the amount thereof and the obligor with respect thereto.

Section 4.25        Disclaimer of Warranties.  EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE IV (AS MODIFIED BY THE COMPANY DISCLOSURE SCHEDULE), THE COMPANY AND SELLER EXPRESSLY DISCLAIM ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE CONDITION, VALUE OR QUALITY OF THE BUSINESS, SELLER, SELLER ENTITIES, ACQUIRED COMPANIES, AND THE COMPANY AND SELLER SPECIFICALLY DISCLAIMS ANY REPRESENTATION OR WARRANTY OF MERCHANTABILITY, USAGE, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO THE BUSINESS, SELLER, SELLER ENTITIES, ACQUIRED COMPANIES, OR AS TO THE WORKMANSHIP THEREOF, OR THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT, IT BEING UNDERSTOOD THAT SUCH SUBJECT ASSETS ARE BEING ACQUIRED “AS IS, WHERE IS” ON THE CLOSING DATE, AND IN THEIR PRESENT CONDITION, AND PURCHASER SHALL RELY ON THEIR OWN EXAMINATION AND INVESTIGATION THEREOF.  EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE IV (AS MODIFIED BY THE COMPANY DISCLOSURE SCHEDULE), THE COMPANY AND SELLER HEREBY DISCLAIM ALL LIABILITY AND RESPONSIBILITY, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, FOR ANY REPRESENTATION, WARRANTY, STATEMENT, OR INFORMATION MADE, COMMUNICATED, OR FURNISHED (ORALLY OR IN WRITING) TO PURCHASER OR ITS AFFILIATES OR REPRESENTATIVES (INCLUDING ANY OPINION, INFORMATION, PROJECTION, OR ADVICE THAT MAY HAVE BEEN OR MAY BE PROVIDED TO PURCHASER BY ANY STOCKHOLDER, DIRECTOR, OFFICER, EMPLOYEE, AGENT, CONSULTANT, OR REPRESENTATIVE OF THE COMPANY, SELLER OR ANY OF THEIR AFFILIATES).  THE COMPANY AND SELLER DO NOT MAKE NOR HAS EITHER THE COMPANY OR SELLER MADE ANY REPRESENTATIONS OR WARRANTIES TO PURCHASER REGARDING ANY PROJECTION OR FORECAST REGARDING FUTURE RESULTS OR ACTIVITIES OR THE PROBABLE SUCCESS OR PROFITABILITY OF THE COMPANY BUSINESS.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as set forth in the Purchaser Disclosure Schedule, Purchaser represents and warrants to the Company and Seller as follows:

Section 5.1          Organization and Good Standing.  Purchaser is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation.  Purchaser (a) has all requisite power and authority to own and lease its assets and to operate its business as the same are now being owned, leased and operated and (b) is duly qualified or licensed to do business as a foreign entity in, and is in good standing in, each jurisdiction in which the nature of its business or its ownership of its properties requires it to be so qualified or licensed, except in each case where the failure to have such power or authority or be so qualified or licensed would not reasonably be expected to materially impair or delay Purchaser’s ability to perform its respective obligations under this Agreement and the other Transaction Agreements or consummate the transactions contemplated hereby or thereby.

Section 5.2          Authority; Execution and Delivery; Enforceability.

(a)   Purchaser possesses all requisite legal right, power and authority to execute, deliver and perform this Agreement and the other Transaction Agreements, and to consummate the transactions contemplated herein and therein.  The execution, delivery and performance by Purchaser of this Agreement and the other Transaction Agreements and the consummation by Purchaser of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite corporate action on the part of Purchaser and no other corporate proceeding on the part of Purchaser is necessary to authorize this Agreement and the other Transaction Agreements or to consummate the transactions contemplated hereby or thereby.

(b)   This Agreement has been, and the other Transaction Agreements will upon delivery be, duly executed and delivered by Purchaser and, assuming due authorization, execution and delivery by each of the other parties hereto and thereto, constitutes, or will upon such delivery constitute, the legal, valid and binding obligation of Purchaser, enforceable in accordance with its terms, except as such enforcement may be limited by the Enforceability Exceptions.

Section 5.3          No Conflicts; Consents.

(a)   Assuming all Governmental Filings and waiting periods described in or contemplated by Section 4.4(b), Section 4.4(d) and Section 5.3(b) have been obtained or made, or have expired, the execution, delivery and performance of this Agreement and the other Transaction Agreements by Purchaser and the consummation by Purchaser of the transactions contemplated hereby and thereby will not, directly or indirectly, with or without notice, lapse of time, or both, (i) conflict with, result in a breach or violation of, constitute a default under, result in the acceleration of, create in any Person the right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under (A) any applicable Law or Governmental Order to which Purchaser is subject or (B) any material Contract of Purchaser, (ii) result in the creation of any Encumbrance (other than any Permitted Encumbrance) on any of the properties, rights or assets of Purchaser or (iii) conflict with, breach or violate the certificate of incorporation or bylaws, each as amended, of Purchaser, other than, in the case of clause (i) above, any such violations, conflicts, breaches, defaults, accelerations, terminations, cancellations, rights or Encumbrances that would not reasonably be expected to materially impair or delay Purchaser’s ability to perform its respective obligations under this Agreement and the other Transaction Agreements or to consummate the transactions contemplated hereby or thereby.

(b)   No Governmental Filings are required to be obtained or made by Purchaser in connection with the execution, delivery and performance of this Agreement and the other Transaction Agreements by Purchaser or the consummation by Purchaser of the transactions contemplated hereby or thereby, except (i) compliance with and filings under the HSR Act, (ii) Governmental Filings set forth on Section 5.3(b) of the Purchaser Disclosure Schedule and (iii) such other Governmental Filings, the failure of which to be obtained or made would not reasonably be expected to materially impair or delay Purchaser’s ability to perform its respective obligations under this Agreement and the other Transaction Agreements or consummate the transactions contemplated hereby or thereby.

Section 5.4          Proceedings.  There are no Actions of any kind whatsoever, at Law or in equity, pending, or to the Knowledge of Purchaser, threatened in writing against Purchaser or any of its Subsidiaries that would reasonably be expected to materially impair or delay Purchaser’s ability to perform its respective obligations under this Agreement and the other Transaction Agreements or consummate the transactions contemplated hereby or thereby.

Section 5.5          Brokers and Finders.  No agent, broker, investment banker, financial advisor or other Person is or will become entitled to receive any commission, brokerage, finder’s fee or other similar compensation in connection with the consummation of the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser for which the Company could have any liability prior to Closing.

Section 5.6          Financing.  Purchaser has delivered to Seller true and complete copies of (a) the executed commitment letter, dated the date hereof, between Purchaser and the Financing Sources (including all exhibits, schedules, and annexes thereto, and the executed fee letter (with respect to such fee letter, with fee amounts and the economic terms of market “flex” provisions redacted that are customarily redacted in connection with transactions of this type) associated therewith, collectively, the “Debt Financing Commitments”), pursuant to which the Financing Sources thereto have committed, subject to the terms and conditions set forth therein, to lend the amounts set forth therein (the “Debt Financing”) for the purposes of funding the transactions contemplated by this Agreement, and related fees and expenses and (b) the executed commitment letter, dated as of the date hereof, among Purchaser, the Guarantor and the other parties thereto (including all exhibits, schedules and annexes thereto, the “Equity Financing Commitment”, and together with the Debt Financing Commitment, the “Financing Commitments”), pursuant to which the Guarantor has committed, subject to the terms and conditions set forth therein, to provide cash in an amount set forth therein (the “Equity Financing”, and together with the Debt Financing, the “Financing”).  The Equity Financing Commitment provides that Seller is a third-party beneficiary thereof.  None of the Financing Commitments has been amended, supplemented or modified prior to the date of this Agreement  (and, except with respect to any “flex” items and/or the addition of Financing Sources, no such amendment, supplement or modification is contemplated as of the date of this Agreement), and as of the date of this Agreement the respective commitments contained in the Financing Commitments have not been withdrawn, terminated or rescinded in any respect, and no such withdrawal, termination or rescission is contemplated.  Except for fee letters (complete copies of which have been provided to Seller, except with fee amounts and the economic terms of market “flex” provisions redacted that are customarily redacted in connection with transactions of this type; provided, that Purchaser represents and warrants that the market “flex” provisions that are redacted would not in any event adversely affect the availability, conditionality, enforceability or aggregate amount of the Debt Financing and such fee letters do not permit the imposition of any new conditions (or the modification or expansion of any existing conditions) with respect to the Debt Financing) and customary engagement letters with respect to the Debt Financing (none of which adversely affect the amount, conditionality, enforceability, termination or availability of the Debt Financing), there are no side letters to which Purchaser is a party related to the funding or investing, as applicable, of the Financing or the transactions contemplated hereby other than as expressly set forth in the Financing Commitments delivered to Seller on or prior to the date hereof.  Purchaser has fully paid (or caused to be fully paid) any and all commitment fees or other fees in connection with the Financing Commitments that are payable on or prior to the date hereof, and Purchaser will pay (or will cause to be paid) any such amounts required to be paid as and when they become due and payable on or prior to the Closing Date.  As of the date hereof, the Financing Commitments are in full force and effect and are the legal, valid, binding and enforceable obligations of Purchaser, as the case may be, and, to the knowledge of Purchaser, each of the other parties thereto, to provide the financing contemplated thereby subject only to the satisfaction or waiver of the conditions set forth in the Financing Commitments (subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and general equitable principles).  As of the date hereof, there are no conditions precedent related to the funding or investing of the full amount of the Financing (including pursuant to any market “flex” provisions in the fee letters or otherwise), other than as expressly set forth in the Financing Commitments delivered to Seller on or prior to the date hereof.  As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to (i) constitute a default or breach on the part of Purchaser or, to the knowledge of Purchaser, any other party thereto under any of the Financing Commitments, (ii) constitute a failure to satisfy a condition precedent on the part of Purchaser or, to the knowledge of Purchaser, any other party thereto under any of the Financing Commitments or (iii) result in any portion of the amounts to be provided, funded or invested in accordance with the Financing Commitments being unavailable on the Closing Date. Subject to the conditions to the obligation of Purchaser to consummate the Transaction set forth in Section 7.1 and Section 7.2 having been satisfied, and the Financing being funded in accordance with the Financing Commitments, Purchaser will have on the Closing Date funds sufficient to satisfy the required payment obligations of Purchaser contemplated hereunder.  Purchaser affirms that it is not a condition to the Closing that Purchaser obtain the Financing or any other financing for or related to any of the transactions contemplated hereby.

Section 5.7          Limited Guarantee.  The Guarantor has furnished Seller with a true, complete and correct copy of the Limited Guarantee.  The Limited Guarantee is in full force and effect and has not been amended or modified.  The Limited Guarantee is a (i) legal, valid and binding obligation of the Guarantor and (ii) enforceable in accordance with its terms against the Guarantor, subject to the Enforceability Exceptions.  There is no default under the Limited Guarantee by the Guarantor, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Guarantor.

Section 5.8          Solvency. Assuming that (x) the conditions to the obligation of Purchaser to consummate the Transaction set forth in Section 7.1 and Section 7.2 have been satisfied, (y) the representations and warranties of Seller contained in this Agreement are true and correct in all respects and (z) any estimates, projections or forecasts of Seller or the Acquired Companies that have been provided to Purchaser have been prepared in good faith based upon assumptions that were reasonable at the time made and continue to be reasonable at the time of Closing, then immediately following the Closing and after giving effect to all of the transactions contemplated by this Agreement (including the Financing), the Acquired Companies (on a consolidated basis) will not: (a) be insolvent as defined in Section 101 of Title 11 of the United States Code, (b) have unreasonably small capital for the operation of the businesses in which it is engaged or proposed to be engaged, or (c) have incurred debts, or be expected to incur debts, including contingent and other liabilities, beyond its ability to pay them as they become due in the ordinary course of business.

Section 5.9          Investment Purposes.

(a)          Purchaser is purchasing the Purchased Equity Interests for its own account for investment purposes and not with a view toward distribution or re-sale in violation of the Securities Act, and all other applicable securities Laws, rules or regulations. Purchaser is an “accredited investor” as defined in Regulation D promulgated by the SEC under the Securities Act. Purchaser acknowledges that it is informed as to the risks of the transactions contemplated by this Agreement and of ownership of the Purchased Equity Interests.

(b)          Purchaser acknowledges that none of the Purchased Equity Interests has been registered under federal Law or qualified under state Law, but rather has been offered for sale in accordance with certain exemptions under applicable Law and that the Purchased Equity Interests may not be resold by it unless they are subsequently registered or qualified under applicable Law, or an exemption from registration and qualification is then available.

ARTICLE VI

COVENANTS

Section 6.1          Conduct of the Company’s Business.  Except for matters set forth in Section 6.1 of the Company Disclosure Schedule, for matters otherwise expressly permitted or required by the terms of this Agreement (including in connection with the Reorganization) or as required by applicable Law (including the Pandemic Measures), from the date of this Agreement to the earlier of the Closing and the termination of this Agreement in accordance with Article VIII, the Seller and the Company shall use commercially reasonable efforts to conduct the Company Business in the ordinary course of business, keep intact the Company Business and preserve the Company Business’ relationships with its customers and suppliers with whom it currently deals, in each case, in all material respects.  In addition (and without limiting the generality of the foregoing), except as set forth in Section 6.1 of the Company Disclosure Schedule or otherwise expressly permitted or required by the terms of this Agreement (including in connection with the Reorganization) or except as required by applicable Law (including the Pandemic Measures), from the date of this Agreement to the earlier of the Closing and the termination of this Agreement in accordance with Article VIII, the Seller and the Company shall not, and shall not permit any of the Seller Entities or Acquired Subsidiaries to, do any of the following with respect to the Company Business without the prior written consent of Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned):

(a)          amend the certificate of incorporation or bylaws or similar governing instruments of any Acquired Company;

(b)          (i) increase the compensation or benefits of any Company Employee except (A) as required pursuant to the terms of any Company Benefit Plan or any Affiliated Benefit Plan in effect as of the date hereof or (B) increases in base compensation in the ordinary course of business consistent with past practice to Company Employees other than executive officers, provided, however, that the aggregate amount of all such increases may not exceed $75,000 on an annualized basis without Purchaser’s prior written consent, (ii) grant any severance or termination pay to any Company Employee except as required pursuant to the terms of any Company Benefit Plan or any Affiliated Benefit Plan in effect as of the date hereof, (iii) establish, adopt, enter into, materially amend or terminate any Affiliated Benefit Plan or any Company Benefit Plan; provided, that the foregoing shall not prohibit (A) any Acquired Company from entering into employment agreements in connection with new hires or from amending any employment agreement in connection with any promotion, in each case other than with respect to executive officers, to the extent consistent with past practices or (B) Seller from establishing, adopting, amending or terminating any Affiliated Benefit Plan that is a broad-based employee benefit plan or arrangement that applies substantially uniformly to Company Employees and other similarly situated employees of Seller and its Affiliates, (iv) adopt or amend any Affiliated Benefit Plan that covers Company Employees and that would materially increase the costs to the Acquired Companies other than with respect to the Company’s annual renewal and reenrollment of its health and welfare plans in the ordinary course of business, (v) enter into any collective bargaining agreement, or (vi) issue any equity or equity linked awards, including any stock options or restricted stock units to Company Employees, other than in the ordinary course of business consistent with past practice;

(c)          incur any Indebtedness for borrowed money or issue any debt securities other than (i) Indebtedness between the Acquired Companies, (ii) borrowings under any instruments of Indebtedness existing as of the date hereof, (iii) Indebtedness that will be repaid on or before the Closing Date or (iv) other Indebtedness in an aggregate amount not to exceed $10,000,000;

(d)          create any mortgage, lien, pledge or security interest on any of the assets of any of the Acquired Companies or any of the assets that will be transferred to the Acquired Companies pursuant to the Reorganization (other than Permitted Encumbrances), other than as required by any instruments of Indebtedness existing as of the date hereof or any Indebtedness incurred after the date hereof permitted in accordance with Section 6.1(c);

(e)          make any material change in accounting methods, other than as required by GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization;

(f)          other than in the ordinary course of business consistent with past practice, (i) make or change any material Tax election or Tax accounting period, (ii) surrender any right to claim a refund of material Taxes, (iii) file any amended material Tax Return, or (iv) consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment, in each case, with respect to any Acquired Company;

(g)          acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or Person or division thereof, other than purchases of assets in the ordinary course of business consistent with past practice;

(h)          sell, assign, transfer, exclusively license, allow to expire or lapse or otherwise dispose of any of the properties, rights or assets that are material, individually or in the aggregate, to the Company Business taken as a whole, other than in the ordinary course of business consistent with past practice;

(i)          settle or compromise any Action against the any of the Acquired Companies other than settlements or compromises of litigation where (i) the amount paid does not exceed $500,000 individually, and (ii) such settlement or compromise does not impose any material restrictions on the business or operations of the Acquired Companies or require any Acquired Company to admit liability;

(j)          commit to make any capital expenditure, capital addition or capital improvement (or series of related capital expenditures, capital additions or capital improvements) in excess of $1,500,000 individually or $5,000,000 in the aggregate, other than capital expenditures provided for in the budget previously made available to Purchaser or fail to approve and permit to be made any budgeted capital expenditure that is requested to be made by management of the Company in the ordinary course of business consistent with the timing of such budget and the timing set forth in the request by management of the Company;

(k)          cancel, terminate or materially and adversely amend any Material Contract, other than in the ordinary course of business consistent with past practice;

(l)          reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of capital stock of the Acquired Companies or make any other change with respect to the capital structure of the Acquired Companies;

(m)          adopt a plan of complete or partial liquidation, dissolution, merger, consolidation or recapitalization of any of the Acquired Companies;

(n)          declare any dividend or distribution in respect of capital stock or other equity interest of any Acquired Company with a payment date on or after the Closing Date, or enter into any agreement to repurchase any shares of common stock of the Company with a closing date on or after the Closing Date, except for  dividends, distributions or other payments by any Acquired Subsidiary to the Company;

(o)          change in any material respect the manner in which it manages its working capital, including by delaying the payment of accounts payable or accelerating the collection of accounts receivable;

(p)          effect any reduction in force, mass layoff or plant closure or take any similar action; or

(q)          authorize any of, or commit or agree to take, whether in writing or otherwise, any of, the foregoing actions.

Notwithstanding the foregoing or anything in this Agreement to the contrary, Seller, the Seller Entities and the Company may take (or not take, as the case may be), with respect to the Company Business, any of the actions that would otherwise be prohibited under this Section 6.1 if reasonably necessary or prudent (i) in response to the Pandemic, the Pandemic Measures or any other emergency situation, provided, however, that Seller shall, to the extent practicable and legally permissible notify Purchaser prior to taking any such actions, or (ii) in connection with implementing the Reorganization in accordance with Section 6.14.  Nothing contained in this Agreement shall be construed to give Purchaser or any of its Affiliates, directly or indirectly, any right to control or direct the Company Business prior to the Closing or any other businesses or operations of Seller or its Affiliates.  Prior to the Closing, Seller shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its Affiliates (including the Company) and of their respective businesses and operations.

Section 6.2          Conduct of Purchaser’s Business.  Purchaser agrees that, from the date of this Agreement until the earlier of the Closing and the termination of this Agreement in accordance with Article VIII, it shall not and shall cause each of its Affiliates not to, directly or indirectly, take any action (including any action with respect to a third party) that would reasonably be expected to materially prevent, impair or delay Purchaser’s ability to perform its respective obligations under this Agreement and the other Transaction Agreements or consummate the transactions contemplated hereby or thereby.

Section 6.3          Employment Matters.

(a)          The parties agree that, in connection with the Reorganization and/or the completion of the transactions contemplated by this Agreement, the employees of Seller or any of its Affiliates who, as of immediately prior to the Closing, primarily support or are dedicated to support the Company Business and who are not employed by an Acquired Company as of the date of this Agreement, shall be transferred to an Acquired Company prior to the Closing or with respect to such employees who are located outside of the United States, may be transferred to a third party professional employer organization prior to the Closing pursuant to a Contract between such Acquired Company and such third party. Seller wishes to retain one employee of an Acquired Company who, as of the date hereof, does not primarily support and is not dedicated to support, the Company Business and who is listed on Section 6.3(a) of the Company Disclosure Schedule.  Prior to the Closing Date, Seller shall transfer this employee to Seller or one of Seller’s Subsidiaries (other than an Acquired Company).

(b)          During the one-year period following the Closing, Purchaser shall, and shall cause its Affiliates to, provide each Company Employee with (i) a base salary or base rate of pay and a target cash incentive compensation opportunity that are no less favorable in the aggregate than the base salary or base rate of pay and the target cash incentive compensation opportunity provided to such Company Employee immediately prior to the Closing and (ii) employee benefits (including severance payments and severance benefits, but except as otherwise expressly provided in this Section 6.3, not including any equity or equity-linked incentives, deferred compensation or other long-term incentive compensation benefits, or benefits under a defined benefit plan) that are no less favorable in the aggregate than the employee benefits provided to such Company Employee immediately prior to Closing.  Notwithstanding the foregoing or any other provision of this Agreement, Purchaser and the Acquired Companies may make generally applicable reductions in compensation, bonus opportunities and health and welfare benefits to the extent reasonably necessary to respond to material adverse changes in the severity of the impact of the Pandemic on the Company Business as a whole beyond the impact as of the date hereof.  The covenants of Purchaser in this Section 6.3(b) assume the accuracy in all material respects of the relevant information made available to Purchaser by Seller. If and to the extent that any such information was not accurately disclosed in any material respect, Seller’s right to enforce the covenants in this Section 6.3(b) shall be limited to the extent of the defect in Seller’s disclosure unless Purchaser is otherwise reimbursed by Seller for providing such benefits.

(c)          Effective immediately prior to the Closing, Seller shall take any actions necessary to ensure that each Company Employee who received a grant of restricted stock units in 2020 under Seller’s one time broad based restricted stock unit grant program (the “2020 One-Time Equity Grant Program”) shall vest as to the portion of the RSUs granted under the 2020 One-Time Equity Grant Program that were otherwise scheduled to vest on the first regularly-scheduled vesting date of the RSUs (to the extent that such vesting date occurs after Closing)(such portion to be so vested, “Vested RSUs”).  As soon as practicable (and in no event later than sixty (60) days) following the Closing, Purchaser shall cause the Company to implement an equity-linked long-term incentive plan pursuant to which each Company Employee who received a grant of RSUs in 2020 under the 2020 One-Time Equity Grant Program will receive one new “equity participation unit” for each RSU that is forfeited upon the Closing.  At any time that a forfeited RSU would have vested under the 2020 One-Time Equity Grant Program, the participant will receive a cash payment with respect to the related “equity participation unit” equal to Closing Date FMV of a Share of Seller Stock increased or decreased by the same percentage as the equity value of the Company increases or decreases from the Closing Date until such vesting date.

(d)          As soon as practicable (and in no event later than sixty (60) days) following the Closing, Purchaser shall cause the Company to implement an equity-linked long-term incentive plan pursuant to which each Company Employee who received a grant of RSUs or a stock option grant under Seller’s annual and recurring equity grant program (the “Recurring Equity Grant Program”) will receive one new “equity participation unit” for each time-based vesting RSU, each performance-based vesting RSU (based on the target number of RSUs) and each stock option that is forfeited upon the Closing.  At any time that a forfeited RSU or stock option would have vested under the Recurring Equity Grant Program (using, after the Closing, (x) substantially similar vesting terms for the RSUs subject to performance-based vesting that apply to the RSUs subject to time-based vesting and (y) the same vesting terms for RSUs subject to time-based vesting), the participant will receive a cash payment with respect to the related “equity participation unit” (determined in the same manner as provided in Section 6.3(c)), with the understanding that the value of the participation units associated with stock options will take into account the exercise price of the associated stock option.

(e)          Purchaser shall, and shall cause its Affiliates, as applicable, to give Company Employees full credit for such Company Employees’ service with the Company and its Affiliates for purposes of eligibility, vesting, and determination of the level of benefits (including for purposes of any vacation pay, disability and severance plan, but excluding for purposes of any defined benefit pension plan accruals), to the same extent recognized by the Company immediately prior to the Closing, under any benefit plans made available to employees or officers or any class or level of employees or officers of Purchaser or any of its Affiliates in which a Company Employee participates; provided, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits with respect to the same period of service.

(f)          Purchaser shall, and shall cause its Affiliates, as applicable, use commercially reasonable efforts to cause all applicable providers of health benefits to (i) waive any preexisting condition limitations otherwise applicable to Company Employees and their eligible dependents under any plan of Purchaser or any of its Affiliates that provides health benefits in which Company Employees may be eligible to participate following the Closing, to the extent waived or satisfied with respect to such employees as of the Closing under the analogous Company Benefit Plan or Affiliated Benefit Plan, (ii) honor any deductible, co-payment and out-of-pocket maximums incurred by Company Employees and their eligible dependents under the health plans in which they participated immediately prior to the Closing during the portion of the calendar year prior to the Closing in satisfying any deductibles, co-payments or out-of-pocket maximums under health plans of Purchaser or any of its Affiliates in which they are eligible to participate after the Closing in the same plan year in which such deductibles, co-payments or out-of-pocket maximums were incurred and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Company Employee and his or her eligible dependents on or after the Closing, in each case to the extent such Company Employee or eligible dependent had satisfied any similar limitation or requirement under an analogous Company Benefit Plan or Affiliated Benefit Plan prior to the Closing.

(g)          Purchaser shall, and shall cause its Affiliates, as applicable, to maintain the bonus opportunities provided for under any Company Benefit Plan that is an annual bonus plan or any Affiliated Benefit Plan (with respect to any portion of such Affiliated Benefit Plan applicable to any Company Employee) through December 31, 2021 and will pay any bonuses earned thereunder at such time as the Company has historically paid such bonuses.  Each Continuing Employee’s bonus for calendar year 2021 shall be no less than the amount accrued as a current liability as of the Adjustment Time with respect to such Continuing Employee’s bonus under the applicable Company Benefit Plan or Affiliated Benefit Plan.

(h)          With respect to the Company Employee transaction bonus agreements (the “Transaction Bonus Agreements”) set forth on Section 6.3(h) of the Company Disclosure Schedule, which provide for a transaction bonus payable with respect to 50% of the transaction bonus at or shortly after Closing (such bonuses, the “Transaction Completion Bonuses”) and 50% of the transaction bonus payable at the end of a specified post-Closing retention period (such bonuses, the “Retention Bonuses”, and, together with the Transaction Completion Bonuses, the “Transaction Bonuses”), Purchaser shall cause the applicable Acquired Company or Companies to pay any Transaction Completion Bonuses and Retention Bonuses payable under such Transaction Bonus Agreements in accordance with and subject to the terms thereof.  Seller and Purchaser agree that it is their mutual intent that, to the extent permitted by applicable Law, Seller or one of its Affiliates shall be entitled to any income Tax deductions associated with the payment of the Transaction Completion Bonuses.

(i)          Effective as of the Closing, each Company Employee shall cease to actively participate in (including with respect to eligibility to contribute to) and accrue benefits under all Affiliated Benefit Plans (and Seller shall, and shall cause its Affiliates to take any and all action to achieve the foregoing result).  Seller or its Affiliates (excluding the Acquired Companies) shall retain responsibility for and continue to pay all medical, life insurance, disability, and other expenses and benefits for each Company Employee with respect to claims incurred by such Company Employee or his or her covered dependents under the Affiliated Benefit Plans prior to the Adjustment Time (or after the Adjustment Time to the extent such claims relate to premiums paid in whole or in part by the Company Employees for the month in which the Closing occurs and are otherwise covered under the terms of the Affiliated Benefit Plan).  Seller shall have the sole obligation to provide health continuation coverage required by Section 4980B of the Code or any similar Law with respect to any employee (and such employee’s “qualified beneficiaries,” as defined in Section 4980B(g)(1) of the Code) who experiences a “qualifying event” (as defined in Section 4980B(f)(3) of the Code) prior to or on the Closing Date with respect to the loss of their entitlement to coverage under any group health plan of the Seller or any of its Affiliates.  Expenses and benefits with respect to claims incurred by Company Employees or their covered dependents after the Closing shall be the responsibility of Purchaser.  For purposes of this paragraph, a claim is deemed incurred (i) in the case of medical, dental, vision and prescription drug benefits, on the date on which the services that are the subject of the claim are performed or the goods that are subject to the claim are provided; (ii) in the case of life, accidental death and dismemberment and business travel accident insurance, on the date on which the event giving rise to such claim occurs; (iii) in the case of disability benefits, on the date on which a Person’s continuous disability begins, as determined by the disability benefit insurer or claims insurer, with respect to the disability event giving rise to such claim; and (iv) otherwise, at the time the Company Employee or covered dependent becomes entitled to payment of a benefit (assuming that all procedural requirements are satisfied and claims applications properly and timely completed and submitted).  Following the Closing, Purchaser and its Affiliates will be solely responsible for all United States (including its territories) workers’ compensation claims of Company Employees regardless of when the event, injury, illness or condition giving rise to such workers’ compensation claim occurs, except to the extent that claims that relate to an event, injury, illness or condition occurring prior to the Closing are covered under an applicable workers’ compensation insurance policy of Seller or its Affiliates (excluding the Acquired Companies).

(j)          Seller shall be responsible for providing long-term disability benefits to (i) any former employee of an Acquired Company or the Company Business who was receiving long-term disability benefits immediately prior to the Closing Date and (ii) any Company Employee who was receiving short-term disability benefits immediately prior to the Closing and who becomes eligible for long-term disability benefits with respect to a disability that first occurred prior to the Closing and continues in effect (without such Company Employee’s return to active employment) until such Company Employee otherwise becomes eligible for long-term disability benefits under Seller’s long-term disability plan. If any former Company Employee who is receiving long-term disability benefits as of the Closing Date is, within six (6) months following the Closing Date (or any such longer period as required by applicable Law), able to return to work, Purchaser shall cause the applicable Acquired Company to offer employment to such employee on terms consistent with those applicable to Company Employees under this Section 6.3.

(k)          Seller and Purchaser shall take commercially reasonable efforts to cause, effective as of the Closing, (i) the account balances (whether positive or negative) (the “Transferred FSA Balances”) under the applicable flexible spending plan of Seller or its Affiliates (collectively, the “Seller FSA Plan”) of the Company Employees who are participants in the Seller FSA Plan to be transferred to one or more comparable plans of Purchaser (collectively, the “Purchaser FSA Plan”); and (ii) such Company Employees to be reimbursed from the Purchaser FSA Plan for claims incurred at any time during the plan year of the Seller FSA Plan in which the Closing occurs that are submitted to the Purchaser FSA Plan from and after the Closing. As soon as practicable after the Closing, and in any event within ten (10) Business Days after the amount of the Transferred FSA Balances is determined, Seller shall pay Purchaser the net aggregate amount of the Transferred FSA Balances, if such amount is positive, and Purchaser shall pay Seller the net aggregate amount of the Transferred FSA Balances, if such amount is negative.

(l)          On or before the Closing, Seller shall cause the Ingersoll Rand Retirement Savings Plan (the “Seller 401(k) Plan”) to spin off to a new defined contribution plan that will be sponsored by an Acquired Company and a related trust intended to be qualified under Section 401(a) and Section 501(a) of the Code, respectively, which plan includes a cash or deferred arrangement qualified under Section 401(k) of the Code (the “Company 401(k) Plan”), the portion of the Seller 401(k) Plan that is attributable to the Company Employees, such spin-off to include (without limitation) any and all such individual’s accounts, liabilities, related assets, unvested amounts and outstanding loan balances. The Company 401(k) Plan shall be substantially identical to the Seller 401(k) Plan, except that, with respect to Company Employees who are participants in the Ingersoll-Rand Industrial U.S., Inc. Pension Plan (the “Seller Pension Plan”) and who did not elect to waive participation in the Seller Pension Plan effective as of January 1, 2013 in accordance with the terms of the Seller Pension Plan, the Company 401(k) Plan shall provide for such participants to receive the “Core Contribution” described in the Seller 401(k) Plan effective on the Closing; provided that, after the Closing, the Company 401(k) Plan shall not be amended to reduce or eliminate the Core Contribution prior to December 31, 2022, unless the provision of the Core Contribution would cause the Company 401(k) Plan to fail to meet the applicable non-discrimination tests, in which case, Purchaser shall, in Purchaser’s sole discretion (and on a non-discriminatory basis as to all participants who are otherwise eligible to receive the Core Contribution), either (i) provide the Core Contribution in a future year when and if such non-discrimination test would be satisfied or (ii) provide an additional benefit of economically equivalent value to the Core Contributions that would have been accrued by such participants through December 31, 2022 (which benefit may be provided outside the Company 401(k) Plan).

(m)          On or prior to the Closing, Seller shall have taken all actions necessary and appropriate for the Acquired Companies to establish for the benefit of Company Employees one or more deferred compensation plans (collectively, the “Company Deferred Compensation Plans”) to provide each Company Employee who was a participant in one or more of the Seller Deferred Compensation Plans as of immediately prior to the Closing (each, a “Company Deferred Compensation Plan Beneficiary”) benefits in respect of service and compensation following the Closing that are substantially identical to those that accrued with respect to such person under, and the opportunity to defer compensation and accrue benefits on a basis that is substantially identical to, the Seller Deferred Compensation Plans as of immediately prior to the Closing (as such plans are amended to (i) reflect the adoption and assumption of the Company Deferred Compensation Plans by the Acquired Companies (including, without limitation, to reflect that a “Change in Control” (or equivalent term) shall be determined by reference to the Acquired Companies after the Closing (but, for the avoidance of doubt, not in connection with or upon the Closing), and not by reference to the Seller Entities), (ii) eliminate any notional investment option that is based on employer stock, and (iii) to provide that benefits shall continue to accrue after the Closing based on service with the Acquired Companies, in each case, on such basis as does not either reduce any benefits previously accrued or provide additional benefits to any participant beyond what such participant would have received under the terms of the plan in effect immediately prior to the Closing, all to the extent applicable and permissible under the terms of the applicable plan).  Notwithstanding the foregoing, the terms of the Company Deferred Compensation Plans shall be subject to the review and approval of Purchaser, which approval shall not be unreasonably withheld, and Seller shall make any changes reasonably proposed by Purchaser to reflect the intention of this Section 6.3(m).  Seller shall take all such action as may be necessary to ensure that, from and after the Closing Date, the Company Employees shall no longer participate in the Seller Deferred Compensation Plans and Seller shall cause the liabilities in respect of Company Deferred Compensation Plan Beneficiaries under the Seller Deferred Compensation Plans to be assumed by an Acquired Company as of the Adjustment Time.  The assets of the Deferred Compensation Plans that are attributable to the accrued benefits of the  Company Deferred Compensation Plan Beneficiaries (including any amounts set aside in trust, a bank account or the cash equivalent amount necessary to fund any amount reflected as an asset of the Company Business on the Financial Statements or the Unaudited Financials) shall be transferred to the Acquired Companies no later than thirty (30) days after the Closing Date.  From and after the Closing, Purchaser and its Affiliates (including the Acquired Companies) shall have sole responsibility for the administration of the Company Deferred Compensation Plans and the payment of benefits thereunder to or on behalf of Company Deferred Compensation Plan Beneficiaries, and neither Seller nor any of its Affiliates shall have any liability or responsibility therefor. Seller shall take all such action as may be necessary to ensure that, for purposes of the Company Deferred Compensation Plans, (i) a Company Deferred Compensation Plan Beneficiary shall not be considered to have incurred a separation from service as determined under the terms of the Company Deferred Compensation Plans and the general rules of Section 409A of the Code as a result of the Closing or the transfer of employment or service from Seller (or an Affiliate thereof) to an Acquired Company, and (ii) such employment or service shall be considered to terminate for purposes of the Company Deferred Compensation Plans only when the employment or service of such Company Deferred Compensation Plan Beneficiary with the Acquired Company terminates in accordance with the terms of the Company Deferred Compensation Plans and applicable Laws.

(n)          Effective as of the Adjustment Time, to the extent permitted by applicable Law, Seller’s obligations and liabilities with respect to the accrued and unused vacation, sick leave and other personal time off of each Company Employee through the Adjustment Time, shall be transferred to and assumed by the Acquired Company that will be the employer of such Company Employee, and Purchaser shall cause the applicable Acquired Company to recognize and provide all such unused vacation, sick leave and paid time off and shall allow such Company Employee to use such accrued vacation, sick leave and paid time off on substantially the same terms as applied to such Company Employee immediately prior to the Closing; provided, however, that the accrual for any such obligations shall be included as a current liability of the Company in determining Working Capital as of the Adjustment Time.  To the extent the transfer and assumption of such obligations with respect to any Company Employee is not permitted by applicable Law, Seller shall satisfy such accrued obligations on the Closing Date.

(o)          Purchaser shall assume and have Liability for, and pay, any amounts payable to the Company Employees set forth on Schedule 6.3(o) of the Company Disclosure Schedule who have received advance approval under a Seller training and educational assistance policy or tuition reimbursement policy; provided that such Company Employee has commenced or completed a class or coursework eligible for assistance thereunder as of the Closing Date.

(p)          The provisions of this Section 6.3 are solely for the benefit of the parties to this Agreement.  Nothing contained herein, express or implied, shall be construed to establish, amend, or modify any benefit plan, program, agreement or arrangement.  No Company Employee, nor any beneficiary or dependent of any Company Employee or any other Person shall be regarded for any purpose as a third-party beneficiary of this Agreement, and no provision of this Section 6.3 shall create such rights in any such person.  The parties hereto acknowledge and agree that the terms set forth in this Section 6.3 shall not create any right in any Company Employee to any continued employment with any Acquired Company, Purchaser or any of their respective Affiliates, successors, or assigns.  Nothing herein shall guarantee employment for any period of time or preclude the ability of any Acquired Company to terminate the employment of any Company Employee at any time or for any reason, require any Acquired Company to continue any Company Benefit Plan or arrangement or prevent the amendment, modification or termination thereof after the Closing Date.

(q)          Seller and its Affiliates shall comply with all obligations to notify, bargain and/or consult with Company Employees or employee representatives, unions, works councils or other employee representative bodies.  Purchaser shall provide Seller with such information as is necessary or reasonably requested by Seller to comply with such obligations and shall, as reasonably requested by Seller or to the extent required by Law or Contract, participate in such bargaining or consultations.

(r)          Except as otherwise provided in this Section 6.3, Seller and its Affiliates (other than the Acquired Companies) shall retain (i) all liabilities and obligations for claims under the Affiliated Benefit Plans, whether such claims are made before, on or after the Closing Date, and (ii) any and all Losses arising out of, or relating to, any Affiliated Benefit Plan or any other employee benefit plan, employee plan, program, policy, arrangement or agreement, other than any Company Benefit Plan, sponsored or maintained, or entered into, by Seller or any of its Affiliates (other than the Acquired Companies).

Section 6.4          Publicity.  Following the execution hereof, Seller may issue the press release that was approved by Purchaser prior to the date hereof and Purchaser may issue the press releases that was approved by Seller prior to the date hereof announcing the entry into this Agreement and the nature of the transactions contemplated hereby.  Following the issuance of such initial press releases, Purchaser, on the one hand, and the Company and Seller, on the other hand, agree that no public release or announcement concerning the terms of the transactions contemplated hereby shall be issued by any party without the prior written consent of the other party, except (a) to the extent consistent with the previous public announcements or press releases made by any of the parties in accordance with this Section 6.4 or (b) any such release or announcement as may be required by Law or the rules and regulations of any stock exchange upon which the securities of one of the Seller, Company’s or Seller’s Affiliates or Purchaser or one of its Affiliates are listed, in which case the party required to make such release or announcement shall allow the other party reasonable time to comment on such release or announcement in advance of such issuance; provided, however, that (i) Purchaser, Seller and the Company are permitted to disclose the consummation of the transactions contemplated hereby (but not, without the consent of the other parties, price terms or the name of such other parties to the extent inconsistent with the previous public announcements or press releases made by any of the parties in accordance with this Section 6.4) on their websites and otherwise in the ordinary course of business, (ii) the parties are permitted to report and disclose the status of this Agreement, the Transaction Agreements and the transactions contemplated hereby and thereby pursuant to an internal communication or otherwise to its employees, (iii) following the issuance of the initial press releases, the parties are permitted to discuss this Agreement and the transactions contemplated hereby in meetings, discussions and conference calls with investors and analysts and post an investor presentation without the prior written consent of the other party to the extent such discussions or presentation do not otherwise disclose any material non-public terms of this Agreement or any of the Transaction Agreements and (iv) Purchaser may disclose, on a confidential basis, the status and financial and other terms of this Agreement and the transactions contemplated by the Transaction Agreements to its direct and indirect investors and prospective investors.  Notwithstanding the forgoing, nothing in this Section 6.4 shall restrict or prohibit Purchaser or any of its Affiliates from making any customary announcement or other communication in connection with the arrangement of the Debt Financing (including, for the avoidance of doubt, such announcement or communications that Purchaser reasonably determines in good faith are required to ensure that any document concerning the Debt Financing does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein not misleading in light of the circumstances in which they are made), provided, that any such announcement or other communication is consistent with the previous public announcements or press releases made by any of the parties in accordance with this Section 6.4

Section 6.5          Confidentiality.

(a)          Purchaser acknowledges that the information provided to it and its Representatives in connection with this Agreement and the transactions contemplated hereby are subject to the terms of the Confidentiality Agreement between Seller and an Affiliate of Purchaser, dated as of December 16, 2020 (as amended or modified from time to time, the “Confidentiality Agreement”).  The terms of the Confidentiality Agreement are hereby incorporated by reference and shall survive any termination of this Agreement in accordance with its terms.

(b)          From and after the Closing, Purchaser and the Company shall, and shall cause each of their Affiliates (including their respective Subsidiaries) and their respective Representatives to, (i) treat and hold as confidential any non-public, proprietary and confidential information regarding Seller or its Affiliates in their businesses distinct from the Company Business and (ii) refrain from disclosing to any Person (other than their respective Representatives) or using for any purpose, any of such information except as permitted by Section 6.5(d).

(c)          From and after the Closing, Seller shall, and shall cause each of its Affiliates (including its Subsidiaries) and their respective Representatives to, (i) treat and hold as confidential any non-public, proprietary and confidential information regarding the Company Business and (ii) refrain from disclosing to any Person (other than its Representatives) or using for any purpose, any such information except as permitted by Section 6.5(d).

(d)          The obligations of each party hereto (a “Receiving Party”) set forth in Section 6.5(b) and Section 6.5(c), as applicable, shall not apply to (i) any information that becomes available to the general public prior to, on or after the Closing Date (other than as a result of disclosure by the Receiving Party or any of its Representatives in violation of Section 6.5(b), Section 6.5(c) or the Confidentiality Agreement, as applicable), (ii) any information that becomes available to the Receiving Party or any of its Representatives after the Closing Date on a non-confidential basis from a source other than the other party hereto (the “Disclosing Party”) or its Representatives; provided that such source was not, to the knowledge of the Receiving Party, prohibited from disclosing such information by a legal, contractual, fiduciary or other obligation, (iii) except as provided in clause (vi) below, any disclosure requested or required by applicable Law or any Governmental Entity, including any applicable Tax Laws, securities Laws or securities exchange or listing regulations or requirements; provided that, to the extent such disclosure is requested or required in connection with a Governmental Order, the Receiving Party shall, to the extent reasonably practicable and legally permissible, promptly notify the Disclosing Party of such disclosure under this clause (iii) prior to making such disclosure with reasonably sufficient time, where reasonably practicable, to allow the Disclosing Party to seek protective measures for such information (and the Receiving Party and its Representatives shall cooperate with the Disclosing Party in seeking such protection, at the Disclosing Party’s sole cost and expense), (iv) any Governmental Order in connection with the enforcement of a party’s rights or remedies under this Agreement or the other Transaction Agreements solely to the extent necessary for any filings with a Governmental Entity (provided that, to the extent possible, the applicable party shall request that such Governmental Entity treat such information as confidential and non-public), (v) any disclosure or use of such information in connection with the preparation of financial statements, in connection with and to the extent necessary for a party or any of its Representatives to prepare or file Tax Returns or other Tax filings, (vi) any disclosure or use of such information that is necessary for a party to perform or satisfy any of its obligations under this Agreement or any of the other Transaction Agreements or as otherwise contemplated by this Agreement or any of the other Transaction Agreements, or (vii) any information that is independently developed by the Receiving Party or its Representatives without reference to or use of any such information of the Disclosing Party.

Section 6.6          Access to Information.

(a)          Prior to the Closing Date and subject to applicable Laws (including the Pandemic Measures) and Section 6.5, Purchaser shall be entitled, through its officers, employees and Representatives (including its legal advisors and accountants), to have such access to the personnel, properties, businesses and operations of the Company and such examination of the books and records of the Company, as it reasonably requests upon reasonable advance written notice in connection with Purchaser’s efforts to consummate the transactions contemplated by this Agreement.  Any such access and examination shall be conducted during regular business hours and under circumstances that do not unreasonably interfere with the normal operations of the business and shall be subject to restrictions under applicable Law (including the Pandemic Measures).  Seller and the Company shall, and shall cause the Acquired Subsidiaries and the respective Representatives of Seller, the Company and the Acquired Subsidiaries to, cooperate with Purchaser and Purchaser’s Representatives in connection with such access and examination.  Notwithstanding anything to the contrary in this Agreement, any such access may be limited to the extent Seller reasonably determines that such access would reasonably be expected to jeopardize the health or safety of any employee of Seller or its Affiliates due to the Pandemic or Pandemic Measures.  Any disclosure during such investigation by the Company or its Representatives shall not constitute any enlargement or additional representation or warranty of Seller or the Company beyond those specifically set forth in Article IV.  Notwithstanding anything herein to the contrary, no such access or examination shall be permitted to the extent that it (i) relates to interactions with other prospective buyers of the Company or the negotiation of this Agreement and the transactions contemplated hereby, (ii) would unreasonably disrupt the operations of Seller, its Subsidiaries or any of the Acquired Companies, or (iii) would require Seller, its Subsidiaries or any of the Acquired Companies to disclose information that, in the reasonable judgment and good faith of counsel to Seller or the Company, is subject to attorney-client privilege or may conflict with any applicable Law or confidentiality obligations to which any of Seller, its Subsidiaries or the Acquired Companies is bound; provided, however, that if any material information concerning the Company Business is withheld pursuant to the foregoing clause (iii), Seller will work with Purchaser in good faith to make the substance of such information available to Purchaser or its Representatives.

(b)          Notwithstanding anything to the contrary contained herein, prior to the Closing, Purchaser shall not, without the written consent of the Company, (i) contact any customers of the Company Business, other than in the ordinary course of business of Purchaser or any of its Affiliates with respect to matters not involving the Company Business, any of the Transaction Agreements or the transactions contemplated hereby or thereby, and provided that Seller or the Company shall have the right to have a Representative present during any such contact in the event that it consents to such contact, and (ii) have any right to perform invasive or subsurface investigations of the properties or facilities of the Acquired Companies.

Section 6.7          Regulatory Approvals.

(a)          Each of the parties hereto shall use their reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done as promptly as practicable, all things necessary, proper and advisable under applicable Laws, to consummate and make effective as promptly as practicable the transactions contemplated hereby.  Subject to appropriate confidentiality protections and applicable Competition Laws, each party hereto shall furnish to the other parties such necessary information and reasonable assistance as such other party may reasonably request in connection with the foregoing.

(b)          Each of the parties hereto shall cooperate with one another and use their reasonable best efforts to prepare all necessary documentation (including furnishing all information required under any applicable Competition Laws) to effect promptly all necessary filings with any Governmental Entity and to obtain all consents, waivers and approvals of any Governmental Entity necessary to consummate the transactions contemplated hereunder.  Each of the parties hereto shall promptly inform the other of any substantive oral communication with, and provide copies of any written communications with, any Governmental Entity regarding any such filings or any such transaction, unless prohibited by reasonable request of any Governmental Entity.  No party hereto shall independently participate in any meeting or substantive conference call with any Governmental Entity in respect of any such filings, investigation or other inquiry without giving the other party prior notice of the meeting or substantive conference call and, to the extent permitted by such Governmental Entity, the opportunity to attend or participate.  To the extent permissible under applicable Law, the parties hereto will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto relating to proceedings under the Competition Law.  Any documents or other materials provided pursuant to this Section 6.7(b) may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns (including with respect to other businesses of Seller), and to remove references concerning the valuation of the Company or other competitively sensitive material, and the parties may, as each deems advisable, reasonably designate any material provided under this Section 6.7 as “outside counsel only material.”  Such “outside counsel only materials” and the information contained therein shall be given only to legal counsel of the recipient and will not be disclosed by such legal counsel to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials.  Notwithstanding the foregoing, neither party shall be obligated to share with the other party documents responsive to items 4(c) and 4(d) on the Notification and Report Form for Certain Mergers and Acquisitions under the HSR Act.

(c)          Without limiting the generality of the undertakings pursuant to this Section 6.7, the parties hereto shall use reasonable best efforts to provide or cause to be provided (including by their “Ultimate Parent Entities” as that term is defined in the HSR Act) as promptly as reasonably practicable to any Governmental Antitrust Entity information and documents requested by such Governmental Antitrust Entity or necessary, proper or advisable to permit consummation of the transactions contemplated by this Agreement, including filing any notification and report form and related material required under (i) the HSR Act as promptly as reasonably practicable after the date hereof (but in any event no later than ten (10) Business Days after the date hereof) and (ii) any other filing under any Competition Law set forth on Section 6.7(c) of the Company Disclosure Schedule as promptly as reasonably practicable after the date hereof (but in any event no later than ten (10) Business Days after the date hereof), and thereafter to respond as promptly as reasonably practicable to any request for additional information or documentary material that may be made under the HSR Act and any similar Competition Law regarding preacquisition notifications for the purpose of competition reviews.  Purchaser shall cause (and shall cause its Ultimate Parent Entity) the filings made by it under the HSR Act to be considered for grant of “early termination,” and make any further filings pursuant thereto that may be necessary, proper, or advisable in connection therewith.  Purchaser shall be responsible for all filing fees under the HSR Act and under any such other Laws or regulations.

(d)          If any objections are asserted with respect to the transactions contemplated hereby under any applicable Law or if any Action is instituted by any Governmental Entity or any private party challenging any of the transactions contemplated hereby as violative of any applicable Law, each of the parties hereto shall use its reasonable best efforts to: (i) oppose or defend against any action to prevent or enjoin consummation of this Agreement (and the transactions contemplated hereby), and (ii) take such action as reasonably necessary to overturn any regulatory action by any Governmental Entity to prevent or enjoin consummation of this Agreement (and the transactions contemplated hereby), including by defending any Action brought by any Governmental Entity in order to avoid entry of, or to have vacated, overturned or terminated, including by appeal if necessary, in order to resolve any such objections or challenge as such Governmental Entity or private party may have to such transactions under such applicable Law so as to permit consummation of the transactions contemplated by this Agreement.

(e)          Notwithstanding the foregoing, Purchaser shall, and shall cause its Affiliates to, take any and all actions necessary to obtain any authorization, consent or approval of a Governmental Entity (including in connection with any Governmental Filings) necessary or advisable so as to enable the consummation of the transactions contemplated hereby to occur as expeditiously as possible (and in any event, no later than the Outside Date) and to resolve, avoid or eliminate any impediments or objections, if any, that may be asserted with respect to the transactions contemplated hereby under any Competition Law, or to otherwise oppose, avoid the entry of, or to effect the dissolution of, any order, decree, judgment, preliminary or permanent injunction that would otherwise have the effect of preventing, prohibiting, restricting, or delaying the consummation of the transactions contemplated hereby, including: (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of, or holding separate of, any and all businesses, product lines, rights or assets of Purchaser or its Affiliates (including the Acquired Companies) or any interest therein (including entering into customary ancillary agreements relating to any such sale, divestiture, licensing or disposition of such businesses, product lines, rights or assets), (ii) terminating or restructuring existing relationships, contractual or governance rights or obligations of Purchaser or its Affiliates (including the Acquired Companies), (iii) terminating any venture or other arrangement and (iv) otherwise taking or committing to take any and all actions that after the Closing Date would limit Purchaser’s or its Affiliates’ (including the Acquired Companies’), freedom of action with respect to, or its ability to retain or control, one or more of the businesses, product lines, rights or assets of Purchaser and its Affiliates (including the Acquired Companies) or interest therein, in each case as may be required in order to enable the consummation of the transactions contemplated hereby to occur as expeditiously as possible (and in any event no later than the Outside Date); provided, however, that nothing in this Agreement shall obligate Seller or the Company to take or agree to take any such action not conditioned on the consummation of the Closing.

(f)          Notwithstanding anything to the contrary in this Agreement, Purchaser shall not be required to take or agree to take any action with respect to the assets, properties, equity, business or operations of any portfolio companies controlled by Purchaser’s equityholders (other than the Acquired Companies after the Closing).

(g)          From the date of this Agreement until Closing, neither Purchaser nor any of its Affiliates shall acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a substantial portion of the assets of or any equity in, or by any other manner, any assets or Person, if the execution and delivery of a definitive agreement relating to, or the consummation of, such acquisition could in any material respect (individually or in the aggregate): (i) impose any delay in obtaining, or increase the risk of not obtaining, consents of a Governmental Entity necessary to consummate the transactions contemplated hereby or the expiration or termination of any applicable waiting period, (ii) increase the risk of a Governmental Entity seeking or entering a Governmental Order prohibiting the consummation of the transactions contemplated hereby, (iii) increase the risk of not being able to remove any such Governmental Order on appeal or otherwise, or (iv) otherwise prevent or delay the consummation of the transactions contemplated hereby.

Section 6.8          Director and Officer Liability; Indemnification.

(a)          Without limiting any additional rights that any Person may have under any Company Benefit Plan, from the Closing through the sixth anniversary of the Closing Date, each of Purchaser and the Company shall, and shall cause the Acquired Subsidiaries to, indemnify and hold harmless each present (as of immediately prior to the Closing) and former officer, director, manager, agent, employee or fiduciary of the Acquired Companies (the “Indemnified Individuals”) from and against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to (i) the fact that the Indemnified Individual is or was an officer, director, manager, agent, employee or fiduciary of the Acquired Companies or (ii) matters existing or occurring at or prior to the Closing (including this Agreement and the other transactions and actions contemplated hereby), whether asserted or claimed prior to, at or after the Closing, to the fullest extent permitted by applicable Law.  In the event of any such claim, action, suit, proceeding or investigation, (x) each Indemnified Individual will be entitled to advancement of expenses incurred in the defense of any claim, action, suit, proceeding or investigation from Purchaser or the Company, (y) neither Purchaser nor the Company shall settle, compromise or consent to the entry of any judgment in any proceeding or threatened action, suit, proceeding, investigation or claim (and in which indemnification could be sought by such Indemnified Individual hereunder) unless such settlement, compromise or consent includes an unconditional release of such Indemnified Individual from all liability arising out of such action, suit, proceeding, investigation or claim or such Indemnified Individual otherwise consents and (z) the Company shall cooperate in the defense of any such matter.

(b)          The certificate of incorporation and bylaws (or equivalent governing documents) of each of the Acquired Companies shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of former or present directors, managers and officers than are set forth in the organizational documents of the Company (or equivalent governing documents) as of the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Closing in any manner that would adversely affect the rights thereunder of any such individuals.

(c)          Notwithstanding anything herein to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Closing) is made against any Indemnified Individual on or prior to the sixth anniversary of the Closing, the provisions of this Section 6.8 shall continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.

(d)          This covenant is intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Individuals and their respective heirs and legal representatives.  The indemnification provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Individual is entitled, whether pursuant to law, contract or otherwise.

(e)          In the event that the Company or Purchaser or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company or Purchaser, as the case may be, shall succeed to the obligations set forth in this Section 6.8.

Section 6.9          Reasonable Best Efforts.  Without limiting the parties’ obligations under Section 6.7, upon the terms and subject to the conditions herein provided, except as otherwise provided in this Agreement, each of the parties hereto shall, and shall cause their respective Affiliates and Representatives to, use their reasonable best efforts to take or cause to be taken all actions, to do or cause to be done and to assist and cooperate with the other party in doing all things necessary, proper or advisable under applicable Laws to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereby, including: (a) the satisfaction of the conditions precedent to the obligations of any of the parties; (b) the obtaining of applicable consents, waivers or approvals of any Governmental Entities or third parties; (c) the defending of any Actions challenging this Agreement or the performance of the obligations hereby; and (d) the execution and delivery of such instruments, and the taking of such other actions, as the other party may reasonably require in order to carry out the intent of this Agreement.  Notwithstanding the foregoing, none of the Company, Seller or any of their respective Affiliates shall be obligated to make any payments or otherwise pay any consideration to any third party to obtain any applicable consent, waiver or approval.  Without limiting the foregoing, the parties shall use commercially reasonable efforts to negotiate as soon as practicable after the date hereof and in any even no later than the anticipated Closing Date, (i) the Wujiang Contract Manufacturing Agreement, (ii) the Shanghai Distribution Agreement, (iii) the Datacenter Services Agreement and (iv) the Intellectual Property Cross License, in each case on terms consistent with the applicable term sheets attached hereto as Exhibits.

Section 6.10        Purchaser Financing.

(a)          Purchaser shall use its reasonable best efforts to arrange, obtain and consummate the Financing on the terms and conditions described in or contemplated by the Financing Commitments (including complying with any request exercising so-called “flex” provisions contained therein), as promptly as practicable after the date hereof (taking into account the timing of the Marketing Period), including using reasonable best efforts to (i) maintain in full force and effect the Financing Commitments, (ii) satisfy on a timely basis (taking into account the timing of the Marketing Period) (or obtain the waiver of) all conditions to funding in the Debt Financing Commitments and such definitive agreements to be entered into pursuant thereto (including by consummating the Equity Financing at or prior to the Closing) applicable to Purchaser, and (iii) negotiate and enter into definitive agreements with respect thereto on terms and conditions described in the Debt Financing Commitments (including any “flex” provisions contained therein) on or prior to the Closing Date (other than modifications to such terms and conditions as are acceptable to Purchaser so long as such modifications would (x) not reasonably be expected to materially delay (taking into account the expected timing of the Marketing Period) or prevent the ability of Purchaser to consummate the transactions contemplated hereby or cause the amount of the Debt Financing, when added with the funds to be provided under the Equity Financing Commitment, to be less than an amount sufficient to consummate the Transaction and (y) otherwise be permitted under the restrictions on amendments and modifications otherwise set forth in this Section 6.10).  Purchaser shall, and shall cause its controlled Affiliates to, obtain the Equity Financing contemplated by the Equity Financing Commitment upon satisfaction or waiver of the conditions to Closing in Section 7.1 and Section 7.2 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing).  Purchaser shall keep Seller informed on a reasonably current basis of the status of its efforts to arrange the Financing (or Alternative Financing).  For the avoidance of doubt, Purchaser shall provide the Company copies of all amendments, modifications or supplements to the Debt Financing Commitments and any fee letter related to the Debt Financing Commitments (provided, that provisions in any amendment, modification or supplement to any fee letter, the fee amounts and the economic terms of market “flex” provisions that are customarily redacted in connection with transactions of this type may be redacted; provided that such redacted terms would not in any event adversely affect the availability, conditionality, enforceability or the aggregate amount of the Debt Financing) promptly upon execution thereof.  In the event any portion of the Debt Financing becomes unavailable in the amounts and on the conditions (including any “flex” provisions) contemplated in the Debt Financing Commitments for any reason (A) Purchaser shall promptly notify Seller in writing and (B) Purchaser shall use its reasonable best efforts to obtain, as promptly as practicable following the occurrence of such event, alternative financing from alternative financing sources (the “Alternative Financing”) in an amount, when added with the funds to be provided under the Equity Financing Commitment, sufficient to consummate the Transaction, which would (i) involve terms in material respects as favorable to Purchaser as are reasonably available in the debt markets for financing of the type set forth in the Debt Financing Commitments as of the date hereof (including any “flex” provisions applicable thereto), (ii) not involve any additional conditions to funding the Debt Financing that are not contained in the Debt Financing Commitments and (iii) not reasonably be expected to prevent, impede or delay the consummation of the Transaction. The Purchaser shall provide Seller, upon reasonable written request, such information as shall be reasonably necessary to allow Seller to monitor the progress of Purchaser’s efforts to arrange the Debt Financing.  Without limiting the generality of the foregoing, Purchaser shall promptly notify Seller in writing (A) if there exists any breach, default, rescission, repudiation, cancellation, expiration or termination by any party to the Financing Commitments or any definitive agreement related thereto (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any breach, default, rescission, repudiation, cancellation, expiration or termination) or (B) of the receipt by Purchaser of any written notice or other written communication from any Financing Source with respect to any actual, threatened or alleged material breach, default, rescission, repudiation, cancellation or termination by any party to the Financing Commitments or any definitive document with respect thereto.  Without the consent of the Company, the Purchaser shall not consent or agree to any amendment, replacement, supplement or modification to, or any waiver of any provision under, the Financing Commitment or the definitive agreements relation to the Financing if such amendment, replacement, supplement, modification or waiver (1) decreases the aggregate amount of the Financing to an amount that would be less than an amount that would be required to consummate the Transaction on the Closing Date, (2) imposes new or additional conditions to the receipt of the Financing, or otherwise expands, amends or modifies any of the conditions to the receipt of the Financing, in a manner that would reasonably be expected to prevent, impede or delay the consummation of the transactions contemplated by this Agreement, or (3) would be reasonably expected to adversely impact the ability of Purchaser to enforce its rights against the Financing Sources. Notwithstanding the foregoing, for the avoidance of doubt, Purchaser may amend, replace, supplement and/or modify the Debt Financing Commitments to (a) add lenders, lead arrangers, bookrunners, syndication agents or similar entities as parties thereto who had not executed the Debt Financing Commitments as of the date hereof, (b) amend titles, allocations and fee sharing arrangements with respect to existing and additional Financing Sources and (c) increase the amount of the Debt Financing.  Upon any amendment, supplement, modification, consent or waiver of or relating to the Financing Commitments, Purchaser shall promptly provide a copy thereof to Seller and, to the extent any such amendment, supplement or modification has been made in compliance with this Section 6.10(a), the term “Financing Commitments” shall mean the Financing Commitments as so amended, replaced, supplemented or modified, including any Alternative Financing.  Notwithstanding the foregoing, Purchaser acknowledges that this Agreement and the transactions contemplated hereby are not contingent on Purchaser’s ability to obtain the Debt Financing.

(b)          Prior to the Closing  (or, if earlier, the termination of this Agreement pursuant to Section 8.1), the Company shall use its reasonable best efforts to provide to Purchaser, and shall cause the Acquired Subsidiaries to use reasonable best efforts to provide to Purchaser, all cooperation reasonably requested by Purchaser that is necessary for financings of this type in connection with the Debt Financing (or Alternative Financing obtained in accordance with Section 6.10(a)), including using reasonable best efforts to take the following actions:

(i)          furnishing Purchaser as promptly as reasonably practicable (or in the case of clause (B) below, as promptly as reasonably practicable, but in no event more than fifteen (15) Business Days after the end of the relevant period) with (A) the Financing Information and other information regarding the Acquired Companies customarily included in marketing materials or offering documents for financings similar to the financings contemplated by the Debt Financing Commitments (including Rule 144A offerings of non-convertible debt securities), (B) customary “flash” or “recent development” revenue information (which may be provided in a reasonable range or estimate and may be provided on a  non-GAAP basis) for any fiscal quarter ending after the date hereof and prior to the Closing, and (C) to the extent in possession of the Acquired Companies, such other financial and other pertinent information pertaining to the Acquired Companies (it being understood that the Acquired Companies shall not be required to provide (x) financial statements other than those required pursuant to the definition of Financing Information or (y) any Excluded Information);

(ii)         upon reasonable notice, causing senior management (with appropriate seniority and expertise) of the Acquired Companies to participate in the marketing activities undertaken in connection with the marketing of the Debt Financing by participating in a reasonable number of meetings, presentations, due diligence sessions, drafting sessions, road shows, conference calls, lender meetings and other customary syndication activities with prospective lenders and debt investors in connection with the marketing of the Debt Financing at reasonable times;

(iii)        delivering customary authorization and representation letters (including customary representations (solely with respect to the Acquired Companies) with respect to the absence of material non-public information in the public-side version of documents distributed to potential lenders and/or investors and the absence of material misstatement(s) or omissions) and customary chief financial officer and similar certificates and certificates with respect to with respect to certain financial information in the offering documents not otherwise covered by “comfort” letters of the auditors;

(iv)         assisting with obtaining ratings from one or more rating agencies (including corporate ratings and ratings for the Debt Financing), including participation by senior management of the Acquired Companies in, and assistance with, the preparation of rating agency presentations and meetings with rating agencies;

(v)          assisting Purchaser in its preparation of any offering documents, bank information memoranda and similar documents; provided, that any such offering documents, memoranda and similar documents that includes disclosure and financial statements with respect to the Company shall only reflect the Company (following the Closing) and/or the Acquired Subsidiaries as the obligor(s);

(vi)        reasonably facilitating the pledging of collateral and delivery of financing agreements and related documents (including customary certificates) as may be reasonably requested by Purchaser or the Financing Sources (provided, that (A) none of such documents or certificates shall be executed and/or delivered except in connection with the Closing and (B) the effectiveness thereof shall be conditioned upon, or become operative after, the occurrence of the Closing) and cooperating with any collateral appraisals and field examinations as may be reasonably requested by Purchaser or the Financing Sources;

(vii)       taking all customary corporate actions, subject to the occurrence of the Closing, reasonably requested by Purchaser that are necessary or customary to permit the consummation of the Debt Financing, and to permit the proceeds thereof to be made available on the Closing Date to consummate the Transactions;

(viii)      requesting that its independent auditors provide customary assistance and cooperation with the Debt Financing, including by providing the Specified Auditor Assistance; and

(ix)        providing as promptly as reasonably practicable, but no less than four Business Days prior to the Closing Date such information and documentation regarding the Acquired Companies reasonably required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including (1) the USA Patriot Act and (2) a certification regarding beneficial ownership as required by 31 C.F.R. Section 1010.230 to any Financing Source that has requested such certification, in each case as reasonably requested in writing not less than nine Business Days prior to Closing.

Notwithstanding the foregoing, (w) nothing in this Section 6.10 shall require access or disclosure of information to the extent that the Company reasonably determines that such access or disclosure could result in the loss of attorney-client privilege, (x) nothing in this Section 6.10 shall require such cooperation to the extent it would materially or unreasonably interfere with the business or operations of the Acquired Companies, taken as a whole, (y) none of the Acquired Companies shall be required to pay any commitment or other fee or incur any other liability or obligation in connection with the Debt Financing contemplated by the Debt Financing Commitments, to bear any cost or expense or to pay any commitment or other similar fee or make any other payment or agree to provide any indemnity in connection with the Debt Financing or any of the foregoing prior to the Closing in each case other than costs, expense, fees or indemnities that are reimbursed by Purchaser under this Agreement and (z) nothing in this Section 6.10 shall require any action that would conflict with or violate any applicable Laws or any Material Contracts to which any of the Acquired Companies is a party.  For the avoidance of doubt, none of the Acquired Companies or their respective officers, directors (with respect to any Acquired Company) or employees shall be required to execute or enter into or perform any agreement with respect to the Debt Financing contemplated by the Debt Financing Commitments that is not contingent upon the Closing or that would be effective prior to the Closing (other than (x) the authorization and representation letters and certificates referred to in clause (iii) above and (y) “know-your-customer” and beneficial ownership information referred to in clause (ix) above).

(c)          The Company hereby consents to the use of its and the Acquired Subsidiaries’ logos in connection with the Debt Financing so long as such logos are used solely in a manner that is not intended or reasonably likely to harm, disparage or otherwise adversely affect in any material respect the Company or any of the Acquired Subsidiaries or the reputation or goodwill of the Company or any of the Acquired Subsidiaries.

(d)          Purchaser shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs (including reasonable outside attorneys’ fees and fees and expenses of the Company’s accounting firms engaged to assist in connection with the Financing, including performing additional requested procedures, reviewing any offering documents, participating in any meetings and providing any comfort letters) to the extent incurred by any of the Acquired Companies in connection with the cooperation of the Acquired Companies contemplated by this Section 6.10; provided, however, that Purchaser shall not be required to reimburse the Company for any costs and expenses incurred with respect to the preparation of financial statements, financial information or other materials not initially prepared in connection with the Debt Financing. Purchaser acknowledges and agrees that, except for obligations from and after the Closing that arise under the definitive agreements governing the Financing or closing certificates relating to the Financing, the Acquired Companies and their Representatives shall not have any personal liability to, any Person under any arrangement with respect to the Financing that Purchaser may request in connection with the transactions contemplated by this Agreement.  Purchaser shall indemnify and hold harmless the Acquired Companies and their respective Representatives from and against any and all losses suffered or incurred by them in connection with the arrangement of the Debt Financing and the performance of their respective obligations under this Section 6.10 (including any action taken in accordance with this Section 6.10) and any information utilized in connection therewith; provided, however, the foregoing shall not apply to the extent such losses are determined by a final non-appealable judgment of a court of competent jurisdiction to have resulted from the willful misconduct or gross negligence of the Acquired Companies or, as applicable, their respective Representatives.

Section 6.11        Termination of Affiliate Contracts and Intercompany Balances.

(a)          Immediately prior to the Closing, except for the Transaction Agreements to be entered into in connection with this Agreement or as set forth on Section 6.11(a) of the Company Disclosure Schedule, all arrangements, understandings or Contracts, including all obligations to provide goods, services or other benefits, between the Seller and its Affiliates (other than the Acquired Companies), on the one hand, and the Acquired Companies, on the other hand, shall automatically be terminated without further payment or performance and cease to have any further force and effect, such that no party thereto shall have any further obligations therefor or thereunder.

(b)          Prior to the Closing, all intercompany balances and accounts between the Seller, Seller Entities or any of their Affiliates (other than the Acquired Companies), on the one hand, and the Acquired Companies, on the other hand, shall be settled or otherwise eliminated in such a manner as shall not adversely affect any of the Acquired Companies such that no such amounts are owed or outstanding as of the Closing.  Seller shall be responsible for, and shall pay and indemnify Purchaser and the Acquired Companies from, any Taxes or withholding liability resulting from any such elimination.  Intercompany balances and accounts solely among any of the Acquired Companies shall not be affected by this provision.

Section 6.12        Preservation of Records.

(a)          Purchaser shall, and shall cause the Company to, preserve and keep the records held by them relating to the respective businesses of the Acquired Companies for a period of seven years following the Closing Date (or longer if required by applicable Law) and shall make such records (or copies) and reasonably appropriate personnel available, at reasonable times and upon reasonable advance notice, to Seller, its Affiliates and their respective Representatives as may be reasonably required by Seller in connection with any insurance claims by, legal proceedings or Tax audits against, governmental investigations of, or compliance with applicable Laws by, Seller or any of its Affiliates.

(b)          Seller shall, and shall cause its Affiliates to, preserve and keep any records held by them relating to the respective businesses of the Acquired Companies for a period of seven years following the Closing Date (or longer if required by applicable Law) and shall make such records (or copies) and reasonably appropriate personnel available, at reasonable times and upon reasonable advance notice, to Purchaser, its Affiliates and their respective Representatives as may be reasonably required by Purchaser in connection with any insurance claims by, legal proceedings or Tax audits against, governmental investigations of, or compliance with applicable Laws by, the Acquired Companies and the Company Business.

(c)          Purchaser agrees to cooperate, and use reasonable best efforts to cause its Affiliates and auditors to cooperate, in providing, upon Seller’s request at any time or from time to time, such historical financial information to the extent relating to the Company Business and any other information relating to the Company Business as may be reasonably necessary for Seller (as reasonably determined by Seller) to satisfy its filing obligations with the Securities and Exchange Commission under or pursuant to the Securities Exchange Act of 1934, as amended, including disclosure required to be made by Seller in any Form 10-K, 10-Q or 8-K or in any registration statement filed by Seller or its Affiliates or in any other offering document with respect to any offer or sale of securities by Seller or its Affiliates (registered or unregistered) under or pursuant to the Securities Act.  Purchaser shall use its reasonable best efforts to provide, and shall use its reasonable best efforts to cause its Affiliates and auditors to provide, such cooperation in accordance with the foregoing sentence of this Section 6.12(c) on a timeline as reasonably requested by Seller in accordance with any actions described in the preceding sentence.

(d)          Following the Closing, Purchaser and the Company shall, and shall cause their respective employees to, facilitate the monthly and/or quarterly close (for accounting purposes) of the month ending immediately prior to the Closing Date in a manner and scope in the consistent with Seller’s past practices, and which shall include, for the avoidance of doubt, all regular month (or quarter, as applicable) end close, reconciliation, reporting and control processes (including execution of management representation letters, as applicable) and on a timeline in accordance with Seller’s financial reporting calendar.

Section 6.13          Resignations. On the Closing Date, Seller shall cause all directors of the Acquired Companies (other than individuals who will continue to act as full time employees of the Acquired Companies or individuals who are service providers) to resign.

Section 6.14          Reorganization.

(a)          At or prior to the Closing (provided that, for the avoidance of doubt, the steps with respect to any Deferred Business may be completed after Closing), the Company and the Seller shall, and shall cause their respective Subsidiaries to, use reasonable best efforts to complete the reorganization in accordance with the steps set forth in Exhibit D and to take such additional actions as may be reasonably necessary to transfer to the Acquired Companies the assets primarily related to, or used solely in connection with (or with respect to IT Assets, that is used exclusively in), the operation of the Company Business as conducted by Seller and its Affiliates prior to the Closing and that are not owned by one of the Acquired Companies as of the date hereof, including those assets that are listed or described on Section 6.14(a)(i) of the Company Disclosure Schedule (other than those Delayed-Transfer Assets or Deferred Businesses, that are unable to be transferred at or prior to Closing in accordance with this Agreement) (the “Reorganization”).  Following the date of this Agreement but prior to the Closing, upon prior written notice to Purchaser, Seller shall be permitted to amend Exhibit D to the extent necessary to implement the transactions contemplated by this Agreement and the other Transaction Agreements.  In furtherance of the foregoing, Seller and its Affiliates shall execute and deliver all documents, make all filings, arrange for and undertake all related actions that Seller and the Company determine to be necessary or appropriate to consummate the Reorganization (as amended pursuant to this Section 6.14).  Seller or one of its Affiliates (other than an Acquired Company) shall retain all liabilities of the kind associated with determining the Legacy IBNR Accrual, and, to the extent permitted by Law, no such liabilities will transfer to Purchaser or any of the Acquired Companies in connection with the transactions contemplated by this Agreement, including the Reorganization (and any such liabilities of the Acquired Companies shall be deemed to have been transferred to Seller as of the Adjustment Time).  From and after the Closing, Seller shall reimburse Purchaser and the Acquired Companies any amounts required to be paid with respect to (or otherwise indemnify and hold Purchaser and the Acquired Companies harmless from) any and all liabilities of the kind associated with determining the Legacy IBNR Accrual.

(b)          Notwithstanding anything to the contrary in this Section 6.14 or elsewhere in this Agreement, there shall be excluded from the transactions contemplated by this Agreement (including the Reorganization) any asset that would otherwise be required to be transferred to the Acquired Companies in the Reorganization pursuant to Section 6.14(a) which is not assignable or transferable without the consent, approval, exemption, waiver, authorization, filing, registration or notification of any Person other than Seller or any Subsidiary of Seller or Purchaser, to the extent that such consent shall not have been given prior to the Closing (the “Delayed-Transfer Assets”); provided, however, that each of Seller and Purchaser shall have the continuing obligation until twelve (12) months after the Closing to use their commercially reasonable efforts to obtain all necessary consents, approvals, exemptions, waivers, authorizations or make all necessary filings, registrations or notifications to the assignment or transfer of such Delayed-Transfer Asset; provided, further, that neither Seller nor any of its Affiliates or Subsidiaries (excluding, for the avoidance of doubt, the Acquired Companies), shall be required to compensate any third party, commence or participate in any proceeding or offer or grant any accommodation (financial or otherwise) to any third party to obtain any such third party consent or otherwise in connection with Seller’s and its Affiliates’ obligations under this Section 6.14(b). Upon obtaining the requisite third-party consents thereto, such Delayed-Transfer Assets, if otherwise includable in the transactions contemplated hereby, shall promptly be transferred and assigned hereunder to Purchaser or one of its Subsidiaries; provided, however, that all fees, costs and expenses incurred by any Seller, Purchaser or any of their respective Affiliates in connection with any such transfer or assignment shall be borne by Purchaser.  For the avoidance of doubt, no representation, warranty or covenant of Seller or the Company contained in the Transaction Agreements shall be breached or deemed breached, and no condition shall be deemed not satisfied, and neither Seller nor any of its Affiliates shall have any liability to Purchaser or its Affiliates arising out of or relating to (A) the failure to obtain any such third-party consent or (B) any proceeding commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any such third-party consent.

(c)          With respect to any Delayed-Transfer Asset that is not transferred or assigned to Purchaser or one of its Subsidiaries, in the Reorganization or otherwise at the Closing by reason of Section 6.14(a), after the Closing, until any requisite consent is obtained therefor and the same is transferred and assigned to Purchaser or one of its Subsidiaries, the parties shall cooperate with each other, upon written request of Purchaser, in endeavoring to obtain for Purchaser, an arrangement with respect thereto to provide Purchaser substantially comparable benefits therein.  Purchaser agrees to indemnify the Seller and its Affiliates in respect of all liabilities of the party providing such benefit in respect of any such arrangement, continuing operations and underlying lease, license, Contract, agreement or right.

Section 6.15        Retained Marks.  Purchaser hereby acknowledges that all right, title and interest in and to the Retained Marks are owned exclusively by Seller and its Affiliates (other than, after the Closing, the Acquired Companies) and that, except as expressly provided in this Section 6.15, Purchaser and its Affiliates (including, after the Closing, the Acquired Companies) shall have no right to use the Retained Marks after the Closing. Seller hereby grants to the Acquired Companies a limited, royalty-free, non-exclusive, non-assignable license to use the Retained Marks on (i) any existing stock of vehicles and other tangible materials bearing the Retained Marks as of the Closing Date and (ii) any stock of vehicles bearing the Retained Marks manufactured in the ordinary course of business consistent with past practice prior to the date on which the existing mold for such vehicles is replaced (each of (i) and (ii), the “Existing Stock”), solely in a manner consistent with past practice and customary “phase out” use. Purchaser shall cause the Acquired Companies to cease all use of the Retained Marks as promptly as reasonably possible.  Seller shall: (x) replace the mold for the vehicles as soon as reasonably practicable following the Closing Date and (y) only use the Retained Marks in accordance with this Section 6.15 and in a manner that is consistent with past practice.  To the extent that any Retained Marks include registrations or applications for Trademarks that consist of a combination of both (i) a Trademark used in the Company Business that is not in itself a Retained Mark, and (ii) a Retained Mark, then, (A) such mark will be a Retained Mark and (B) Seller shall cease to use such Trademark as promptly as reasonably possible following the Closing Date and shall allow any applications or registrations for such co-branded trademark to lapse.   Purchaser hereby agrees that Seller and its Affiliates shall have no responsibility or liability for claims by third parties arising out of or relating to the use by the Acquired Companies of the Retained Marks.

Section 6.16        Insurance Matters.

(a)          Effective as of the Closing Date, (i) Seller and its Affiliates will be entitled to terminate or cause its Subsidiaries to terminate all insurance coverage relating to the Acquired Companies and the current or former directors, officers and employees thereof under the general corporate policies of insurance, cancelable surety bonds and hold harmless agreements and (ii) Purchaser shall become solely responsible for all insurance coverage and related risk of loss with respect to the Acquired Companies and its current or former directors, officers and employees.

(b)          Notwithstanding Section 6.16(a), to the extent that (i) any insurance policies issued for the benefit of the Seller or its Affiliates (the “Seller’s Insurance Policies”) cover any loss, liability, claim, damage or expense relating to the Acquired Companies and relating to or arising out of occurrences on or prior to the Closing Date (“Pre-Closing Matters”) and (ii) the Seller’s Insurance Policies continue after the Closing to permit claims to be made thereunder with respect to Pre-Closing Matters, Seller shall cooperate and cause its Affiliates to cooperate with Purchaser in submitting claims with respect to Pre-Closing Matters on behalf of Purchaser under the Seller’s Insurance Policies; provided that Purchaser shall not make any such claims if, and to the extent that, such claims are covered by insurance policies held by Purchaser or its Affiliates. Purchaser shall reimburse, indemnify and hold Seller and its Affiliates harmless from all liabilities, costs and expenses (including all present or future premiums and retroactive or prospective premium adjustments, deductibles, self-insured retentions, legal and administrative costs, attorney’s fees, overhead and costs of compliance under Seller’s Insurance Policies) of any nature actually incurred by Seller or its Affiliates as a result of such claims made under the Seller’s Insurance Policies. Upon the incurrence or accrual of any such liability, cost or expense relating to claims made under the Seller’s Insurance Policies with respect to Pre-Closing Matters and upon receipt from Seller of a statement of the amount of such liabilities, costs and expenses in reasonable detail, from time to time, Purchaser shall make payment promptly to Seller or its Affiliates of the amount indicated in such statement.

Section 6.17        Tax Matters.

(a)          Purchaser, on the one hand, and Seller, on the other hand, and their respective Affiliates shall reasonably cooperate with one another in (i) the preparation of all Tax Returns for any Tax periods and (ii) the conduct of any audit or other Tax claim, in each case relating to the Acquired Companies.  Such cooperation shall include, but not be limited to, furnishing Tax Returns or such other information within such party’s possession requested by the other party as is reasonably requested by the other party and reasonably necessary in connection with the preparation of Tax Returns or the conduct of any audit or other Tax claim.  Purchaser agrees that it shall preserve and keep, or cause to be preserved and kept, all original books and records in respect of the Acquired Companies relating to any Taxes with respect to Tax periods (in whole or in part) ending on or before the Closing Date through the expiration of the applicable statute of limitations.

(b)          From and after the Closing (but subject to Section 6.17(q)), Seller shall indemnify Purchaser and the Acquired Companies, and hold each of them harmless against (i) any Taxes (including with respect to any inclusion pursuant to Section 951 or Section 951A of the Code) imposed on or with respect to the Acquired Companies or the Company Business for all taxable periods ending before the Closing Date and, with respect to any taxable period that begins on or before and ends after the day immediately preceding the Closing Date (a “Straddle Period”), for the portion thereof ending on the day immediately preceding the Closing Date, (ii) any and all Taxes of any member (other than an Acquired Company) of an affiliated, consolidated, combined, or unitary group of which any of the Acquired Companies (or any predecessor of any of the foregoing) is or was a member on or prior to the Closing Date, pursuant to Treas. Reg. §1.1502-6 or any analogous or similar state, local, or non-U.S. law or regulation, (iii) any Taxes arising from the Reorganization, any of the transactions contemplated by Section 6.11, or the transfer of any Delayed Transfer Assets, and (iv) all fees, costs and expenses (including the fees and expenses of any attorneys, accountants and experts) incurred in connection with the determination or resolution of any Taxes that are the responsibility of Seller under this Section 6.17(b).  Notwithstanding anything herein to the contrary, the Tax indemnity provided under this Section 6.17(b) shall not cover Tax liabilities (x) resulting from any transaction of the Acquired Companies outside the ordinary course of business that occurs on or after the Closing, (y) resulting from any action taken on or after the Closing by Purchaser or any of its Affiliates, or (z) taken into account as a liability in determining the Final Purchase Price.

(c)          From and after the Closing (including the portion of the Straddle Period beginning on or after the Closing Date), Purchaser and the Acquired Companies shall indemnify Seller and its Affiliates and hold each of them harmless against (i) any Taxes imposed on or with respect to the Acquired Companies or the Company Business for all taxable periods other than those which are Seller’s responsibility pursuant to Section 6.17(b) and (ii) all fees, costs and expenses (including the fees and expenses of any attorneys, accountants and experts) incurred by Seller in connection with the determination or resolution of any Taxes that are the responsibility of Purchaser and the Acquired Companies under this Section 6.17(c).

(d)          Payment by the indemnitor of any amount due under Section 6.17(b) or Section 6.17(c) shall be made within thirty (30) Business Days following written notice by the indemnitee that payment of such amounts to the appropriate Governmental Entity is due; provided that the indemnitor shall not be required to make any payment earlier than five (5) Business Days before it is due.  In the case of a Tax that is contested, payment of the Tax to the appropriate Governmental Entity shall not be considered to be due earlier than the date a final determination to such effect is made by the appropriate Governmental Entity or court.

(e)          Notwithstanding any provision in this Agreement to the contrary, the obligations of a party to indemnify and hold harmless another party pursuant to Section 6.17(b) or Section 6.17(c) shall terminate at the close of business on the 30th day following the expiration of the applicable statute of limitations with respect to the Tax liabilities in question; provided, however, that (i) the foregoing is subject to Section 6.17(q), and (ii) with respect to any claim for indemnification asserted in writing prior to such date (or, if applicable, such earlier date as provided in Section 6.17(q)), such obligation to indemnify shall remain in effect until such claim is satisfied or until is otherwise resolved.

(f)          Any disputes between the parties with respect to the Tax matters in Section 6.17(b) or Section 6.17(c) shall be resolved by the Independent Arbitrator, whose fees and expenses shall be shared in accordance with Section 3.3(d).

(g)          For purposes of Section 6.17(b) or Section 6.17(c), the amount of Taxes allocable to the portion of the Straddle Period ending on the day immediately preceding the Closing Date shall be determined as if such taxable period ended as of the close of business on the day immediately preceding the Closing Date.

(h)          Any payments made pursuant to Section 6.17(b) or Section 6.17(c) shall be treated for all Tax and accounting purposes as an adjustment to the Purchase Price except to the extent otherwise required by applicable Law.

(i)          If a Tax claim, audit, examination, notice of deficiency or other adjustment, assessment or redetermination shall be made or threatened against Purchaser or any of the Acquired Companies, or against Seller or any of its Affiliates, which, if successful, would result in an indemnity payment pursuant to Section 6.17(b) or Section 6.17(c) (a “Tax Claim”), the indemnified party shall promptly notify the indemnifying party in writing of such Tax Claim stating the nature and basis of such Tax Claim and the amount thereof, to the extent known by the indemnified party.  If notice of a Tax Claim is not given to the indemnifying party within a sufficient period of time to allow the indemnifying party to effectively contest such Tax Claim, or in reasonable detail to apprise the indemnifying party of the nature of the Tax Claim, in each case taking into account the facts and circumstances with respect to such Tax Claim, the indemnifying party shall not be liable to the indemnified party or any of its Affiliates to the extent that the indemnified party’s ability to effectively contest such Tax Claim is prejudiced as a result thereof.

(j)          With respect to any Tax Claim that relates to any Income Taxes for which Seller would be obligated to indemnify Purchaser and the Acquired Companies pursuant to Section 6.17(b), Seller shall have the right to control, at its expense, all proceedings taken in connection with such Tax Claim (including selection of counsel), but shall not, without the prior written approval of Purchaser (not to be unreasonably withheld, conditioned or delayed), agree or consent to compromise or settle, either administratively or after the commencement of litigation, any issue or claim arising in such proceeding, or otherwise agree or consent to any Tax liability, to the extent that any such compromise, settlement, consent or agreement may increase the Tax liability of any Acquired Company against which such Acquired Company is not indemnified by Seller.  Without limiting the foregoing, Seller may in its sole discretion pursue or forego any and all administrative appeals, proceedings, hearings and conferences with any Governmental Entity with respect thereto and may, in its sole discretion, either pay the Tax claimed and sue for a refund where applicable Law permits such refund suits or contest the Tax Claim in any permissible manner.

(k)          With respect to any Tax Claim that relates to any non-Income Taxes for which Seller would be obligated to indemnity Purchaser and the Acquired Companies pursuant to Section 6.17(b), Purchaser shall control all proceedings taken in connection with such Tax Claim (including selection of counsel), and Seller’s indemnification obligation with respect thereto shall include the expenses of such proceedings (and counsel), subject to the limitation on Seller’s total indemnification obligation for non-Income Taxes set forth in Section 6.17(q).   Purchaser may agree or consent to compromise or settle, either administratively or after the commencement of litigation, any such Tax Claim relating to non-Income Taxes without Seller’s consent and may in its sole discretion pursue or forego any and all administrative appeals, proceedings, hearings and conferences with any Governmental Entity with respect thereto and may, in its sole discretion, either pay the non-Income Tax claimed and sue for a refund where applicable Law permits such refund suits or contest the non-Income Tax Claim in any permissible manner.  Purchaser shall keep the Seller reasonably informed of any material developments with respect to any Tax Claim to which this Section 6.17(k) applies and shall reasonably cooperate to respond to any information requests made by Seller.

(l)          With respect to any Tax Claim that relates to a Tax for which Purchaser or any Acquired Company would be obligated to indemnify Seller and its Affiliates pursuant to Section 6.17(c), Purchaser shall have the right to control at its expense all proceedings taken in connection with such Tax Claim (including selection of counsel),  but shall not, without the prior written approval of Seller (not to be unreasonably withheld, conditioned or delayed), agree or consent to compromise or settle, either administratively or after the commencement of litigation, any issue or claim arising in such proceeding, or otherwise agree or consent to any Tax liability, to the extent that any such compromise, settlement, consent or agreement may increase the Tax liability of Seller or any of its Affiliates.  Without limiting the foregoing, Purchaser may in its sole discretion pursue or forego any and all administrative appeals, proceedings, hearings and conferences with any Governmental Entity with respect thereto and may, in its sole discretion, either pay the Tax claimed and sue for a refund where applicable Law permits such refund suits or contest the Tax Claim in any permissible manner.

(m)          Except as required by applicable Law, Purchaser shall not, and shall not permit any of its Affiliates (including, after the Closing, the Acquired Companies) to, (i) make any Tax election with respect to, or that has retroactive effect to, any taxable period (or portion thereof) ending before the Closing Date, (ii) voluntarily approach any Governmental Entity in writing regarding any Taxes or Tax Returns of or with respect to the Acquired Companies relating to any Tax period (or portions thereof) ending before the Closing Date, (iii) take any action on the Closing Date following the Closing outside the ordinary course of business (other than as expressly contemplated by this Agreement), (iv) carryback any Tax items from any taxable period (or portion thereof) beginning on or after the Closing Date to any taxable period (or portion thereof) ending before the Closing Date, or (v) extend any statute of limitations with respect to any Tax period (or portions thereof) ending before the Closing Date, in each case without the Seller’s prior written consent.

(n)          The parties agree that an election under Section 338(g) of the Code shall not be available with respect to the consummation of the transactions contemplated by this Agreement.

(o)          Purchaser and the Acquired Companies shall promptly remit to Seller any refund of Taxes of Acquired Companies or with respect to the Company Business actually received (or any credit or offset against Taxes in lieu of such refund) with respect to Taxes for which the Seller would be responsible pursuant to this Agreement (including, for the avoidance of doubt, the portion of any non-Income Taxes for which Seller would be responsible taking into account Section 6.17(q)), except to the extent that such refund was reflected as an asset in determining the Final Purchase Price; provided, however, that (i) Purchaser and the Acquired Companies shall have no obligation to remit to Seller any refund of non-Income Taxes received after the third anniversary of the Closing Date, and (ii) in no event shall the total amount of refunds for non-Income Taxes exceed $6,172,500.

(p)          Payment by the indemnitor of any amount due under Section 6.17(b) or Section 6.17(c) shall be reduced to take account of any Tax benefit actually realized by the indemnified party arising from such payment (determined on a with and without basis)

(q)          Notwithstanding any other provision of this Agreement, (i) Seller shall have no obligation to indemnify Purchaser or any of the Acquired Companies against any non-Income Taxes to the extent the claim for such indemnification has not been asserted in writing prior to the third anniversary of the Closing Date (but to the extent so asserted, such indemnification obligation shall remain in effect until satisfied or until such claim is otherwise resolved), and (ii) with respect to any permitted claim by Purchaser or any of the Acquired Companies with respect to non-Income Taxes, Seller shall be responsible for indemnifying Purchaser and the Acquired Companies for only one-half of such non-Income Taxes and one-half of any items specified in clause (iv) of Section 6.17(b) with respect to such non-Income Taxes, up to a cap on Seller’s aggregate liability for such claims of $6,172,500.

(r)          The parties shall, and shall cause their Affiliates to, cooperate and take all commercially reasonable actions as may be necessary to elect, or cause an election to be made, under Treas. Reg. §1.245A-5(e)(3)(i) to close the taxable year of Golf Academies Limited as of the Closing Date.

Section 6.18        Release of the Acquired Companies as Guarantors; Debt Release Letters.

(a)          Seller shall, or shall cause its Affiliates to, on or prior to the Closing, deliver or cause the delivery of an executed Debt Release Letter (or similar documents) (a draft of which shall be delivered to Purchaser no later than two (2) Business Days prior to the Closing) and such other documents relating to lien releases (upon consummation of the Transaction) customarily delivered in connection therewith as reasonably requested by Purchaser.

(b)          Purchaser acknowledges that Seller and its Affiliates (other than the Acquired Companies) have entered into other arrangements in which guarantees, letters of credit, bonds or similar arrangements were issued by Seller or its Affiliates to support liabilities and obligations of the Acquired Companies, all of which are set forth in Section 6.18(b) of the Company Disclosure Schedule (the “Seller Guarantees”).  Purchaser agrees that it shall use its commercially reasonable efforts to arrange for itself or one of its controlled Affiliates to be substituted as the primary obligor thereon as of the Closing through a novation, an assumption, accession, acknowledgement or similar agreement with the beneficiary of the applicable Seller Guarantee.  Unless any such replacement arrangements have been arranged, Seller shall not, and shall not permit any of its Affiliates, to terminate any Seller Guarantee without Purchaser’s consent; provided, however, that neither Seller nor any of its Affiliates shall be required to renew or extend any Seller Guarantee beyond the date on which it would otherwise expire; and provided further, that Purchaser shall indemnify and hold Seller and its Affiliates harmless from any liabilities incurred under any Seller Guarantee.

Section 6.19        Certain Consents; Shared Contracts.

(a)          Purchaser acknowledges and agrees that certain consents to the transactions contemplated hereby may be required from Governmental Entities or parties to Contracts or other agreements to which an Acquired Company or Seller Entity is a party and that such consents have not been obtained as of the date hereof and may not be obtained prior to the Closing. Subject to compliance with Section 6.7 and Section 6.9, Purchaser acknowledges and agrees, on behalf of itself, that (i) neither the Company nor Seller will have any liability whatsoever to Purchaser (and Purchaser will not be entitled to assert any claims) arising out of or relating to the failure to obtain any consents that may have been or may be required in connection with the transactions contemplated hereby or because of the default, acceleration or termination of or loss of right under any such Contract or other agreement as a result of the transactions contemplated hereby and failure to obtain any such consent, and (ii) no condition of Seller will be deemed not to be satisfied as a result of the failure to obtain any such consent or as a result of any such default, acceleration or termination or loss of right or any action commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any such consent or any such default, acceleration or termination or loss of right.

(b)          The Acquired Companies are either parties or beneficiaries which relate in part to both (i) the operations or conduct of the Company Business and (ii) the operations or conduct of Seller-Retained Business (collectively, such Contracts (other than Contracts with respect to IT Assets that are addressed pursuant to the Transaction Services Agreement) that are material to the operations or conduct of the Company Business, which are set forth on Section 6.19(b) of the Company Disclosure Schedule, the “Shared Contracts”).  Seller, Purchaser, the Company shall, and shall cause their respective Affiliates to, cooperate with each other and the applicable third parties and use their respective commercially reasonable efforts prior to the Closing and for a period of nine (9) months following the Closing Date (A) to cause the Shared Contracts to be apportioned (including by obtaining the consent of such counterparty or any Governmental Entity to the extent required in connection therewith to enter into a new contract or amendment, or splitting, mirroring or assigning in relevant part such Shared Contract; provided, that, for the avoidance of doubt, in no event shall any Person be required to apportion any such Shared Contract that cannot be so apportioned by its terms without obtaining any such consent), effective as of the Adjustment Time, between the Acquired Companies, on the one hand, and Seller and its Subsidiaries, excluding the Acquired Companies, on the other hand, pursuant to which an Acquired Company will assume all of the rights and obligations under such Shared Contract that relate to the Company Business, on the one hand, and Seller and its Subsidiaries, excluding the Acquired Companies, will assume all of the rights and obligations under such Shared Contract that relate to Seller-Retained Business, on the other hand; and (B) to cause the applicable counterparty to release the Acquired Companies, as applicable, from the obligations of Seller and its Subsidiaries (excluding the Acquired Companies) arising after the Closing Date under the portion of the Shared Contract apportioned to Seller and its Subsidiaries (excluding the Acquired Companies) and to cause the applicable counterparty to release Seller and its Subsidiaries (excluding the Acquired Companies) from the obligations of the Acquired Companies arising after the Closing Date under the portion of the Shared Contract apportioned to the Acquired Companies.  If as of the Closing, any Shared Contract cannot be so apportioned in connection with the foregoing sentence, then until the earlier of such time as such Shared Contract can be so apportioned and nine (9) months following the Closing Date, Seller and Purchaser shall cooperate with each other to establish an agency type or other similar arrangement reasonably satisfactory to Seller and Purchaser intended to both (x) provide the Purchaser, to the fullest extent practicable under such Shared Contract, the claims, rights and benefits of those parts that relate to the Company Business and Seller, to the fullest extent practicable under such Shared Contract, the claims, rights and benefits of those parts that relate to the Seller-Retained Business and (y) cause Purchaser or Seller, as applicable, to bear the costs and liabilities associated therewith from and after the Closing in accordance with this Agreement (including by means of any subcontracting, sublicensing or subleasing arrangement).  In furtherance of the foregoing, Purchaser will promptly pay, perform or discharge when due any liability (including any liability for Taxes) arising thereunder after the Closing Date that relate to the Company Business and Seller will promptly pay, perform or discharge when due any liability (including any liability for Taxes) arising thereunder after the Closing Date that relate to the Seller-Retained Business.

(c)          From and after the Closing, (i) Purchaser and the Company shall not, and shall direct their respective Subsidiaries not to, extend the term or otherwise amend the terms of any Shared Contract in a manner that would adversely affect Seller or any of its Subsidiaries or the Seller-Retained Business without the Seller’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) and (ii) Seller and its Subsidiaries shall not extend the term or otherwise amend the terms of any Shared Contract in a manner that would adversely affect Purchaser, the Acquired Companies or the Company Business without Purchaser’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

(d)          Notwithstanding anything in this Agreement to the contrary, neither Seller nor Purchaser, nor any of their respective Affiliates shall be required to pay compensation to any third party, commence or participate in any proceeding or offer or grant any accommodation (financial or otherwise,) to any third party in connection with the actions contemplated by this Section 6.19

Section 6.20        Wrong Pockets.

(a)          To the extent that it is determined following the Closing that any right, title or interest to any asset, property or right is held by Purchaser or any of its Affiliates that should have been a right, asset or property of Seller or one of its Affiliates under the terms and principles set forth in this Agreement, then, (i) from and after the Closing, such asset, property or right shall be deemed to have been held in trust for the benefit of and on behalf of Seller and its Affiliates, and (ii) Purchaser shall, and shall cause its applicable Affiliate to, assign, convey or as promptly as practicable transfer any such asset, property or right to Seller or one of its Affiliates (as Seller may designate) without additional consideration or cost being paid or incurred by Seller, in each case, pursuant to an instrument of transfer reasonably satisfactory to Seller.

(b)          To the extent that it is determined following the Closing that any right, title or interest to any asset, property or right is held by Seller or any of its Affiliates that should have been a right, asset or property of Purchaser or one of its Affiliates under the terms and principles set forth in this Agreement, then (i) from and after the Closing, such asset, property or right shall be deemed to have been held in trust for the benefit of and on behalf of Purchaser and its Affiliates, and (ii) Seller shall, and shall cause its applicable Affiliate to, assign, convey or as promptly as practicable transfer any such asset, property or right to Purchaser or one of its Affiliates (as Purchaser may designate) without additional consideration or cost being paid or incurred by Purchaser, in each case, pursuant to an instrument of transfer reasonably satisfactory to Purchaser.

(c)          Except as otherwise provided in this Agreement or any Transaction Agreement, following the Closing, (i) if any payments due with respect to the Company Business that should have been sent to Purchaser or the Acquired Companies are paid to Seller or any of its Affiliates, Seller shall, or shall cause its applicable Affiliate to, promptly remit by wire or draft such payment to an account designated in writing by Purchaser (including promptly forwarding corresponding invoices or similar documentation to Purchaser or its designee) and (ii) if any payments due with respect to the Seller-Retained Business that should have been sent to Seller or any of its Affiliates are paid to Purchaser or the Company, any of their respective Subsidiaries or Affiliates, Purchaser shall, or shall cause its Affiliates to, promptly remit by wire or draft such payment to an account designated in writing by Seller (including promptly forwarding corresponding invoices or similar documentation to Seller or its designee).

Section 6.21          Deferred Closing.

(a)          If all of the conditions to Closing specified in Article VII are satisfied or have been waived (other than those which, by their nature, are to be satisfied by action taken at the Closing, but subject such satisfaction or waiver of such conditions at the Closing), the parties shall not at the Closing effect the transfer of the Company Business in Ireland, China or India if (i) if the steps relating thereto set forth in Exhibit D have not been completed at such time despite the Seller using its reasonable best efforts to do so or (ii) such transfer would give rise to a material violation of any Law that has the effect of prohibiting such transfer or making such transfer illegal (each such portion of the Company Business that is not transferred at Closing, a “Deferred Business”) but, the Closing shall nevertheless occur with respect to the Company Business other than any Deferred Business and, from and after the Closing, the parties shall use reasonable best efforts to cause such material violation of such Law in such jurisdiction to cease to exist with respect to such transfer as promptly as practicable after the Closing Date, and immediately following such time as the transfer of the applicable Deferred Business can be consummated without giving rise to a material violation of such Law, such transfer of the applicable Deferred Business shall be consummated.  The parties will act in good faith to minimize the costs of the transfer of the Deferred Business. For the avoidance of doubt, the Estimated Purchase Price paid by Purchaser at the Closing shall not be reduced or otherwise adjusted in connection with the delayed transfer of a Deferred Business; provided, that if Seller provides Purchaser with at least ten (10) Business Days prior written notice, Purchaser shall deposit the portion of the Estimated Purchase Price allocable to such Deferred Business into an escrow account (with an escrow agent and pursuant to an escrow agreement as mutually agreed by Purchaser and Seller) which shall be released to Seller (or its designee) in connection with the closing of such Deferred Business promptly following such Closing.

(b)          Prior to the Closing, in connection with the matters contemplated by Section 6.21(a), Seller (or its Subsidiaries) and Purchaser shall prepare and negotiate in good faith, to enter into on or prior to the Closing, such supplemental agreements as are reasonably necessary to place the parties and their Affiliates in the same financial position with respect to the Deferred Business as would have obtained if the Deferred Business were transferred at the Closing; provided that the execution and delivery of such agreements shall not be a condition to the Closing.

Section 6.22          R&W Insurance Policy. Purchaser has obtained a conditional binder to a representations and warranties insurance policy in connection with this Agreement (the “R&W Insurance Policy”).  Purchaser shall take all actions necessary to complete the applicable conditions in the conditional binder (other than the condition that the Closing has occurred) to the R&W Insurance Policy within the times set forth therein to maintain the R&W Insurance Policy in full force and effect.  Following the final issuance of the R&W Insurance Policy, Purchaser agrees to use reasonable best efforts to keep the R&W Insurance Policy in full force and effect for the policy period set forth therein.  Upon its final issuance, Purchaser shall deliver the R&W Insurance Policy to the Seller.  The parties acknowledge that Purchaser obtaining the R&W Insurance Policy is a material inducement to Seller entering into the transactions contemplated by this Agreement, and Seller is relying on Purchaser’s covenants and obligations set forth in this Section 6.22.  The R&W Insurance Policy shall include a provision whereby the insurer expressly waives, and irrevocably agrees, except in the case of actual fraud, not to pursue, directly or indirectly, any subrogation rights against Seller or any of its Affiliates, or any former shareholders, managers, members, directors, officers, employees, agents or representatives of any of the foregoing with respect to any claim made by any insured thereunder, and such Persons shall be express third party beneficiaries of such provision. In addition, the R&W Insurance Policy, including the subrogation provision, may not be amended or waived by Purchaser in any manner that is adverse to Seller or any of its Affiliates without Seller’s prior written consent.

Section 6.23        Restrictive Covenants.

(a)          During the period commencing on the Closing Date and ending on the fifth anniversary of the Closing Date, Seller shall not, directly or indirectly, including through any Affiliate or other Person controlled by Seller, (i) engage in a Competitive Business or (ii) induce or encourage any customer or, or supplier to, the Company Business to cease doing business with, or to reduce the amount of business that such customer or supplier conducts with, the Company Business; provided, however, that the foregoing shall not prohibit Seller or any of its Affiliates from acquiring (and after such acquisition, owning) (i) any Person, if less than twenty percent (20%) of the gross revenues and income of such Person (based on such Person’s latest annual audited consolidated financial statements) are related to or were derived from a Competitive Business, (ii) securities representing less than five percent (5%) of the outstanding voting power of any Person held as a passive investment, or (iii) any equity interest in any Person through any employee benefit plan of Seller or any of its Affiliates.

(b)          During the period commencing on the Closing Date and ending on the second anniversary of the Closing Date, Seller shall not, directly or indirectly, including through any Affiliate or other Person controlled by Seller, (i) solicit for employment (whether as an employee, consultant or otherwise), or offer to hire any Company Employee, (ii) encourage any Company Employee to terminate his or her employment with the Company Business, or (iii) hire, engage or enter into any employment or consulting agreement or arrangement with, any senior management level Company Employee; provided, however, that the foregoing shall not prohibit (x) general employment solicitations through advertising, a professional recruiter or an electronic listing which is not targeted at Company Employees, (y) hiring any person other than a senior management level Company Employee who responds to a solicitation permitted under the foregoing clause (x) or (z) any action described in clauses (i) and (iii) above with respect to (A) any person whose employment has been terminated by an Acquired Company prior to such action being taken, (B) any person who has resigned as an employee of an Acquired Company under circumstances that would customarily constitute resignation for good reason or constructive termination, or (C) any other person who resigned as an employee of an Acquired Company at least six (6) months prior to such action being taken.

(c)          The parties mutually agree that this Section 6.23 is reasonable and necessary to protect and preserve Purchaser’s legitimate business interests and the value of the goodwill in the Company Business being acquired by Purchaser hereunder.

(d)          If a court or tribunal of competent jurisdiction determines that any term or provision contained in this Section 6.23  is invalid or unenforceable under applicable Law, then the parties agree that the court or tribunal will have the power (but without affecting the right of Purchaser to enforce this Section 6.23 in any jurisdiction other than such court’s or tribunal’s jurisdiction) to reduce the scope, duration or geographic area of the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.  To the extent they may effectively do so under applicable Law, Purchaser and Seller hereby waive on behalf of itself and on behalf of its successors, any provision of Law which renders any provision of this Section 6.23 invalid, void or unenforceable in any respect.

(e)          Seller acknowledges and agrees that monetary damages or other remedies at law for any breach of the requirements of this Section 6.23 would be inadequate, and agrees and consents that, without intending to limit any additional remedies that may be available, temporary and permanent injunctive and other equitable relief may be granted without proof of actual damage or inadequacy of legal remedy, in any proceeding which may be brought to enforce any of the provisions of this Section 6.23..

Section 6.24        Formation of the Other Purchased Entities. As soon as practicable after the date hereof, Seller shall (i) form the Other Purchased Entities as described (i.e., the kind of legal entity) and in the jurisdictions set forth in Exhibit D and (ii) deliver or make available to Purchaser a true, complete and correct copy of the organizational and governing documents for each Other Purchased Entity.

ARTICLE VII

CONDITIONS OF CLOSING

Section 7.1          Conditions to Obligations of Each Party.  The respective obligations of Purchaser and Seller to consummate the transactions contemplated by this Agreement are subject to the fulfillment on the Closing Date of each of the following conditions:

(a)          there shall not be any Law in effect making illegal the consummation of the transactions contemplated by this Agreement, and there shall not be any Governmental Order in effect prohibiting the consummation of the transactions contemplated by this Agreement;

(b)          (i) any required waiting periods (including any extension thereof) applicable to the consummation of the transactions contemplated by this Agreement under the HSR Act shall have terminated or expired, and (ii) all consents required under the Competition Laws of the jurisdictions set forth on Section 7.1(b) of the Company Disclosure Schedule shall have been obtained; and

Section 7.2          Additional Conditions to Obligations of Purchaser.  The obligations of Purchaser to consummate the transactions contemplated by this Agreement are subject to the fulfillment, on the Closing Date, of each of the following conditions (any or all of which may be waived by Purchaser in whole or in part in its sole discretion):

(a)          (i) The representations and warranties of the Company and Seller set forth in Section 4.1, Section 4.2(a), Section 4.2(b), Section 4.2(c), Section 4.3 and Section 4.16 shall be true and correct in all material respects as of the Closing Date as though made as of the Closing Date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date) and (ii) all other representations and warranties of the Company and Seller contained in Article IV shall be true and correct (without (other than in the case of the representation contained in Section 4.7(ii)) giving effect to any materiality or “Business Material Adverse Effect” qualifications set forth therein) as of the Closing Date as though made as of the Closing Date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except, in the case of this clause (ii), where the failure of such representations or warranties to be true and correct has not had, and would not be reasonably expected to have, a Business Material Adverse Effect;

(b)          The Company and Seller shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by the Company or Seller, as the case may be, on or prior to the Closing Date;

(c)          Purchaser shall have received a certificate of an executive officer of the Company and Seller to the effect that, to the best of his or her knowledge, the conditions set forth in subsections (a) and (b) of this Section 7.2 have been satisfied with respect to the matters pertaining to the Company and Seller, respectively; and

(d)          No change or event has occurred that has had, or that would reasonably be expected to have, individually or in the aggregate with other such changes or events, a Business Material Adverse Effect.

(e)          The Reorganization shall have been completed in all material respects in accordance with Section 6.14 with respect to step 1 of Exhibit D.

Section 7.3          Additional Conditions to Obligations of Seller.  The obligations of Seller to consummate the transactions contemplated hereby are subject to the fulfillment, on the Closing Date, of each of the following conditions (any or all of which may be waived by Seller in whole or in part in its sole discretion):

(a)          (i) The representations and warranties of Purchaser set forth in Section 5.1, Section 5.2 and Section 5.5 shall be true and correct in all material respects as of the Closing Date as though made as of the Closing Date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date) and (ii) all other representations and warranties of Purchaser contained in Article V shall be true and correct (without giving effect to any materiality qualifications set forth therein) as of the Closing Date as though made as of the Closing Date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except, in the case of this clause (ii), where the failure of such representations or warranties to be true and correct would not reasonably be expected to materially impair or delay Purchaser’s ability to perform its respective obligations under this Agreement and the other Transaction Agreements or consummate the transactions contemplated hereby or thereby;

(b)          Purchaser shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by Purchaser on or prior to the Closing Date; and

(c)          The Company shall have received a certificate of an executive officer of Purchaser to the effect that, to the best of his knowledge, the conditions set forth in subsections (a) and (b) of this Section 7.3 have been satisfied.

ARTICLE VIII

TERMINATION

Section 8.1          Termination of Agreement.  This Agreement may be terminated at any time prior to the Closing Date as follows:

(a)          by mutual written consent of Seller and Purchaser;

(b)          at the election of Seller or Purchaser after October 1, 2021 (the “Outside Date”), if the Closing shall not have occurred by 5:00 p.m. New York time on such date; provided, however, that neither Seller nor Purchaser may terminate this Agreement pursuant to this Section 8.1(b) if it is in material breach of any of its obligations hereunder and such material breach causes, or results in, either (i) the failure to satisfy the conditions to the obligations of the terminating party set forth in Article VII prior to the Outside Date, or (ii) the failure of the Closing to have occurred prior to the Outside Date; provided, further, that neither Seller nor Purchaser shall have the right to terminate this Agreement pursuant to this Section 8.1(b) in the event the other party has initiated proceedings to specifically enforce this Agreement while such proceedings are still pending;

(c)          by Seller or Purchaser if there shall be in effect a final, nonappealable Governmental Order of a Governmental Entity having competent jurisdiction over the Company Business (other than any portion thereof that is not material) prohibiting the consummation of the transactions contemplated by this Agreement; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to the party seeking to terminate if such party is then in breach of any of its representations, warranties, covenants or other agreements hereunder that would result in a failure of a condition set forth in Article VII, as applicable;

(d)          by Purchaser if (i) Purchaser is not in material breach of any of its obligations hereunder and (ii) Seller or the Company is in material breach of any of its respective representations, warranties or obligations hereunder that would render any condition set forth in Section 7.2(a) or Section 7.2(b) not to be satisfied, and such breach is either (A) not capable of being cured prior to the Outside Date or (B) if curable, is not cured within the earlier of (x) twenty Business Days after the giving of written notice by Purchaser to Seller and (y) two Business Days prior to the Outside Date;

(e)          by Seller if (i) (A) Purchaser fails to complete the Transaction within two Business Days after the date when it was required to pursuant to and in accordance with Section 2.2 and (B) Seller has confirmed to Purchaser in writing that it stands ready, willing and able to consummate the Transaction or (ii) (A) Seller is not in material breach of any of its obligations hereunder and (B) Purchaser is in material breach of any of its representations, warranties or obligations hereunder that would render any condition set forth in Section 7.3(a) or Section 7.3(b) not to be satisfied, and, in the case of this clause (ii) only, such breach is either (A) not capable of being cured prior to the Outside Date or (B) if curable, is not cured within the earlier of (x) twenty Business Days after the giving of written notice by Seller to Purchaser and (y) two Business Days prior to the Outside Date;

Section 8.2          Procedure Upon Termination.  In the event of termination and abandonment by Seller or Purchaser, or both, pursuant to Section 8.1, written notice thereof specifying the relevant provision under which termination is made shall be given to the other party or parties, and the transactions contemplated by this Agreement shall be abandoned, without further action by any of Seller, the Company or Purchaser.

Section 8.3          Effect of Termination.

(a)          In the event that this Agreement is validly terminated in accordance with Section 8.1, then each of the parties shall be relieved of its duties and obligations arising under this Agreement after the date of such termination and such termination shall be without liability to Seller or Purchaser; provided, however, that subject to the terms of this Section 8.3, (i) no such termination shall (A) restrict the availability of specific performance, if any, set forth in Section 10.13 with respect to surviving obligations that are to be performed following such termination or (B) relieve any party hereto from liability for damages resulting from any Willful Breach and (ii) the provisions of Section 6.4, Section 6.5, Section 6.10(d), this Article VIII, Section 9.1 and Article X shall remain in full force and effect and survive any termination of this Agreement in accordance with its terms.  For purposes of this Section 8.3, the term “Willful Breach” means a party’s knowing and intentional material breach of any of its representations or warranties as set forth in this Agreement, or such party’s material breach of any of its covenants or other agreements set forth in this Agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such party with the knowledge that the taking of such act or failure to take such act would cause a material breach of this Agreement.  Notwithstanding the foregoing, a failure by Purchaser to close in accordance with this Agreement when they are obligated to do so shall be deemed to be a Willful Breach.

(b)          In the event that this Agreement is validly terminated (i) by either the Seller or Purchaser pursuant to Section 8.1(b) at a time when Seller could have terminated this Agreement pursuant to Section 8.1(e)(i) or Section 8.1(e)(ii) or (ii) by Seller pursuant to Section 8.1(e)(i) or Section 8.1(e)(ii), Purchaser shall pay to Seller (or its designee) a fee of $100,000,000 (the “Purchaser Termination Fee”) by wire transfer of immediately available funds, such payment to be made within two Business Days of the applicable termination.

(c)          The parties acknowledge and hereby agree that the Purchaser Termination Fee if, as and when required to be paid in accordance with this Section 8.3, shall not constitute a penalty but will be liquidated damages, in a reasonable amount that will compensate the party receiving such amount in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transaction, which amount would otherwise be impossible to calculate with precision.  The parties acknowledge and hereby agree that in no event shall Purchaser be required to pay the Purchaser Termination Fee on more than one occasion.

(d)          Each of the parties acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the parties would not enter into this Agreement.  If Purchaser fails to timely pay the Purchaser Termination Fee in accordance with Section 8.3(b) when due hereunder, then Purchaser shall pay to Seller (or its designee) its costs and expenses (including reasonable attorneys’ fees and the fees and expenses of any expert or consultant engaged by Seller) in connection with any steps taken to collect such fee, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at a per annum rate based on the prime rate as published in The Wall Street Journal, Eastern Edition in effect on the date of such payment, plus 4%.  Any amount payable pursuant to Section 8.3(b) shall be paid by Purchaser by wire transfer of same day funds prior to or on the date such payment is required to be made under Section 8.3(b).

(e)          Notwithstanding anything to the contrary in this Agreement, in any circumstance in which this Agreement is validly terminated and the Purchaser Termination Fee is paid to Seller (or its designee) by Purchaser pursuant to this Section 8.3, and Seller (or its designee) is reimbursed for any costs and expenses of the Company in accordance with Section 6.10(d) and Section 8.3(d), the receipt of the Purchaser Termination Fee and such reimbursements shall, subject to Section 10.13, be the sole and exclusive monetary remedy of Seller and the Company against Purchaser or any of its former, current or future general or limited partners, stockholders, controlling Persons, managers, members, directors, officers, employees, Affiliates, affiliated (or commonly advised) funds, representatives, agents or any their respective assignees or successors or any former, current or future general or limited partner, stockholder, controlling Person, manager, member, director, officer, employee, Affiliate, affiliated (or commonly advised) fund, representative, agent, assignee or successor of any of the foregoing (collectively, the “Purchaser Related Parties”) or any Lender Related Party for any loss or damage suffered as a result of the failure of the Transaction to be consummated or for a breach of, or failure to perform under, this Agreement or any certificate or other document delivered in connection herewith or otherwise or in respect of any representation made or alleged to have been made in connection herewith or therewith and upon payment of such amounts, none of the Purchaser Related Parties or Lender Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or in respect of any representations made or alleged to be made in connection herewith, except that nothing shall relieve Purchaser of its obligations under Section 6.4, Section 6.5, Section 6.10(d) and Section 8.3(d), the applicable Affiliate of Purchaser under the Confidentiality Agreement or the Guarantor under the Limited Guarantee.  Notwithstanding anything to the contrary contained in this Agreement, and without limiting the Company’s rights under Section 10.13, under no circumstances will the Company be entitled to monetary damages under this Agreement or in connection with the transactions contemplated hereby from (i) Purchaser in excess of the amount equal to the Purchaser Termination Fee (and any costs, expenses, interest and other amounts payable pursuant to Section 6.10(d) and Section 8.3(d)) or (ii) any Purchaser Related Parties (other than Purchaser), other than pursuant to, and in accordance with the terms of, the Limited Guarantee, the Equity Financing Commitment or the Confidentiality Agreement.

ARTICLE IX

ADDITIONAL AGREEMENTS

Section 9.1          No Reliance.

(a)          Except for the representations and warranties contained in Article IV, Purchaser is acquiring the Company Business “As-Is, Where-Is”, and none of Seller, its Subsidiaries, the Acquired Companies or any of their respective Affiliates, directors, officers, employees, subsidiaries, controlling persons, agents or other Representatives or any other Person or Non-Recourse Party has made or makes or is authorized to make, and Purchaser hereby waives, any other express or implied representation or warranty, express or implied, whether written or oral, on behalf of Seller, its Subsidiaries, the Acquired Companies or their respective Affiliates, directors, officers, employees, Subsidiaries, controlling persons, agents or other Representatives or any other Person.

(b)          To the fullest extent permitted by applicable Law, except for the representations and warranties expressly set forth in Article IV, none of Seller, its Subsidiaries, the Acquired Companies or any other Person will have or be subject to any liability or indemnification obligation on any basis (including in contract or tort, under applicable federal or state securities Laws or otherwise) to Purchaser or any other Person resulting from the sharing with Purchaser or its Representative, or Purchaser’s use of any information, documents, projections, forecasts or other materials made available to Purchaser in the Electronic Data Room or management presentations (or omissions therefrom) in expectation of the transactions contemplated by this Agreement or otherwise.  Except for the representations and warranties expressly set forth in Article IV, it is understood and Purchaser acknowledges that any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations provided or addressed to Purchaser are not and shall not be deemed to be or to include representations and warranties of Seller, its Subsidiaries, the Acquired Companies or any of their respective Affiliates.  Except for the representations and warranties expressly set forth in Article IV, Purchaser acknowledges and agrees, to the fullest extent permitted by applicable Law, to Seller’s and the Company’s express disavowal and disclaimer of any other representations and warranties, whether made by Seller, the Company or any other Person on behalf of Seller or the Company, and of all liability and responsibility for any representation, warranty, projections, forecasts or other materials made available to Purchaser, including any opinion, information, projection, forecast or other information that may have been or may be provided to Purchaser by any director, officer, employee, agent, consultant or other Representative of Seller, the Company or any of their respective Affiliates.  In furtherance of the foregoing, and not in limitation thereof, Purchaser specifically acknowledges and agrees that none of Seller, its Subsidiaries, the Acquired Companies or any of their respective Affiliates makes or has made any representation or warranty, express or implied, with respect to any financial projection or forecast delivered to Purchaser with respect to the performance of the Company Business either before or after the Closing Date.  Purchaser acknowledges and agrees, on its own behalf and on behalf of the Purchaser Related Parties, that (i) such projections or forecasts are being provided solely for the convenience of Purchaser to facilitate its own independent investigation of the Company Business, (ii) there are uncertainties inherent in attempting to make such projections or forecasts, (iii) Purchaser is familiar with such uncertainties and (iv) Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections or forecasts (including the reasonableness of the underlying assumptions).  Purchaser acknowledges that it has conducted to its satisfaction its own independent investigation of the condition, operations and businesses of the Company Business and, in making their determination to proceed with the transactions contemplated by this Agreement, Purchaser has been provided and have evaluated such documents and information as they have deemed necessary and have relied solely on the results of their own independent investigation and verification and the representations and warranties expressly set forth in Article IV.

Section 9.2          Survival.  To the fullest extent permitted by applicable Law, the representations, warranties, covenants and agreements of the parties contained in this Agreement or in any certificate delivered in connection herewith shall terminate effective as of the Closing and there shall be no liability in respect thereof (except for claims based on fraud), whether such liability has accrued prior to or after the Closing, on the part of any party, except that the covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part following the Closing (including, for the avoidance of doubt, Article X) shall survive the Closing in accordance with their terms and, if no term is specified, then for the longest period permitted by Law.  Furthermore, without limiting the generality of this Section 9.2, except for claims based on fraud, no Action will be brought, encouraged, supported or maintained by, or on behalf of, any party against any other party, and no recourse will be sought or granted against any of them, by virtue of, or based upon, any alleged misrepresentation or inaccuracy in, or breach of, any of the representations, warranties, covenants or agreements of the parties contained in this Agreement or in any certificate delivered in connection herewith that have terminated in accordance with this Section 9.2.

ARTICLE X

MISCELLANEOUS

Section 10.1        Assignment; Binding Effect.  This Agreement and the rights hereunder are not assignable unless such assignment is consented to in writing by both Purchaser and Seller and, subject to the preceding clause, this Agreement and all the provisions hereof shall be binding upon and shall inure to the benefit of the parties and their respective successors and permitted assigns; provided, however, that no consent of Seller shall be required for any assignment by Purchaser (i) in the nature of a collateral assignment of any or all of Purchaser’s rights hereunder to any Financing Source or agent or collateral trustee for any Financing Source, (ii) of any of Purchaser’s rights or obligations hereunder to any Affiliate (including, the right to designate one or more Affiliates as the purchasers of the Equity Interests of any or all of the Other Purchased Entities), or (iii) of any or all of Purchaser’s rights and obligations hereunder to any Person who acquires any substantial portion of the Company Business, with the understanding and agreement that any assignment of any of Purchaser’s obligations hereunder pursuant to the foregoing clauses (i), (ii) or (iii) shall not relieve Purchaser of the assigned obligations to the extent they are not performed by such assignee.

Section 10.2        Governing Law; Jurisdiction.

(a)          This Agreement and all Actions (whether in tort, contract or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any Action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) shall be governed by and construed in accordance with the Laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws.

(b)          Each of the parties hereto hereby irrevocably and unconditionally (i) submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery in Wilmington, Delaware (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, the United States District Court for the Southern District of New York located in New York, New York or, if such court declines to accept jurisdiction, then any court of the State of New York sitting in the borough of Manhattan), and any appellate court from any thereof, in any Action arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement (including any Action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement), or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such Actions shall be heard and determined in such Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, the United States District Court for the Southern District of New York located in New York, New York or, if such court declines to accept jurisdiction, then any court of the State of New York sitting in the borough of Manhattan), (ii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any Action arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement (including any Action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) in the Delaware Court of Chancery, the United States District Court for the Southern District of New York located in New York, New York or any court of the State of New York sitting in the borough of Manhattan, (iii) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Action in any such court and (iv) agrees that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.  Each of the parties hereto agrees that service of process, summons, notice or document by registered mail addressed to it at the applicable address in Section 10.4 shall be effective service of process for any Action brought in any such court.

(c)          Notwithstanding anything to the contrary contained herein, the parties hereby, each on behalf of itself and each of its controlled Affiliates, further agree that federal and New York State courts located in the City and County of New York, Borough of Manhattan (and appellate courts thereof) shall have exclusive jurisdiction over any action brought against any Lender Related Party in connection with the transactions contemplated under this Agreement, and the Company and the Purchaser, each on behalf of itself and each of its controlled Affiliates hereto irrevocably submits itself and its property with respect to any such action to the exclusive jurisdiction of such court.  Except to the extent relating to the interpretation of any provisions in this Agreement (including any provision in any documentation related to the Financing that expressly specifies that the interpretation of such provisions shall be governed by and construed in accordance with the Law of the State of Delaware), any action brought against any Lender Related Party in connection with the transactions contemplated under this Agreement shall be governed by, and construed in accordance with, the Law of the State of New York.

Section 10.3          WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THE NEGOTIATION, EXECUTION, PERFORMANCE, AND ENFORCEMENT OF THIS AGREEMENT OR ANY OTHER AGREEMENT ENTERED INTO IN CONNECTION HEREWITH AND FOR ANY COUNTERCLAIM WITH RESPECT THERETO (INCLUDING ANY LEGAL PROCEEDING AGAINST OR INVOLVING ANY FINANCING SOURCE ARISING OUT OF THIS AGREEMENT OR THE DEBT FINANCING).  EACH OF THE PARTIES HERETO (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.3.

Section 10.4          Notices.  All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (a) when received if delivered personally, (b) when successfully transmitted by e-mail, and (c) on the next Business Day when sent by overnight courier service, in each case, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Seller, to:

Ingersoll Rand Inc.
800-A Beaty Street
Davidson, NC 28036
Attn:          Andy Schiesl
Email:        andy.schiesl@gardnerdenver.com

with copies (which shall not constitute notice):

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Attn:          Eric Swedenburg
E-mail:      eswedenburg@stblaw.com

If to Purchaser, to:

c/o Platinum Equity Advisors, LLC
360 North Crescent Drive
Beverly Hills, CA   90210
Attention:  General Counsel
Email:  jholland@platinumequity.com

with copies (which shall not constitute notice) to:

Morgan, Lewis & Bockius LLP
600 Anton Boulevard, Suite 1800
Costa Mesa, CA   92626
Attention:  James W. Loss and Randall Wood
Facsimile No.:  (714) 830-0700
Email:  jim.loss@morganlewis.com and randy.wood@morganlewis.com or to such other address or Person as a party shall have last designated by such notice to the other parties.

Section 10.5        Headings.  The headings contained in this Agreement are inserted for convenience only and shall not be considered in interpreting or construing any of the provisions contained in this Agreement.

Section 10.6        Fees and Expenses.  Except as otherwise specified in this Agreement, each party shall bear its own costs and expenses (including investment advisory and legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby; provided, however, that Purchaser shall be responsible for all fees and expenses in connection with any filing pursuant to the HSR Act and the Competition Laws.  Notwithstanding the foregoing, Purchaser and Seller shall each pay one-half of all Transfer Taxes.  Purchaser shall be responsible for filing of all Tax Returns with respect to any Transfer Taxes; provided that Purchaser shall provide Seller with a copy of such Tax Returns prior to the filing and shall make such changes to such Tax Returns as Seller may reasonably request. To the extent Purchaser actually pays more than one-half of any Transfer Tax in connection with filing any such Tax Return, Seller will promptly reimburse Purchaser such that Purchaser and Seller each pay one-half of such Transfer Tax.

Section 10.7        Entire Agreement.  This Agreement (including the Exhibits and Schedules), together with the other Transaction Agreements and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements and understandings between the parties with respect to such subject matter; provided, however, that this Agreement shall not supersede the terms and provisions of the Confidentiality Agreement, which shall survive and remain in effect until expiration or termination thereof in accordance with its terms and this Agreement.

Section 10.8          Interpretation.

(a)          When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference shall be to an Article, Section, Exhibit or Schedule of or to this Agreement (or, with respect to any references to Sections of the Company Disclosure Schedule in Article IV, the Company Disclosure Schedule, and, with respect to any references to Sections of the Purchaser Disclosure Schedule in Article V, the Purchaser Disclosure Schedule) unless otherwise indicated.

(b)          Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(c)          When a reference in this Agreement is made to a “party” or “parties,” such reference shall be to a party or parties to this Agreement unless otherwise indicated.

(d)          Unless the context requires otherwise, the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words in this Agreement refer to this entire Agreement.

(e)          Unless the context requires otherwise, words in this Agreement using the singular or plural number also include the plural or singular number, respectively, and the use of any gender herein shall be deemed to include the other genders.

(f)          The words “to the extent” shall mean the degree to which a subject or other thing extends, and shall not simply mean “if”.

(g)          References in this Agreement to “dollars” or “$” are to U.S. dollars.

(h)          The term “ordinary course of business” shall take into account the commercially reasonable actions taken by the relevant party in response to the Pandemic or the Pandemic Measures.

(i)          The word “or” has the inclusive meaning represented by the phrase “and/or.”

(j)          Unless the context shall otherwise require, any references to any Contract (including this Agreement) or Law shall be deemed to be references to such Contract or Law as amended, supplemented or modified from time to time in accordance with its terms and the terms hereof, as applicable, and in effect at any given time (and, in the case of any Law, to any successor provisions).

(k)          Unless the context shall otherwise require, references to any Person include references to such Person’s successors and permitted assigns, and in the case of any Governmental Entity, to any Person(s) succeeding to its functions and capacities.

(l)          When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded.

(m)          Any reference herein to any information that has been “made available” or “provided to” Purchaser shall mean that such information has been posted to the Electronic Data Room no later than 3:00 p.m., EDT, on the date hereof with customary notice being provided that such information has been added to the Electronic Data Room.

(n)          This Agreement was prepared jointly by the parties and no rule that it be construed against the drafter will have any application in its construction or interpretation.

Section 10.9        Company Disclosure Schedule.

(a)          The Company Disclosure Schedule and the information and disclosures contained therein relate to and qualify certain of the representations, warranties, covenants and obligations made by Seller and the Company in this Agreement and shall not be construed or otherwise deemed to constitute, any representation, warranty, covenant or obligation of Seller, the Company or any other Person except to the extent explicitly provided in this Agreement and shall not be deemed to expand in any way the scope or effect of any of such representations, warranties, covenants or obligations.  No reference to or disclosure of any item or other matter in the Company Disclosure Schedule shall be construed as an admission or indication, in and of itself, that such item represents a material exception or material fact, event or circumstance, that such item has had or would reasonably be expected to have a Business Material Adverse Effect, or that such item or other matter is required to be referred to or disclosed in the Company Disclosure Schedule.  Such additional matters are set forth for informational purposes only.  No reference in the Company Disclosure Schedule to any agreement or document, in and of itself, shall be construed as an admission or indication that such agreement or document is enforceable or currently in effect or that there are any obligations remaining to be performed or any rights that may be exercised under such agreement or document.  No disclosure in the Company Disclosure Schedule relating to any possible breach or violation of, or non-compliance with, any agreement, law or regulation, in and of itself, shall be construed as an admission or indication that any such breach, violation or non-compliance exists or has actually occurred, and nothing in the Company Disclosure Schedule shall constitute an admission of any liability or obligation of any Person to any other Person or shall confer or give any third party any remedy, claim, liability, reimbursement, cause of action or any other right whatsoever.  Neither the specification of any item or matter in any representation or warranty contained in this Agreement nor the inclusion of any specific item in the Company Disclosure Schedule is intended to imply that such item or matter, or other items or matters, are or are not in the ordinary course of business, and no party shall use the fact of the setting forth or the inclusion of any such item or matter in any dispute or controversy between the parties as to whether any obligation, item or matter not described in this Agreement or included in the Company Disclosure Schedule is or is not in the ordinary course of business for purposes of this Agreement.  The Company Disclosure Schedule is arranged in sections corresponding to the Sections in this Agreement and any items or matters set forth in one section or subsection of the Company Disclosure Schedule shall be deemed to apply to and qualify the Section or subsection of this Agreement to which it corresponds and each other Section or subsection of this Agreement to the extent the relevance of such items or matters to such other Section or subsection of this Agreement is reasonably apparent.  The inclusion of any cross-references to any section or subsection of the Company Disclosure Schedule, or the failure to include such cross-references, shall not be deemed to mean that the relevance of any disclosure is not reasonably apparent for the purposes of the immediately preceding sentence.  The headings contained in the Company Disclosure Schedule are included for convenience and reference only, and are not intended to limit the effect of the disclosures contained in the Company Disclosure Schedule or to expand, modify or influence the scope of the information required to be disclosed in the Company Disclosure Schedule or the interpretation of this Agreement.

(b)          The information contained in the Company Disclosure Schedule is confidential, proprietary information of Seller and the Company, and Purchaser shall be obligated to maintain and protect such confidential information pursuant to this Agreement and the Confidentiality Agreement.  In disclosing the information in the Company Disclosure Schedule, Seller and the Company expressly does not waive any attorney-client privilege or other similar privilege associated with such information or any protection afforded by the work-product doctrine or other similar doctrine with respect to any of the matters disclosed or discussed herein.

Section 10.10      Waiver and Amendment.  This Agreement may be amended, modified or supplemented only by a mutual written agreement executed and delivered by Seller and Purchaser.  Except as otherwise provided in this Agreement, any failure of any party to comply with any obligation, covenant, agreement or condition herein may be waived by the party entitled to the benefits thereof only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.  Notwithstanding anything to the contrary contained herein, Section 8.3(e), Section 10.2(c), Section 10.3, this Section 10.10, Section 10.12 and Section 10.15(b) (or any other provision of this Agreement to the extent that an amendment of such provision would modify the substance of any such foregoing Section) may not be amended or waived in a manner that is material and adverse in any respect to a Lender Related Party without the prior written consent of the applicable Financing Source.

Section 10.11       Counterparts.  This Agreement may be executed in any number of counterparts, including by means of facsimile or email in Portable Document Format, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

Section 10.12       Third-Party Beneficiaries.  This Agreement shall be binding upon and inure solely to the benefit of, and be enforceable by, only the parties hereto and their respective successors and permitted assigns except as set forth in Section 6.8, Section 10.15 and Section 10.16 each of which rights are hereby expressly acknowledged and agreed to by Purchaser, nothing herein, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement.  Notwithstanding the foregoing, each Lender Related Party shall be a third party beneficiary of Section 8.3(e), Section 10.2(c), Section 10.3, Section 10.10 and this last sentence of Section 10.12 and Section 10.15(b).

Section 10.13       Remedies.

(a)          The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with its specified terms or otherwise breach such provisions.  Accordingly, the parties hereto acknowledge and hereby agree that, subject to the terms of this Section 10.13, in the event of any breach or threatened breach by Seller or the Company, on the one hand, or Purchaser, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, Seller and the Company, on the one hand, and Purchaser, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other (as applicable), and to specifically enforce the terms and provisions of this Agreement to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other (as applicable) under this Agreement, without proof of actual damages or inadequacy of legal remedy and without bond or other security being required.  The parties hereby further acknowledge and agree that prior to the Closing, Seller shall be entitled to specific performance to enforce specifically the terms and provisions of, and to prevent or cure breaches of this Agreement, including Section 6.7 and Section 6.10, by Purchaser and to cause Purchaser to consummate the transactions contemplated hereby, including to effect the Closing in accordance with Section 2.2, on the terms and subject to the conditions in this Agreement.

(b)          Notwithstanding anything in this Agreement to the contrary, it is hereby acknowledged and agreed that Seller shall be entitled to specific performance to cause Purchaser to cause the Equity Financing to be funded and to consummate the Closing if, but only if, (i) Purchaser fails to complete the Closing by the date the Closing is required to have occurred pursuant to Section 2.2, (ii) the financing provided for by the Debt Financing Commitment (or, if Alternative Financing, such Alternative Financing, as the case may be) has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing and (iii) Seller has confirmed in writing that, if specific performance is granted and the Equity Financing and Debt Financing are funded, then Seller will take all such actions in its power to cause the Closing to occur.  Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (x) the party seeking the injunction, specific performance and other equitable relief has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity.  Notwithstanding anything else to the contrary in this Agreement, for the avoidance of doubt, while Seller may concurrently seek, as alternative remedies, (i) specific performance or other equitable relief, subject in all respects to this Section 10.13 and (ii) payment of the Purchaser Termination Fee or monetary damages, if, as and when required pursuant to this Agreement, under no circumstances shall Seller be permitted or entitled to receive a grant of specific performance to cause the Equity Financing to be funded (whether under this Agreement or the Equity Financing Commitment) or other equitable relief if this Agreement has been validly terminated in accordance with its terms and Seller has requested and received payment of the Purchaser Termination Fee and all of the other amounts, as and when due, owing to Seller pursuant to Section 6.10(d) and Section 8.3(d).

(c)          The remedies available to Seller pursuant to this Section 10.13 shall be in addition to any other remedy to which it is entitled at law or in equity, and the election to pursue an injunction or specific performance shall not restrict, impair or otherwise limit Seller from seeking to obtain such other remedies.  For the avoidance of doubt, the parties hereto further agree that (i) by seeking the equitable remedies provided for in this Section 10.13, a party shall not in any respect waive its right to seek at any time any other form of relief that may be available to a party in accordance with the terms of this Agreement in the event that this Agreement has been terminated or in the event that the equitable remedies provided for in this Section 10.13 are not available or otherwise are not granted, and (ii) nothing set forth in this Section 10.13 shall require any party hereto to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 10.13 prior or as a condition to exercising any termination right under Article VIII (and pursuing monetary damages and/or the Purchaser Termination Fee (and any other amounts, as and when due, owing to Seller or the Company pursuant to Section 6.10(d) and Section 8.3(d)) after such termination to the extent permitted in accordance with this Agreement), nor shall the commencement of any legal proceeding pursuant to this Section 10.13 or anything set forth in this Section 10.13 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article VIII or pursue any other remedies under this Agreement.

Section 10.14      Severability.  If any provision of this Agreement or the application of any such provision to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof.

Section 10.15      No Recourse.

(a)          Notwithstanding anything that may be expressed or implied in this Agreement or any document or instrument delivered in connection herewith, by its acceptance of the benefits of this Agreement, Purchaser covenants, agrees and acknowledges that no Persons other than Seller and the Company have any liabilities, obligations, commitments (whether known or unknown or whether contingent or otherwise) hereunder, and that, notwithstanding that the Seller or its respective managing members or general partners may be partnerships or limited liability companies, Purchaser has no right of recovery under this Agreement, or any claim based on such liabilities, obligations, commitments against, and no personal liability shall attach to, the former, current or future equity holders, controlling persons, directors, officers, employees, agents, Affiliates, members, managers or general or limited partners of any of Seller or the Company or any former, current or future stockholder, controlling person, director, officer, employee, general or limited partner, member, manager, Affiliate or agent of any of the foregoing (collectively, but not including Seller and the Company, each a “Non-Recourse Party”), through Seller, the Company or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of the Company against any Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or Law, or otherwise.  Without limiting the foregoing, no claim will be brought or maintained by Purchaser or any Purchaser Related Party or any of their respective successors or permitted assigns against any Non-Recourse Party that is not otherwise expressly identified as a party to this Agreement, and no recourse will be brought or granted against any of them, by virtue of or based upon any alleged misrepresentation or inaccuracy in or breach or nonperformance of any of the representations, warranties, covenants or agreements of any party hereto set forth or contained in this Agreement, any exhibit or schedule hereto, any other document contemplated hereby or any certificate, instrument, opinion, agreement or other document of Seller, the Company or any other Person delivered hereunder.

(b)          No Lender Related Party shall have any liability or obligation to the Seller and its Affiliates and any of the Seller’s or any of such Affiliates’ respective current, former or future officers, directors, employees, agents, representatives, stockholders, limited partners, managers, members or partners with respect to any claim or cause of action (whether in Contract or in tort, in law or in equity or otherwise) relating to: (i) this Agreement or the transactions contemplated hereunder, (ii) the negotiation, execution or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), (iii) any breach or violation of this Agreement and (iv) any failure of the transactions contemplated hereunder to be consummated. For the avoidance of doubt, this Section 10.15(b) does not limit or affect any rights or remedies that Purchaser may have against the parties to the Debt Financing Commitments pursuant to the terms and conditions of the Debt Financing Commitments.

Section 10.16      Representation.  Purchaser agrees, on its own behalf and on behalf of each of its directors, officers, managers, employees and Affiliates, that, following the Closing, Simpson Thacher & Bartlett LLP may serve as counsel to Seller and its Affiliates in connection with any matters related to this Agreement and the contemplated transactions, including any litigation, claim or obligation arising out of or relating to this Agreement or the contemplated transactions notwithstanding any representation by Simpson Thacher & Bartlett LLP prior to the Closing Date of the Company.  Purchaser and the Company hereby (a) waive any claim they have or may have that Simpson Thacher & Bartlett LLP has a conflict of interest or is otherwise prohibited from engaging in such representation and (b) agree that, in the event that a dispute arises either before or after the Closing between Purchaser and Seller or any of their respective Affiliates, Simpson Thacher & Bartlett LLP may represent Seller or any of its Affiliates in such dispute even though the interests of such Person(s) may be directly adverse to Purchaser or the Company and even though Simpson Thacher & Bartlett LLP may have represented the Company in a matter substantially related to such dispute.  Purchaser and the Company also further agree that, as to all communications prior to Closing among Simpson Thacher & Bartlett LLP and the Company, Seller or Seller’s Affiliates and Representatives, that relate in any way to the transactions contemplated hereby, the attorney-client privilege and the expectation of client confidence belongs to the Seller and may be controlled by Seller and shall not pass to or be claimed by Purchaser or the Company.  Notwithstanding the foregoing, in the event that a dispute arises between Purchaser, the Company and a third party other than a party to this Agreement after the Closing, the Company may assert the attorney-client privilege to prevent disclosure of confidential communications by Simpson Thacher & Bartlett LLP to such third party; provided, however, that the Company may not waive such privilege without the prior written consent of Seller.

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be executed the day and year first above written.

INGERSOLL RAND INC.

By:	/s/ Andrew Schiesl
Name: Andrew Schiesl
Title: Senior Vice President, General Counsel, Chief Compliance Officer and Secretary

CLUB CAR, LLC

By:	/s/ James Sheets
Name:	James Sheets
Title:	Vice President and Assistant Secretary

MAJORDRIVE HOLDINGS IV, LLC

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	President and Treasurer

[Signature Page to Securities Purchase Agreement]